As filed with the U.S. Securities and Exchange Commission on March 8, 2023.

Registration No. 333-268949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

AMENDMENT NO. 2
To
FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

____________________________

U Power Limited

(Exact name of Registrant as specified in its charter)

____________________________

Not Applicable
(Translation of Registrant’s name into English)

____________________________

Cayman Islands	5500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2F, Zuoan 88 A, Lujiazui,
Shanghai, People’s Republic of China
0086-21-6859-3598

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________________

Cogency Global Inc.
122 East 42nd St 18th Floor
New York, NY 10168
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Stephanie Tang, Esq. Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Road Hong Kong +852 2219 0888

____________________________

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, or the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS, DATED MARCH 8, 2023

2,500,000 Ordinary Shares

U Power Limited

____________________________

This is an initial public offering of our ordinary shares. We are offering on a firm commitment basis our ordinary shares, par value US$0.0000001 per share. We expect the initial public offering price to be in the range of $6.00 to $8.00 per ordinary share.

Prior to this offering, there has been no public market for our ordinary shares. We plan to apply to list our ordinary shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “UCAR”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our ordinary shares will be approved for listing on Nasdaq.

Investing in our ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying our ordinary shares.

We are not a Chinese operating company, but rather a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating entities established in the People’s Republic of China (the “PRC”). As such, our corporate structure involves unique risks to investors. The ordinary shares offered in this prospectus are shares of the Cayman Islands holding company. Investors of our ordinary shares do not directly own any equity interests in our Chinese operating subsidiaries, but will instead own shares of a Cayman Islands holding company. The Chinese regulatory authorities could intervene or influence the operations of our Chinese operating subsidiaries, including disallowing our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our ordinary shares. See “Risk Factors — Risks Relating to Doing Business in China — Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” Unless otherwise stated, as used in this prospectus and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” “our company”, or “our,” refers to U Power Limited, a Cayman Island holding company. For a description of our corporate structure, see “Corporate History and Structure.”

Our issued and outstanding share capital consists of ordinary shares. Mr. Jia Li, our founder and chairman of the board of directors will beneficially own 72.82% of our total issued and outstanding ordinary shares and total voting power, assuming the option to purchase additional ordinary shares is not exercised by the underwriters. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. See “Risk Factors — Risks Relating to Our Ordinary Shares and this Offering — We will be a “controlled company” under the rules of Nasdaq upon the completion of this offering and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

We are an “emerging growth company” as defined under applicable U.S. securities laws and are eligible for reduced public company reporting requirements. Please read the disclosures beginning on page 10 of this prospectus for more information.

We are subject to legal and operational risks associated with being based in and having the majority of our operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, and adopting new measures to extend the scope of cybersecurity reviews. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. The Security Administration Draft has not been fully implemented as of the date of this prospectus. On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As confirmed by our PRC counsel, Guantao Law Firm, since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures, and for the same reason, we will not be subject to the network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Risk Factors — Risks Relating to Doing Business in China — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection.”

(Prospectus cover continued from next page.)

	Per Share	Total
Initial public offering price	US$	US$
Underwriting discounts(1)	US$	US$
Proceeds, before expenses, to us(2)	US$	US$

____________

(1)         See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriters.

(2)         We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for its out-of-pocket expenses) to be approximately $[    ], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. We have granted the underwriters an option for a period of 30 days after the closing of this offering to purchase up to 15% of the total number of the ordinary shares to be offered by us pursuant to this offering (excluding ordinary shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[    ] based on the offering price of $[    ] per ordinary share, and the total gross proceeds to us, before underwriting discounts, non-accountable expense allowance, and expenses, will be $[    ].

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting,” on or about [            ], 2023.

AMTD	WestPark Capital

Prospectus dated [          ], 2023

(Prospectus cover continued from preceding page.)

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinion; the newly revised Anti-Monopoly Law was promulgated on June 24, 2022, and became effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions.

Our ordinary shares may be prohibited from trading on a national exchange or over-the-counter in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”), if the Public Company Accounting Oversight Board of the United States (the “PCAOB”) determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021. As a result, an exchange may determine to delist our securities. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), which amended the HFCAA by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this registration statement, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021. As such, as of the date of this prospectus, our offering is not affected by the Holding Foreign Companies Accountable Act and related regulations. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. There is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in China — The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on Nasdaq, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. As of the date of this prospectus, (1) no cash transfers nor transfers of other assets have occurred among the Company and its subsidiaries, (2) no dividends nor distributions have been made by the Company or its subsidiaries, and (3) the Company has not paid any dividends nor made any distributions to U.S. investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any funds will be transferred from one entity to another in the foreseeable future. As such, as of the date of this prospectus, we have not installed any cash management policies that dictate how funds are transferred among the Company, its subsidiaries, or investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or a share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they become due in the ordinary course of business. Under our current corporate structure, to fund any cash and financing requirements we may have, the Company may rely on dividend payments from its PRC operating subsidiaries, subject to certain restrictions and limitations imposed by the PRC government.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. See “Risk Factors — Risks Relating to Doing Business in China — To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

About this Prospectus

You should rely on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the ordinary shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor any of the underwriters have taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. For the avoidance of doubt, no offer or invitation to subscribe for ordinary shares is made to the public in the Cayman Islands. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until [    ], 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Conventions that Apply to this Prospectus

Unless we indicate otherwise, references in this prospectus to:

•        “AHYS” are to Anhui Yousheng New Energy Co., Ltd., a limited liability company established pursuant to PRC laws on May 16, 2013, which is controlled by WFOE (as defined below) with 100% equity ownership;

•        “BVI” are to the British Virgin Islands;

•        “China” and the “PRC” are to the People’s Republic of China;

•        “CD Youyineng” are to Chengdu Youyineng Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on October 29, 2020, and is wholly owned by AHYS (defined below).

•        “EV” are to electric vehicle;

•        “Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

•        “ISO” are to a series of quality management and quality assurance standards published by International Organization for standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

•        “mainland China” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•        “our PRC subsidiaries”, or “operating subsidiaries,” are to AHYS (defined below) and its subsidiaries, including CD Youyineng, SH Youteng (defined below), SH Youxu (defined below), Youpin (defined below), Youpin SD (defined below), ZJ Youguan (defined blow), and their respective subsidiaries;

•        “RMB” and “Renminbi” are to the legal currency of China;

•        “shares,” “Shares,” or “ordinary shares” are to the ordinary shares of the Company, par value US$ 0.0000001 per share;

•        “SH Youteng” are to Shanghai Youteng Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on November 3, 2020, and AHYS (defined below) holds 70% of its equity interest;

•        “SH Youxu” are to Shanghai Youxu New Energy Technology Co., Ltd., a limited liability company established pursuant to PRC laws on March 22, 2021, and is wholly owned by AHYS;

•        “SME dealers” are to small and medium sized vehicle dealers;

•        “UK” are to the United Kingdom, made up of England, Scotland, Wales and Northern Ireland;

•        “U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

•        “US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

•        “we,” “us,” “Company,” “our”, and “Upincar” are to U Power Limited, the Cayman Islands holding company, and its predecessor entity and its subsidiaries, as the context requires;

•        “WFOE” are to our wholly owned Chinese subsidiary, Shandong Yousheng New Energy Technology Development Co., Ltd., a limited liability company established pursuant to PRC laws on July 27, 2022;

•        “Youpin” are to Youpin Automobile Service Group Co., Ltd., a limited liability company established pursuant to PRC laws on July 18, 2013, and AHYS holds 53.1072% of its equity interest;

•        “Youpin SD” are to Youpin Automobile Service (Shandong) Co., Ltd., a limited liability company established pursuant to PRC laws on June 30, 2020, and AHYS holds 87% of its equity interest; and

•        “ZJ Youguan” are to Zhejiang Youguan Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on May 21, 2020, and AHYS holds 80% of its equity interest.

ii

We have made rounding adjustments to reach some of the figures included in this prospectus. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan Limited, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors,” before deciding whether to invest in our ordinary shares. This prospectus contains information from an industry report which we commissioned Frost & Sullivan Limited, a third-party independent research firm, to prepare. We refer to this report as the Frost & Sullivan Report.

We are a vehicle sourcing service provider in China, with a vision to becoming an EV market player primarily focused on our proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs.

Since our commencement of operations in 2013, we have principally engaged in the provision of vehicle sourcing services. We broker sales of vehicles between automobile wholesalers and buyers, including small and medium sized vehicle dealers (“SME dealers”) and individual customers primarily located in the lower-tier cities in China, which are smaller and less developed than the tier-1 or tier-2 cities. To that end, we have focused on building business relationships with our sourcing partners and have developed a vehicle sourcing network. As of the date of this prospectus, our vehicle sourcing network consisted of approximately 100 wholesalers and 30 SME dealers located in lower-tier cities in China.

Beginning in 2020, we gradually shifted our focus from the vehicle sourcing business to the development of our proprietary battery-swapping technology, or UOTTA technology. According to Frost & Sullivan, the PRC government will focus on promoting the electrification of commercial vehicles in the next few years, and it is expected that the sales volume of electric commercial vehicles will grow from 164.7 thousand units in 2021 to 431.0 thousand units in 2026 at a CAGR of 21.2% in China, and with the increasing penetration rates of electric commercial vehicles and the expanding battery-swapping infrastructure network, the market size by revenue of battery swapping solutions for electric commercial vehicle is expected to increase from approximately RMB8,661.5 million in 2021 to RMB176,615.1 million in 2026, representing a CAGR of 82.8%. In order to capture the opportunities arising from such growth, our plan is to develop a comprehensive EV battery power solution based on UOTTA technology, which mainly consists of: (i) vehicle-mounted supervisory control units that monitor the real-time status of an EV’s battery packs; (ii) customized vehicle control units (“VCUs”), which upload real-time data of the electric vehicle, such as its battery status, real-time location and safety status, to our data platform, using Bluetooth and/or Wi-Fi technologies; and (iii) our data management platform, which collects and synchronizes real-time information of the EVs uploaded by their respective VCUs, as well as information on the availability and locations of compatible UOTTA battery-swapping stations that assist drivers in locating the nearest compatible UOTTA battery-swapping station(s) available when the EV’s battery is determined to be lower than a certain level; and (iv) UOTTA battery-swapping stations designed for precise positioning, rapid disassembly, compact integration and flexible deployment of battery swapping for compatible EVs.

We have established in-house capabilities in the innovation of EV battery-swapping technology. Through our research and development efforts, we are developing an intellectual property portfolio. As of the date of this prospectus, we had 14 issued patents and 24 pending patent applications in China. Our research and development team is committed to technology innovation. As of the date of the prospectus, our research and development team consisted of 34 personnel and is led by Mr. Rui Wang and Mr. Zhanduo Hao, each of whom has experience of over 20 years in the electric power sector.

In 2021, leveraging years of automobile industry experience, we started cooperating with major automobile manufactures to jointly develop UOTTA-powered EVs, by adapting selected EV models with our UOTTA technology. According to Frost & Sullivan, compared with passenger EV drivers, drivers of commercial-use EVs experience more range anxiety and are more motivated to shorten, or even eliminate, time spent on recharging EVs, therefore, we intend to primarily focus on developing commercial-use UOTTA-powered EVs, such as ride-hailing passenger EVs, small logistics EVs, light electric trucks, and heavy electric trucks, and their compatible UOTTA battery-swapping stations. As of the date of this prospectus, we have entered into cooperating agreements with two major Chinese automobile manufacturers, FAW Jiefang Qingdao Automotive Co., Ltd, and HUBEI TRI-RING Motor Co., Ltd, to jointly develop UOTTA-powered electric trucks. We also have engaged with two battery-swapping station manufactures to jointly develop and manufacture UOTTA battery-swapping stations that are compatible with UOTTA-powered EVs. Our UOTTA battery-swapping stations are designed for precise positioning, rapid disassembly, compact integration and flexible deployment, allowing battery replacement within several minutes. As of the date of this prospectus, we realized sales of five battery-swapping stations. In August 2021, we completed the construction of our own battery-swapping station factory in Zibo City, Shandong Province (the “Zibo Factory”), which commenced manufacturing UOTTA battery-swapping stations in January 2022. We are also in the process of constructing another factory in Wuhu city, Anhui province (the “Wuhu Factory”), which is expected to commence production in 2023. In order to provide a comprehensive battery power solution based on UOTTA technology, we are in the process of developing a data management platform that connects UOTTA-powered EVs and stations, and assists the UOTTA-powered EV drivers in locating the closest compatible UOTTA swapping-stations on their routes. In January 2022, we started operating a battery-swapping station, pursuant to our station cooperation agreement with Quanzhou Xinao Transportation Energy Development Co., Ltd (“Quanzhou Xinao”), a local gas station operator in Quanzhou City, Fujian Province. Although we have made significant progress in entering into the EV market, there is no assurance that we will be able to execute our business plan to expand into the EV market as we have planned.

Approvals from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions”, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. The Security Administration Draft has not been fully implemented.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. As of the date of this prospectus, we have not received any notice from any authorities identifying any of our PRC subsidiaries as a CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. We believe our PRC operations will not be subject to cybersecurity review by the CAC for this offering, because our PRC subsidiaries are not CIIOs or data processing operators with personal information of more than 1 million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Risk Factors — Risks Relating to Doing Business in China — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection.”

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. The Overseas Listing Trial Measures will regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC.

As of the date of this prospectus, our PRC counsel, Guantao Law Firm, has advised us that, as of the date of this prospectus, neither we nor our PRC subsidiaries are required to complete the filing procedures with the CSRC or obtain any approval from any PRC authorities for our offering and listing on the U.S. exchange. However, if we fail to obtain approval for the effectiveness of the registration statement before March 31, 2023, or if we obtain the approval before March 31, 2023 but fail to complete the offering and listing before September 30, 2023, we will be required to complete the filing procedures with the CSRC in connection with the overseas securities offering and listing.

Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our ordinary shares may depreciate significantly or become worthless.

See “Risk Factors — Risks Relating to Doing Business in China — The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.”

Approvals from the PRC Authorities to Conduct Our Operations

As of the date of this prospectus, we and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required and material for conducting our operations in China, such as business licenses and auto dealer filings. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our ordinary shares could depreciate significantly or become worthless.

Dividends and Distributions

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or a share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. As of the date of this prospectus, (1) no cash transfer or transfer of other assets have occurred among the Company and its subsidiaries, (2) no dividends or distributions have been made by a subsidiary, and (3) the Company has not made any dividends or distributions to U.S. investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future, or any funds will be transferred from one entity to another. As such, as of the date of this prospectus, we have not installed any cash management policies that dictate how funds are transferred among the Company, its subsidiaries, or investors.

Our PRC operating entities receive substantially all of our revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements we may have, we may rely on dividend payments from its PRC operating subsidiaries. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Cash dividends, if any, on our ordinary shares, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10.0%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by WFOE, Shandong Yousheng New Energy Technology Development Co., Ltd, to its two direct Hong Kong holding companies. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate if and when our PRC subsidiaries plan to declare and pay dividends to our Hong Kong subsidiaries.

PCAOB’s Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong

Our ordinary shares may be delisted under the HFCAA if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the Consolidated Appropriations Act, which amended the HFCAA by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. WWC P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021. As such, as of the date of this prospectus, our offering is not affected by the HFCAA and related regulations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. There is a risk that our auditor cannot be inspected by the PCAOB in the future, and if the PCAOB determines that it cannot inspect or fully investigate our auditor for two consecutive years beginning in 2022, our securities will be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in China — The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB of the United States. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors:

•        a vehicle sourcing network in lower-tiered cities in China;

•        UOTTA battery-swapping technology;

•        strong cooperation with key partners, including major automakers and battery developers in China; and

•        visionary and experienced management team with strong commitment.

Our Growth Strategies

The following are our primary growth strategies:

•        jointly develop UOTTA-powered EVs with major auto manufacturers in China;

•        develop and manufacture battery-swapping stations for UOTTA-powered EVs;

•        enhance our research and development capabilities; and

•        expand sales channels.

Summary of Risk Factors

An investment in our ordinary shares is subject to a number of risks, including risks relating to our business and industry, risks relating to doing business in China and risk relating to our ordinary shares in this offering. You should carefully consider all the information in this prospectus before making an investment in the ordinary shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Doing Business in China

Risks and uncertainties that are related to doing business in China include, but are not limited to, the following:

•        Changes in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations (see “Risk Factors — Risks Relating to Doing Business in China — Changes in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations”);

•        PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable (see “Risk Factors — Risks Relating to Doing Business in China — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable”);

•        Substantial uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us (see “Risk Factors — Risks Relating to Doing Business in China — Substantial uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us”);

•        Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see “Risk Factors — Risks Relating to Doing Business in China — Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless”);

•        We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection (see “Risk Factors — Risks Relating to Doing Business in China — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection”);

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws (see “Risk Factors — Risks Relating to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws”);

•        It may be difficult for overseas regulators to conduct investigations or collect evidence within China (see “Risk Factors — Risks Relating to Doing Business in China — It may be difficult for overseas regulators to conduct investigations or collect evidence within China”);

•        If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ordinary shareholders (see “Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ordinary shareholders”);

•        We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by our non-PRC holding companies (see “Risk Factors — Risks Relating to Doing Business in China — We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by our non-PRC holding companies”);

•        Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties (see “Risk Factors — Risks Relating to Doing Business in China — Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties”);

•        The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject our PRC subsidiaries to penalties or liabilities (see “Risk Factors — Risks Relating to Doing Business in China — The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject our PRC subsidiaries to penalties or liabilities”);

•        The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions (see “Risk Factors — Risks Relating to Doing Business in China — The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions”);

•        The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law (see “Risk Factors — Risks Relating to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law”);

•        PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions (see “Risk Factors — Risks Relating to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions”);

•        We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations (see “Risk Factors — Risks Relating to Doing Business in China — We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations”);

•        We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business (see “Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”);

•        To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see “Risk Factors — Risks Relating to Doing Business in China — To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets”);

•        You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares (see “Risk Factors — Risks Relating to Doing Business in China — You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares”);

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business (see “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business”);

•        Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment (see “Risk Factors — Risks Relating to Doing Business in China — Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment”);

•        Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment (see “Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment”);

•        If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised (see “Risk Factors — Risks Relating to Doing Business in China — If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised”);

•        The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors (see “Risk Factors — Risks Relating to Doing Business in China — The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors”); and

•        The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor (see “Risk Factors — Risks Relating to Doing Business in China — The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor”).

Risks Relating to Our Business and Industry

Risk and uncertainties related to our business and industry in general include, but are not limited to, the following:

•        We have limited operating history in an emerging and fast-growing market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations;

•        We may not be able to effectively manage our growth, control expenses or implement business strategies, any of which events may cause us to be unable to provide services or deliver products with premium quality or compete effectively;

•        For the six months ended June 30, 2022, and fiscal years 2021 and 2020, we were not profitable, and we did not generate positive cash flows from operations in fiscal year 2021;

•        We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on acceptable terms or at all;

•        We and our manufacturing partners may be subject to increased environmental and safety or other regulation resulting in higher costs, cash expenditures, and/or sales restrictions; and

•        Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.

•        Our vehicle sourcing network is crucial to the success of our business. If we fail to further develop or maintain our business relationships with sourcing partners at a sustainable cost, or at all, our business, financial condition and prospects would be materially and adversely affected;

•        The net commissions from our sourcing services may decline in the future, and any material decrease in such commissions could harm our business, financial condition and results of operations; and

•        Our future growth is dependent upon the demand for, and upon consumers’ willingness to adapt to, EVs and battery-swapping stations as a power solution;

•        Our success depends on our ability to successfully develop, market and sell UOTTA-powered commercial-use EVs and battery-swapping stations;

•        If UOTTA-powered EVs and battery-swapping stations do not meet the expectations of customers and users, our business, financial condition and competitive position will be materially and adversely affected;

•        We may encounter difficulty promoting and marketing UOTTA-powered EVs and battery-swapping stations because of the lack of unified industry standards on EV batteries;

•        Our reliance on third parties for manufacturing UOTTA-powered commercial-use EVs and battery-swapping stations increases the risk that the supply of our products may become limited or interrupted or may not be of satisfactory quality and quantity;

•        We may fail to maintain our strategic partnerships with auto manufacturers to jointly develop UOTTA-powered EVs;

•        We could experience cost increases or disruptions in supply of raw materials or other components used in the manufacturing of battery-swapping stations; and

•        We may experience delays in the development and launch of any UOTTA-powered EV models in collaboration with our cooperating manufacturers.

Risks Relating to Our Ordinary Shares and This Offering

Risks and uncertainties that are related to this offering and the trading market of our ordinary shares, include, but are not limited to the following:

•        Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution;

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law;

•        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies; and

•        We will be a “controlled company” under the rules of Nasdaq upon the completion of this offering and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Corporate Structure

We are a Cayman Islands exempted company incorporated on June 17, 2021. Exempted companies are Cayman Island companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act (2021 Revision).

The following diagram illustrates our corporate structure as of the date of this prospectus. For more details on our corporate history, please refer to “Corporate History and Structure.”

Corporate Information

Our principal executive offices are located at 18/F, building 3, science and Technology Industrial Park, Yijiang District, Wuhu City, Anhui Province (安徽省芜湖市弋江区科技产业园3号楼18层), People’s Republic of China. Our telephone number at this address is 00852-6859-3598. Our registered office in the Cayman Islands is located at McGrath Tonner Corporate Services Limited Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Islands, KY1-1106 and the phone number of our registered office is (345) 623-2740.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is http://www.upincar.com/. The information contained on our websites is not a part of this prospectus. Our agent for service of process in the United States is located at 122 East 42nd St 18th Floor, New York, NY 10168.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

Upon the completion of this offering, Mr. Jia Li, our founder and chairman of the board of directors will continue to beneficially own 72.82% of our total issued and outstanding ordinary shares and voting power, assuming the option to purchase additional ordinary shares is not exercised by the underwriters. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Jia Li will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

THE OFFERING

Offering Price	We currently estimate that the initial public offering price will be between US$6.00 and US$8.00 per ordinary share.
Ordinary shares offered by us	2,500,000 ordinary shares (or 2,875,000 ordinary shares if the underwriters exercise in full the over-allotment option).
Ordinary shares outstanding prior to the completion of this offering	50,000,000 ordinary shares
Ordinary shares outstanding immediately after this offering	52,500,000 ordinary shares (or 52,875,000 ordinary shares if the underwriters exercise in full the over-allotment option)
Over-Allotment Option

We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 15% additional ordinary shares at the initial public offering price, less underwriting discounts.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$14.39 million (or US$16.83 million if the underwriters exercise their options to purchase additional ordinary shares in full) from this offering, assuming an initial public offering price of US$7.00 per ordinary share, which is the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering primarily for developing and marketing of UOTTA-powered EVs, manufacturing and developing UOTTA-powered battery-swapping stations, developing and upgrading UOTTA technologies; and working capital.

See “Use of Proceeds” for more information.

Lock-up

We, our directors and executive officers and existing shareholders holding 5% or more of the Company’s ordinary shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares, for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing	We intend to apply to have our ordinary shares listed on the Nasdaq Stock Market under the symbol “UCAR”.
Payment and settlement	The underwriters expect to deliver the ordinary shares against payment on [ ], 2023, through the facilities of The Depository Trust Company, or DTC.
Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ordinary shares.
Capital Structure and Voting Rights

Our authorized share capital is US$50,000 divided into 500,000,000,000 shares of a par value of US$0.0000001 per share.

Holders of ordinary shares are entitled to one vote per one ordinary share. See “Description of Share Capital.”

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends. In such case, the market prices of our ordinary shares could decline and you may lose part or all of your investment.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

All of our revenues are generated by our PRC subsidiaries. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

Although the PRC economy has grown significantly in the past, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on a specific industry including our PRC subsidiaries in China. Such developments could adversely affect our PRC subsidiaries’ business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

The PRC operating entities’ ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations, or their interpretation, particularly those regarding the Internet, including censorship and other restrictions on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation, and other laws that affect our ability to operate our business.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from their understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Substantial uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the promulgation of new rules and explanations and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Specifically, rules and regulations in China can change quickly with little advance notice.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we or our PRC subsidiaries may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our PRC subsidiaries’ business and impede their ability to continue our operations.

Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

We are a Cayman Islands holding company and are not a Chinese company. As a holding company with no material operations of our own, we conduct all of our operations through our PRC operating entities in China. As such, our corporate structure involves unique risks to investors. There are legal and operational risks associated with having operations in mainland China, and the Chinese regulatory authorities could disallow this ownership structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

In the meeting of the Political Bureau of the CPC Central Committee held on July 30, 2021, the improvement of the regulatory system for overseas listing of enterprises was first proposed. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and submit relevant information to the CSRC.

Although the detailed implementations are still unclear, the supervision of overseas listing of Chinese stocks may continue to tighten. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our operating entities to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to our compliance with such regulations or interpretations. As such, we may be subject to various government and regulatory interference in the provinces in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe that we are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the PRC operating entities’ business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. In particular, there are a number of laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The legal consequences of violation of the Cyber Security Law include penalties such as warnings, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. As of the date of this prospectus, we have not been involved in any investigations or cybersecurity reviews by the CAC, and we have not received any inquiry, notice, warning, or sanction in such respect.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, Ministry of Industry and Information Technology, and the Ministry of Public Security, have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, or the CII Regulations, which became effective on September 1, 2021. Pursuant to the CII Regulations, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs, science and technology industry for national defense and other industries and sectors that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators, or CIIOs.

As of the Date of this prospectus, no detailed rules or interpretations have been issued and we have not been informed by any governmental authorities that we are a CIIO. However, the exact scope of CIIOs under the current regulatory regime remains unclear, and the PRC governmental authorities have discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a CIIO under PRC law. According to our PRC counsel, Guantao Law Firm, if we are identified as CIIO, we will be subject to stricter requirements on business operations and cybersecurity compliance, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services, and if a cybersecurity review is applicable, we may be required to suspend providing any existing or new services to our users, and we may experience other disruptions of our operations.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. The Security Administration Draft has not been fully implemented.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which is consistent with the Cybersecurity Review Measures (Revision Draft for Comment) announced by the CAC on July 10, 2021.Pursuant to the Cybersecurity Review Measures: (i) “operator of critical information infrastructure” should take the initiative to report to the Cybersecurity Review Office for cybersecurity review when purchasing network products and services which affects or may affect national security; (ii) network platform operators possessing the personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when list abroad; and (iii) data processor carrying out data processing activities that affect or may affect national security should be subject to cybersecurity review. The Cybersecurity Review Measures further elaborated on the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (a) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (b) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

We believe, in consultation with our PRC counsel, Guantao Law Firm, that we have none of the aforesaid factors in our business, and given that: (i) we have not been informed to be an operator of critical information infrastructure by any governmental authorities; (ii) we do not possess the personal information of more than one million users; and (iii) the type and nature of the personal information we gather is of relatively low national security significance. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If a cybersecurity review is required, we will actively cooperate with the CAC to conduct such cybersecurity review. According to our PRC counsel, any failure to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, collection, transfer, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation or result in investigations, fines, or other penalties by government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits the costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Any organizational or individual data processing activities that violate the Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. During the years ended December 31, 2019, 2020, and 2021, and up to the date of this prospectus, we had not experienced any material data or personal information leakage or loss, infringement of data or personal information, or information security incident, nor had we been subject to or involved in any official inquiry, examination, warning, interview on cybersecurity, data security and personal information protection by relevant competent regulatory authorities.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. As of the date of this prospectus, we have not received any personal data protection related administrative warnings or penalties from any competent PRC regulatory authorities.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and\or our PRC subsidiaries can fully or timely comply with such laws as our business develops. In the event that we or our PRC subsidiaries are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and\or our PRC subsidiaries may be further required to suspend the relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations. From time to time we communicate with the competent authorities, including the local branch of the CAC, and expect to closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations through our PRC subsidiaries in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “— Risks Relating to Our Ordinary Shares and This Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ordinary shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation on April 22, 2009 and further amended on December 29, 2018, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our PRC subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by our non-PRC holding companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our PRC subsidiaries’ employees up to a maximum amount specified by the local government from time to time at locations where our PRC subsidiaries operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. Our PRC subsidiaries have been making social payments for employee benefits of at least at the minimum wage level for all eligible employees, while the applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making payments based on the actual wage paid to employees. With respect to the underpaid employee benefits, our PRC subsidiaries may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, our PRC subsidiaries may be required to make up sufficient withholding and pay late fees and fines. If they are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. Our PRC subsidiaries may also be subject to regulatory investigations and other penalties if their other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject our PRC subsidiaries to penalties or liabilities.

The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our PRC subsidiaries’ employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the State Administration for Market Regulation, or SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. In addition, the security review rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that us obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies and amended in 2009, including the China Securities Regulatory Commission, or the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that were formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing and trading of their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and whether we will obtain the approval.

Our PRC counsel, Guantao Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to obtain the aforesaid approval of the listing and trading of our ordinary shares on Nasdaq in the context of this offering because we did not establish our PRC subsidiaries by merger with or acquisition of PRC domestic companies using equities as consideration as defined in the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

Furthermore, on July 6, 2021, relevant PRC governmental authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities, which states that the administration and supervision of overseas-listed China-based companies will be strengthened, and the supervision of overseas issuance and listing of shares by China-based companies will be strengthened. It also clarifies the respective responsibilities of domestic industry competent authorities and regulatory authorities.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. The Overseas Listing Trial Measures aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markets. The Overseas Listing Trial Measure, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, a domestic company issuer shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such China-based companies when certain conditions were met. See “Regulations — Regulations Related to Mergers and Acquisitions and Overseas Listings.” The Overseas Listing Trial Measures, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may subject us to fines and penalties, significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause our ordinary shares to significantly decline in value or become worthless.

The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering anytime. In addition, if the CSRC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ordinary shares.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities.

SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the National Development and Reform Commission, or NDRC, promulgated the Administrative Measures on Overseas Investments, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of

Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits, as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. Some of our subsidiaries are required to allocate general risk reserves prior to the distribution of dividends.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among the Company, its Hong Kong and PRC subsidiaries is subject to governmental control and restriction. The competent PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of mainland China. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises that are not mainland China resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises that are not mainland China resident enterprises are tax resident.

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the competent government to the transfer of cash or assets.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although all of our business operations are conducted by our PRC subsidiaries in China, it is unclear whether the dividends we pay with respect to our ordinary shares, or the gains realized from the transfer of our shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ordinary shares or on dividends paid to our non-resident investors, the value of your investment in our ordinary shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which is a PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or consolidated affiliated entities or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated affiliated entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and Consolidated affiliated entity to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by our PRC subsidiaries in accordance with their respective internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, the impacted PRC subsidiary could experience disruption to its normal business operations. Our PRC subsidiaries may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from their operations.

The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our PRC subsidiaries’ ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central data security, anti-monopoly policies or local PRC governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts of our PRC subsidiaries to ensure their compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities. However, the Opinions did not provide detailed rules and regulations. As a result, uncertainties remain regarding the interpretation and implementation of the Opinions.

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinions; the newly revised Anti-Monopoly Law was promulgated on June 24, 2022, and became effective on August 1, 2022.), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. The Overseas Listing Trial Measures require Chinese companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three working days after submitting listing applications and subsequent amendments. Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises, which requires a domestic enterprise that intends to provide or publicly disclose through its overseas listing entities, any document or material involving any state secret or any work secret of any government organ, shall report the same to the competent department with examination and approval authority for approval in accordance with the law, and file the same with the administrative department of secrecy at the same level for the record.

As such, we may be subject to various government and regulatory interference in the provinces in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

On April 21, 2020, the former SEC Chairman, Jay Clayton, and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act”. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, The SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act.

On August 26, 2022, the CSRC, MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the Consolidated Appropriations Act, which amended the HFCAA by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

Any lack of access to the PCAOB inspection in China may prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our auditor, WWC P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this registration statement, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is in San Mateo, California and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021. As such, as of the date of this prospectus, our offering is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

Risks Relating to Our Business and Industry

We have limited operating history in an emerging and fast-growing market, and our historical financial and operating performance may not be indicative of our future prospects and results of operations.

The automotive market in the PRC, especially the EV market, is relatively new and evolving rapidly. While the EV market has undergone significant growth in the past few years, notwithstanding the slight reduction in growth attributable to the impact from the COVID-19 pandemic and the reduction of government subsidies (See “Industry Overview — Electric Vehicle Market in China — General Trend — EV Commercial Car Market), there is no assurance that it can continue to grow as rapidly. We established AHYS in 2013, which entity, together with the other operating subsidiaries, has had limited operating history. We may not have sufficient experience to address the risks to which companies operating in new or rapidly evolving markets may be exposed. We have limited experience in the EV industry. The laws and regulations governing the EV industry in the PRC are still at a nascent stage and subject to further changes and interpretations. As the market, the regulatory environment or other conditions evolve, our existing products and service offerings may not continue to deliver the expected business results. As our business develops, we may continue to introduce new products and services, make adjustments to existing products and services, to our business model or to our operations in general. Our abilities to retain and attract new sourcing partners, cooperating automobile manufacturers, and other third parties are also critical to our business. Any significant change to our business model or failure to achieve the intended business results may have a material and adverse impact on our financial condition and results of operations. Therefore, it may be difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges that we encounter or may encounter, given the rapidly-evolving market in which they operate and their limited operating history. These risks and challenges include our ability to, among other things:

•        maintain and enhance relationships with sourcing partners, cooperating automobile manufacturers, and other third parties;

•        comply with complex and evolving laws and regulations;

•        improve operational efficiency;

•        attract, retain and motivate talented employees, particularly in the areas of research and development, sales and marketing, as well as risk management;

•        enhance technology infrastructure to support the growth of business and maintain the security of our data system and the confidentiality of the information provided and collected across such system;

•        navigate economic conditions and fluctuations;

•        implement business strategies entering into the EV market; and

•        defend against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

We face intense competition and may not be able to compete effectively.

The automotive market in China is large yet competitive. We compete against other sourcing service providers, such as 4S dealerships, brand-owned stores/direct authorized dealerships, and automobile e-commerce platforms. Competitors may offer better prices and/or deliver better user experiences to prospective customers/users. We may also face future competition from new entrants that could intensify the market competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources and sophisticated technological capabilities may also enter the markets in which we compete. Competitors may have different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sales and support of their products and service offerings. Our competitors may also have longer operating histories, greater brand recognition and brand loyalty and broader or closer relationships with dealers, automobile manufacturers or other third-party relationships than those of our PRC subsidiaries. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our PRC subsidiaries’ other competitors. Our competitors may be better at developing new products and solutions and services, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition, we may have to lower and/or adjust the various fees charged and paid to the other parties, such as commissions charged to purchasers for sourcing services, which could materially and adversely affect business, profit margins and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our services could stagnate or substantially decline, which could harm our business and results of operations.

Furthermore, we intend to enter into a market where we have limited or no prior experience. Such efforts may prove unsuccessful, and we may expend resources that yield no material gains, which could adversely impact our business and results of operations.

We may not be able to effectively manage our growth, control expenses or implement business strategies, any of which events may cause our PRC subsidiaries to be unable to provide services or deliver products with premium quality or compete effectively.

We believe that our growth and expansion will depend on our ability to maintain and further develop our sourcing networks, maintain and grow our relationships with cooperating automobile manufacturers, and capture growth opportunities and implement marketing strategies and compete against existing and future competitors. There can be no assurance that we will achieve any of the above goals.

To manage our growth and expansion, and to maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls. We will also need to further expand, train, manage and motivate our workforce and manage their relationships with third parties. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our future growth may divert management, operational or technological resources from existing business operations. We cannot assure you that we will be able to grow and expand successfully or implement future business strategies effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and future prospects.

Any harm to our brands or reputation or any damage to the reputation of the third parties with whom we collaborate or failure to enhance brand recognition could have a material adverse effect on our results of operations and growth prospects.

Enhancing the recognition and reputation of our sourcing services and Upincar brands are critical to our business and competitiveness. Factors that are vital to this objective include, but are not limited to, our ability to:

•        maintain the quality and reliability of products and services;

•        maintain and develop relationships with sourcing partners;

•        maintain and develop relationships with automobile manufacturers;

•        provide prospective car buyers and existing car buyers with superior experience;

•        effectively manage and resolve any complaints of sourcing partners, cooperating automobile manufacturers, and other third-parties; and

•        effectively protect personal information and privacy of car buyers and any sensitive data received from third parties.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our PRC subsidiaries’ management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

In addition, as the EV market in China is under rapid development and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s EV industry, in general, may also have a negative impact on our PRC subsidiaries’ reputation, regardless of whether they have engaged in any inappropriate activities. Furthermore, any negative development in the EV industry, such as alleged design deficiencies, safety concerns or negative perception of the industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our PRC subsidiaries’ image, undermine the trust and credibility they have established and have a negative impact on their ability to attract potential car buyers. Negative developments in the EV industry may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies such as our PRC subsidiaries. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Our PRC subsidiaries collaborate with various industry participants in providing products and services. Such participants include dealers, automobile manufacturers and other business partners. Negative publicity about such counterparties, such as their failure to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could cause reputational harm to our business.

For the six months ended June 30, 2022, and fiscal years 2021 and 2020, we were not profitable, and we did not generate positive cash flows from operations.

We recorded net losses of RMB13 million, RMB49.1 million and RMB6.5 million in the six months ended June 30, 2022, and fiscal years 2021 and 2020, respectively. In addition, we had negative cash flows from operating activities of RMB12.1 million and RMB82.2 million, and RMB22.4 million, for the six months ended June 30, 2022, and fiscal years 2021 and 2020, respectively. We have made significant up-front investments in research and development, dealer networking and sales and marketing to rapidly develop and expand our business. We anticipate that we will continue to invest significantly in research and development, and sales and marketing, and potentially in production capacity expansion, to further develop and expand our business. The aforementioned investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not generate sufficient revenues or may incur substantial losses for a number of reasons, including a lack of demand for our PRC subsidiaries’ products and services, increasing competition, challenging macro-economic environment, negative impacts on our operations due to the COVID-19 pandemic, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows, as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of operations, which may limit our business growth and adversely affect our financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with employees and others to protect such proprietary rights. We have invested significant resources to develop such own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of such intellectual property by third parties may adversely affect current and future revenues and our reputation.

Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries with more developed intellectual property laws. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Our PRC subsidiaries rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect their intellectual property rights. Despite efforts to protect such proprietary rights, third parties may attempt to copy or otherwise obtain and use our PRC subsidiaries’ intellectual property or seek court declarations that they do not infringe upon our PRC subsidiaries’ intellectual property rights. Monitoring unauthorized use of such intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of such intellectual property. From time to time, our PRC subsidiaries may have to resort to litigation to enforce their intellectual property rights, which could result in substantial costs and diversion of resources.

Some of our patent applications on UOTTA technology are currently pending, we cannot assure you that such patents will be approved, and we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business, results of operations, financial condition and prospects.

As of the date of this prospectus, we have 14 issued patents and 24 pending patent applications in China. For our pending applications, we cannot assure you that we will be granted patents pursuant to such pending applications. Even if our patent applications succeed and we are issued patents in accordance, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to theirs. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing. These patents and patent applications might have priority over our patent applications and could subject our’ patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

We may need to defend against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our PRC subsidiaries’ competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to their design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if we were found by the court to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•        cease selling, incorporating certain components into, or using or offering goods or services that incorporate or use the challenged intellectual property;

•        pay substantial damages;

•        seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•        redesign our goods or services; or

•        establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Any significant disruption in our IT systems, including events beyond our control, or disruptions in our business partners’ IT systems, could have a material and adverse effect on our business and financial condition.

In the event of a system outage, malfunction or data loss, our ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of their technology and their underlying network infrastructure are critical to their operations, user service, reputation and their ability to attract new and retain existing car buyers. Our IT systems infrastructure is currently deployed and their data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers, and their operations depend on the service providers’ ability to protect their systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm their systems, criminal acts and similar events, many of which may be beyond their control. Moreover, if our arrangements with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective to us, we could experience material interruptions to our operations.

Any interruptions or delays in our business operations, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with dealers, automobile manufacturers, and other third parties and their reputation. We may not have sufficient capacity to recover all data lost in the event of an outage, which in turn may adversely affect our results of operations and prospects.

Misconduct and errors by our employees and the employees of third parties we collaborate with could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and the employees of third-party business partners that we collaborate with. Our business depends on our employees and third parties, such as dealers, other sourcing partners, and cooperating automobile manufacturers, to promote, manufacture, sell or deliver products. We could be materially and adversely affected if transactions are improperly executed, if confidential information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of their employees or employees of third-party business partners take, convert or misuse funds, documents or data or fail to follow rules and procedures when interacting with current or prospective customers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the diminished ability to operate our business, potential liability to end users, inability to attract car buyers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on acceptable terms or at all.

Since inception, we have borrowed from financial institutions to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and service offerings, increasing sales and marketing expenditures to improve brand awareness and engage car buyers through expanded channels, enhancing our PRC subsidiaries’ operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financing to secure additional funds. However, additional funds may not be available when needed, on terms that are acceptable, or at all. Repayment of any such debt may divert a substantial portion of cash flow to repay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer as a result of any default and foreclosure on assets pledged to secure any such financing, if our operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuance of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements.

We have already taken the following steps to implement measures to remediate the material weakness we have identified: (1) streamlining our accounting department structure and enhancing our staff’s U.S. GAAP expertise on a continuous basis; and (2) making an overall assessment on the current finance and accounting resources and planning to hire new finance team members with pertinent qualifications, in order to strengthen our U.S. GAAP reporting framework. We plan to take additional measures to improve the effectiveness of our internal control and financial reporting, including: (1) hiring a new reporting manager who has expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (2) participating in training and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (3) providing internal training to our current accounting team on U.S. GAAP practices. We are also in the process of completing a systematic accounting manual for U.S. GAAP and financial closing process. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ordinary shares may not be able to remain listed on the NASDAQ Capital Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F, beginning with our annual report for the fiscal year ending [December 31, 2024]. In addition, once we cease to be an “emerging growth company”, as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes- Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the automobile industry, the EV industry or the battery-swapping station sector.

Our business is heavily dependent on consumer demand and preferences in China. Our revenues generated through our PRC subsidiaries will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending in China. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions, consumer confidence and governmental incentive programs, as well as the level of discretionary personal income and credit availability. In addition, consumers’ demand for automobiles is also subject to other factors that are outside of our control. For example, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/sports utility vehicle models, which typically provide high profit margins to retailers, to smaller, more economical vehicles, which typically have lower profit margins.

Due to the current increased demand of consumers, many automobile manufacturers in China are expanding significantly or plan to expand their production capacity. If the overall capacity of automobile industry outgrows the demand of consumers, the oversupply of automobiles may occur and we may face increased competition and experience increased pricing pressure. As a result, our business and profitability could be materially and adversely affected.

We may be subject to product liability claims if people or properties are harmed by defects in UOTTA-powered vehicles and battery-swapping stations, which may result in delays in new model launches, recall campaigns or increased warranty costs and may adversely affect our brands and result in a decrease in the residual value of such vehicles.

We may be subject to product liability claims if people or properties are harmed by defects in UOTTA-powered EVs and battery-swapping stations. Although we may have legal recourse against the cooperating automobile manufacturers, station manufacturers and suppliers under PRC law in such circumstances, attempting to enforce our rights against these parties may be expensive, time-consuming and ultimately futile. In addition, our PRC subsidiaries do not currently maintain any third-party liability insurance or product liability insurance. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation. As of the date of this prospectus, we have not received any product liability claims relating to personal injury or property damage.

UOTTA-powered EVs and battery-swapping stations may contain design and manufacturing defects. The design of such vehicles and battery-swapping stations are complex and could contain latent defects and errors, which may cause vehicles not to perform or operate as expected or even result in property damage, personal injuries or death. While we and our cooperating manufacturers plan to perform extensive internal testing on UOTTA-powered EVs and battery-swapping stations, and the related software and hardware systems, we have a limited frame of reference by which to assess the long-term performance of UOTTA-powered EVs and battery-swapping stations. Any of the above may result in delays in new model launches, recall campaigns or increased warranty costs and may adversely affect our brand and growth prospects.

We may be subject to increased environmental and safety or other regulation resulting in higher costs, cash expenditures, and/or sales restrictions.

As a manufacturing company manufactures battery-swapping stations, we are subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in China, including laws and regulations relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and relating to the construction, expansion and maintenance of their facilities. The costs of compliance, including remediating contamination if any is found on our facilities, and any changes to their operations mandated by new or amended laws, may be significant. We may be required to incur additional costs to comply with any changes to such regulations, and any failures to comply could result in significant expenses, delays, fines or shutdowns. We will be subject to laws, regulations and standards applicable to the supply, manufacture, import, sale and service of automobiles in different jurisdictions and relating to vehicle safety, fuel economy and emissions, among other things, in different jurisdictions which often may be materially different from each other. As a result, our PRC subsidiaries and/or their manufacturing partners may need to make additional investments to ensure regulatory compliance.

The seasonality of the automobile industry impacts our operating results.

The automobile industry in China is subject to seasonal variations in revenues. Demand for automobiles is generally higher before or during certain major Chinese holidays, such as the Lunar New Year in February, the Labor Day holidays in May and the National Day holidays in October. Accordingly, we expect our revenues and operating results generally to be higher in these periods than in other months of the year. Therefore, if circumstances arise during these months that impede automobile sales, such as high fuel costs, automobile supply shortage, unfavorable governmental policy changes, depressed economic conditions or similar adverse conditions, our revenues for the year would be disproportionately adversely affected. In addition, comparisons of sales and operating results between different periods within a single fiscal year, or between the same periods in different fiscal years, may not be meaningful and should not be relied upon as indicators of our performance.

Our business depends on the continued efforts of senior management and key R&D personnel. If one or more members of our senior management or R&D teams were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of senior management, particularly the executive officers named in this prospectus and our key R&D personnel. In particular, Mr. Jia Li, our PRC subsidiaries’ founder and chairman, and Mr. Zhanduo Hao, the head of our battery-swapping technology team, are critical to the management of our business and operations and the development of our strategic direction. While we have provided various incentives to their management, and Mr. Jia Li is also our Chief Executive Officer and a beneficial owner of more than 50% of our shares, there can be no assurance that we can continue to retain their services. If one or more members of senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies, in which case, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may, in turn, be materially and adversely affected.

Moreover, competition for well-qualified and skilled employees is intense. Our future success also depends on the continuing ability to attract, develop, motivate and retain highly qualified and skilled R&D personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management and key R&D personnel, there is no assurance that any member of our management teams will not join competitors or form a competing business. If any dispute arises with our current or former officers, management or personnel, we may have to incur substantial costs and expenses in order to enforce such agreements in China or may be unable to enforce them at all.

Intense competition for employees and increases in labor costs in the PRC may adversely affect our business and results of operations.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, operations, risk management, research and development and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales and marketing, operations, risk management, research and development and finance personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with their existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of their services and ability to serve dealers and other sourcing partners, car buyers and other industry participants could diminish, resulting in a material adverse effect to our business.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, our PRC subsidiaries are required by PRC laws and regulations to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of their employees.

As of the date of this prospectus, we have not experienced significant inflationary pressures on labor costs negatively affecting our ongoing business. However, we expect that our labor costs, including wages and employee benefits, to continue to increase. To mitigate inflationary pressures, we plan to:

•        monitor our labor costs carefully in our day-to-day operations;

•        outsource or contract certain nonessential employees, to reduce labor-related administrative costs; and

•        install a performance-based pay schedule for our sales personnel.

Nevertheless, there is no assurance that significant inflationary pressures on labor costs would not negatively affect our ongoing business. As a result, our business, financial condition and results of operations may be adversely affected by inflationary pressures on labor costs.

We may not have sufficient insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have enough business liability or disruption insurance to cover their operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for them to have such insurance. Any uninsured business disruptions may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our financial condition and results of operations.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have been, and may in the future become, a party to various legal or administrative proceedings arising in the ordinary course of business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution, including any judgment or settlement subjecting us to liability, of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, which could materially and adversely affect our business, financial position, results of operations or cash flows in a particular period or reputational damage.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or the FCPA, the Chinese Criminal Law and Anti-Unfair Competition Law, and other anti-corruption laws and regulations. The FCPA and the Chinese Criminal Law and Anti-Unfair Competition Law prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The Chinese Criminal Law and Anti-Unfair Competition Law also prohibit non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance- related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us, our PRC subsidiaries, and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our PRC subsidiaries, our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, any of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

We face risks related to natural disasters, health epidemics and outbreaks, which could significantly disrupt our operations.

We could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if any of their employees are exposed to epidemics, since it could require such employees to be quarantined and/or their offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, their backup system may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.

Since the beginning of 2020, the COVID-19 pandemic has resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China and the world. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had contracted COVID-19, asking residents to remain at home and to avoid gathering in public. As a result, operations of manufacturing facilities and supply chains were disrupted. A substantial number of SME dealers in our source network temporarily shut down their operations in late 2020 to early 2021. While we resumed normal business operations in later 2020, the results of our operations in fiscal years 2020 and 2021 were negatively impacted.

Recently, there has been a resurgence of COVID-19 cases in certain parts of China due to the Delta and Omicron variants, which has caused certain local governments to tighten COVID-19-related restrictions, including social and work gatherings were banned, mandatory quarantine requirements were imposed and public transportation was suspended in certain cities where our offices and facilities were located, a number of our employees have been working remotely and our operations in those regions have been interrupted or closed where onsite services of employees were required. As a result of the foregoing, we have postponed some of our projects, experienced instability of the supply chain, as well as cancellations of sales orders, all of which had negatively impact our results of operations in the first six months of fiscal year 2022. As a result of the recent resurgence of COVID-19 pandemic and lockdowns in China, economic activities throughout China were sharply curtailed and we have experienced disruptions to our business operations, the duration of which cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control.

Risks Relating to Our Vehicle Sourcing Business

Our vehicle sourcing network is crucial to the success of our business; if we fail to further develop or maintain our business relationships with sourcing partners at a sustainable cost, or at all, our business, financial condition and prospects would be materially and adversely affected.

We have established a vehicle sourcing network and we believe such network allows us to access the commercial-use EV market primarily in the lower-tier cities in China.

We closely collaborate with vehicle sourcing partners in the sourcing business. As China is a large and diverse market, business practices may vary significantly by region. Experience in the markets in which our PRC subsidiaries currently operate may not be applicable in other parts of China. If we determine to expand into new geographical markets in China, such efforts may impose considerable burdens on sales, marketing and general managerial resources. If we are unable to manage such expansion efforts effectively, if expansion efforts take longer than planned, or if the costs for these efforts exceed expectations, our results of operations may be materially and adversely affected.

Our relationships with our sourcing partners are not exclusive, and there can be no assurance that we will be able to maintain our relationships with our sourcing partners. A decrease in partner participation, or deterioration in relationships with any such partners, could materially and adversely affect our business, financial condition and results of operations.

The commissions from our sourcing services may decline in the future, and any material decrease in such commissions could harm our business, financial condition and results of operations.

The commissions we charge SME dealers and individual vehicle buyers could be affected by a variety of factors, including the competitive landscape of the automotive sourcing industry and regulatory requirements. Prior to fiscal year 2021, the sourcing business revenue derived from such commissions constituted 100% of our revenue. In fiscal year 2021 and the six months ended June 30, 2022, the revenue from the sourcing business constituted 17.4% and 30.4%, respectively, of our total revenue. Our competitors may offer more attractive prices and services, which may require us to reduce commissions in order to compete effectively.

In addition, commissions may be sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the automotive market, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. In the event that the income from the commissions our PRC subsidiaries charge customers decreases significantly in the future and our PRC subsidiaries are not able to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

We face intense competition in the sourcing market and may not be able to compete effectively.

The automotive sourcing industry in China is competitive. Our competitors may offer better pricing and user experiences to prospective car buyers. We may also in the future face competition from new entrants that will increase the level of competition. More established companies, including technology companies that possess large, existing user bases, substantial financial resources and sophisticated technological capabilities may also enter the market in the future. Competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demands and new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sales and support of their platforms, products and service offerings. Competitors may also have longer operating histories, greater brand recognition and brand loyalty and broader or closer relationships with dealers, manufacturers and their authorized wholesalers, or other automotive transaction industry participants. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. Competitors may be better at developing new products and solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the cash-flow generated by the sourcing service, we may have to lower and/or adjust our fees, which could materially and adversely affect our business, profit margins and results of operations. If we are unable to compete effectively, the demand for our services could stagnate or substantially decline, which could, in turn, harm our business and results of operations.

Uncertainties relating to the growth of the Chinese automotive markets in general could adversely affect our sourcing business and results of operations.

Demand for our sourcing services depends upon numerous factors affecting the development of the automotive industry in China, which may be beyond our control. These factors include, but are not limited to, the following:

•        the growth in car ownership and the rate of any such growth;

•        changes in car buyer demographics, tastes and preferences;

•        changing financing behavior of car buyers;

•        the selection, price and popularity of cars offered by manufacturers and wholesalers within our sourcing network; and

•        government policies on car purchases and ownership, such as the government policy relating to subsidiaries for new energy vehicles.

Our business is sensitive to changes in the prices of new and used vehicles.

Significant changes in retail prices for new or used vehicles could have a material adverse effect on our sourcing business, financial condition and results of operations. For example, if retail prices for used vehicles drop significantly relative to retail prices for new vehicles, it could make buying a used vehicle more attractive to our customers than buying a new vehicle, reducing demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, manufacturer incentives could contribute to increasing the price gap between new and used vehicles. Lower used vehicle prices could reduce the orders of vehicles with our PRC subsidiaries for sale, reducing their, and consequently our, revenues.

We rely on third-party carriers to transport vehicles to our customers, and they are subject to associated business risks and costs and with those of the transportation industry, generally, many of which risks and costs would be out of our control.

We rely on third-party carriers to transport vehicles to their facilities, as well as from their temporary inventory, to purchasers that elect to have the vehicle delivered to them. As a result, we are exposed to risks associated with the transportation industry, such as weather, traffic patterns, local and federal regulations, vehicular crashes, gasoline prices and lack of reliability of many independent carriers. Third-party carriers who deliver vehicles to our customers could adversely affect the customer experience if they do not perform to our standards of professionalism and courtesy, which could adversely impact our business (including their reputation), financial condition and results of operations.

Risks Relating to UOTTA-powered EV and Battery-Swapping Station Business

We may encounter difficulties in entering into the EV market, which may materially and adversely affect our growth and business prospects.

We are dedicated to (i) the development of UOTTA-powered EVs, and (ii) the development of battery-swapping stations, including the Titan station model, which is intended for electric trucks, and the chipbox station model, which is intended for small logistic vehicles and ride-hailing vehicles. The execution of our business plan to enter the EV market is subject to significant risks and uncertainties, including, but not limited to, the following:

•        our PRC subsidiaries may not be able to develop UOTTA power solutions in the desired vehicles;

•        our UOTTA technology may not be effective in providing an alternative power solution to the currently more prevalent charging technology;

•        our competitors may have better technology, resources, and experiences than us;

•        prospective purchasers of EVs may choose not to purchase EVs with battery-swapping capabilities over conventional EVs;

•        the retail market price of new EV vehicles may drop significantly and the potential sales of UOTTA-powered EVs may be subject to increased pricing pressure and sustain loss on future sales;

•        our PRC subsidiaries’ existing operations are in the auto sourcing business and do not have a track record in operating the new EV businesses;

•        our PRC subsidiaries may not be able to accurately assess and timely respond to consumer tastes, preferences and demands; and

•        our PRC subsidiaries may not be able to generate enough revenues to offset costs required in the investment of the new EV business.

These and other risks may make our business expansion plan of entering the EV market unsuccessful. In addition, implementing this plan may require significant financial, managerial and other resources be devoted to the expansion of product lines, which may divert such resources from existing business segments and product lines. If we are not successful in executing our expansion plan, our growth may be materially and adversely affected.

Our future growth is dependent upon the demand for, and upon consumers’ willingness to adapt to, EVs and battery-swapping stations as a power solution.

Demand for EVs depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies.

Demand for EVs may also be affected by factors directly impacting automobile prices or the costs of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes.

In addition, demand for EVs and battery-swapping stations will depend upon the adoption by consumers of new energy vehicles. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors. Other factors that may influence the adoption of EVs, include, but are not limited to, the following:

•        perceptions about EV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs, whether or not such vehicles are produced by our PRC subsidiaries or other manufacturers;

•        perceptions about vehicle safety, in particular safety issues that may be attributed to the use of advanced technology, including EV and regenerative braking systems;

•        the limited range over which EVs may be driven on a single battery charge/swap and the speed at which batteries can be swapped;

•        concerns about electric grid capacity and reliability;

•        the availability of new energy vehicles, including plug-in hybrid EVs;

•        improvements in the fuel economy of the internal combustion engine;

•        the availability of services for EVs;

•        the environmental consciousness of consumers;

•        access to battery-swapping stations, standardization of commercial-use EV battery-swapping systems and consumers’ perceptions about convenience and cost to swap batteries;

•        the availability governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles;

•        perceptions about, and the actual cost of, alternative fuel; and

•        macroeconomic factors.

Any of the factors described above may make it difficult for our PRC subsidiaries to promote, market or sell UOTTA-powered EVs and battery-swapping stations. If the markets for commercial-use EVs and battery-swapping stations do not grow as expected or develop more slowly than anticipated, our business, prospects, financial condition and operating results will be affected.

Our success depends on our ability to successfully develop, market and sell UOTTA-powered EVs and battery-swapping stations.

The success of our UOTTA-powered EV and battery-swapping business depends in part on our ability to attract prospective EV buyers and battery-swapping station buyers and operating partners. To that end, we must continue to invest significant resources in the development of UOTTA-powered EVs, battery-swapping solutions and services and build relationships with automobile manufacturers, dealers and other third parties. Our ability to successfully develop, launch, sell and deliver UOTTA-powered EVs, battery-swapping solutions and related services depends on many factors, including our ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer products that address the needs of prospective buyers. If our efforts in these regards are unsuccessful, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If UOTTA-powered EVs and battery-swapping stations do not meet the expectations of customers and users, our business, financial condition and competitive position will be materially and adversely affected.

The UOTTA-powered EVs and battery-swapping stations may not perform in line with customers’ expectations. For example, UOTTA technology is a new technology and may not provide effective or reliable power solutions in practice. Furthermore, UOTTA-powered EVs and battery-swapping stations may contain defects in design and manufacturing that may cause them not to perform as expected or that may require repairs. While our PRC subsidiaries perform extensive internal testing on the vehicles and battery-swapping stations during the design and development processes, there is a limited frame of reference by which to evaluate the long-term performance of such products. There can be no assurance that we will be able to detect and fix any defects in the vehicles or battery-swapping stations prior to selling them to consumers. If any of the UOTTA-powered EVs or battery-swapping stations fail to perform as expected, deliveries may be delayed, product recalls may be initiated, and servicing or updates for products under warranty at our expense may occur, which could adversely affect our UOTTA brand in target markets and could adversely affect our business, prospects and results of operations.

We may encounter difficulty promoting and marketing UOTTA-powered EVs and battery-swapping stations because of the lack of unified industry standards on EV batteries.

EV technology and battery standards vary widely among vehicle OEMs, but automakers and battery developers are reluctant to share technical standards. Currently, EVs for commercial use vary with different size and performance capabilities, and are compatible only with specific battery models. While the Ministry of Industry and Information Technology (the “MIIT”) and other departments have issued policies related to battery-swapping technology for EVs, there is no clear timeline to promote the standardization of batteries.

When in operation, our battery-swapping stations will only be able to service compatible UOTTA-powered EVs, which will limit the marketability of our battery-swapping stations and UOTTA-powered EVs. The availability of compatible battery-swapping stations in the areas of their operations will affect our ability to market and sell compatible UOTTA-powered EVs, and vise-versa.

Furthermore, if in the future, the MIIT publishes unified standards for EV batteries, we may incur substantial costs to conform existing and future products to such standards. If we were to fail to comply with the potential EV battery standards imposed by the MIIT, it could result in sanctions being imposed on our PRC subsidiaries, including manufacturing holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our UOTTA-powered EV and battery-swapping station business.

Any of the aforementioned developments may adversely affect our ability to commercialize UOTTA-powered EVs and battery-swapping stations, as well as our business, prospects and results of operations.

Our reliance on third parties for manufacturing UOTTA-powered commercial-use EVs and battery-swapping stations increases the risk that the supply of our products may become limited or interrupted or may not be of satisfactory quality and quantity.

We lack resources for manufacturing EVs and will depend on the cooperating automobile manufacturers to manufacture UOTTA-powered EVs. Although we have own factory for battery-swapping station manufacturing, we currently rely on third-party manufacturers for parts and components and have limited personnel with experience in battery-swapping station manufacturing. Our reliance on third-party manufacturers exposes us to the following risks:

•        We may be unable to identify alternative cooperating manufacturers on acceptable terms or at all, because the number of potential cooperating manufacturers is limited. This may require new testing and regulatory interactions. In addition, any new cooperating manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our products.

•        Current or any future third-party cooperating manufacturers might be unable to timely manufacture our products or produce the quantity and quality required to meet our commercial needs, if any.

•        Current and any other third-party cooperating manufacturers may not be able to execute our manufacturing procedures appropriately.

•        Current and any future third-party cooperating manufacturers may not perform as agreed upon or may not remain in the contract manufacturing business for the time required to supply trials or to successfully produce, store and distribute our products.

•        Manufacturers are subject to inspections and regulations by the relevant PRC agencies, such as the MIIT, the National Development and Reform Commission, the State Administration for Market Regulation, National Energy Administration, and the Ministry of Transport, to ensure strict compliance with regulatory requirements and standards. Our PRC subsidiaries do not have control over third-party manufacturers’ compliance with such regulations and standards.

•        We may not own, or may have to share, the intellectual property rights to any additional improvements made by the third-party manufacturers in the manufacturing process for products.

•        We have not entered into any exclusive cooperation agreements with third-party manufacturers, therefore the manufacturers may choose to develop and manufacture similar models with our competitors.

•        Our dependence upon others for the manufacture of products may also adversely affect profit margins and our ability to commercialize any products on a timely and competitive basis.

All of the above could adversely affect our business results of operations and financial condition.

If we fail to comply with regulatory requirements, our business could be adversely affected.

Development, manufacture, and sale of EVs and battery-swapping stations must comply with relevant laws and regulations. Any failure by us or our cooperating manufacturers to adhere to, or comply with, regulatory requirements could lead to a delay or interruption in the availability of our products or enforcement action from the regulatory authorities. If we or our cooperating manufacturers were to fail to comply with regulatory requirements, it could result in sanctions being imposed on us, including manufacturing holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions; any of which could significantly and adversely affect our business and financial condition.

We may fail to maintain our strategic partnerships with auto manufacturers to jointly develop UOTTA-powered EVs.

We have formed strategic partnerships and entered into cooperating agreements to jointly develop UOTTA-powered EVs with certain automobile manufactures in China. There can be no assurance that our PRC subsidiaries will be able to maintain their strategic partnerships with cooperating auto manufacturers. The cooperating agreements do not indicate exclusive collaborative relationships, and do not specify a definitive commitment as to the scale or results of their cooperation. The cooperating auto manufacturers may terminate or reduce the scale of strategic partnerships with us, or otherwise limit our ability to develop UOTTA-powered EVs or enter into the EV market. Furthermore, if we fail to perform certain contractual obligations required by these cooperation agreements, such as the obligation of providing financing solutions and support to the joint development and promotion of the UOTTA-powered EVs and power-swapping stations, there is a risk that the cooperating auto manufacturers may end their strategic partnerships or reduce the scale of their collaborations with our us. If we fail to maintain strategic partnerships with the cooperating auto manufacturers, it will adversely affect our business results of operations and our financial condition would be materially and adversely affected.

We depend on third parties for the supply of components and parts to manufacture battery-swapping stations.

We depend upon third parties for the supply of certain parts and components for the manufacturing of battery-swapping stations. If such suppliers fail to provide us with products that satisfy their requirements, we may not be able to secure replacement products on favorable terms, in a timely manner, or at all. In addition, defective parts and components from these suppliers may cause personal and/or property damage to our customers, resulting in claims against us, for which indemnity from such suppliers may not be sufficient or available. We may also incur significant financial costs in connection with such claims and they may divert management’s attention away from other important matters. As a result, our business, financial condition and results of operations may be negatively affected.

We could experience cost increases or disruptions in supply of raw materials or other components used in the manufacturing of battery-swapping stations.

We use various parts and components in the manufacturing of battery-swapping stations, including containers and charging cabinets sourced from over 15 suppliers. Our suppliers also rely on key raw materials, such as steel and aluminum to produce parts and components. The supply chain exposes them to multiple potential sources of delivery failure or component shortages. The COVID-19 pandemic has continued to impact global supply chains, resulting in shortages of and delays in both raw materials and components. Events in upstream supplies and component shortages may negatively impact our ability to plan and deliver ordered battery-swapping stations in a timely fashion.

We do not control our suppliers, nor their business practices. Accordingly, we cannot guarantee that the quality of the components will be consistent and maintained to a high standard. Any defects of or quality deficiency issues associated with these components, or any noncompliance incidents associated with these third-party suppliers could result in quality deficiencies, which could compromise our brand image and results of operations. Additionally, we cannot guarantee the suppliers’ compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance with any such requirements could lead us to seek alternative suppliers, which could increase costs and result in delayed delivery of products, product shortages, or other disruptions of operations.

Furthermore, qualifying alternate suppliers for certain customized components of battery-swapping stations may be time consuming and costly. Any disruption in the supply of components could temporarily disrupt production of vehicles until an alternative supplier is fully qualified by them or is otherwise able to supply them with the required material. We cannot assure you that in such circumstances we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms, or at all. Changes in business conditions, force majeure, government changes, or other factors beyond our control or anticipation, could also affect our PRC subsidiaries’ suppliers’ ability to deliver components to them on a timely basis. Moreover, if we experience a significant increase in demand or need to replace existing suppliers, there can be no assurance that additional supplies will be available when required on terms that are favorable to them, or at all, or that any supplier would allocate sufficient supplies to them in order to meet their requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects.

Adverse conditions affecting one or more of our cooperating automobile manufacturers, battery-swapping station manufacturers and suppliers may negatively impact our business, financial condition and prospects.

Success of our business depends to a great extent on the reputation, as well as marketing and production capabilities of cooperating automobile manufacturers and battery-swapping station manufacturers, and suppliers with whom we collaborate. Adverse conditions affecting these and other important aspects of these manufacturers’ operations may adversely affect our PRC subsidiaries’ ability to develop and market the UOTTA-powered EVs and battery-swapping stations, and result in material adverse impact upon our business, financial condition, results of operations and prospects.

We may experience delays in the development and launch of UOTTA-powered EV models in collaboration with our cooperating manufacturers.

As of the date of this prospectus, we have entered into cooperating agreements to jointly develop UOTTA-powered EVs with two major automobile manufacturers by adapting selected EV models with our UOTTA technology. We may experience delays in the development and commercial release of UOTTA-powered EV models, due to various reasons, such as delays in resolving design issues and obtaining the required governmental approvals. Furthermore, we rely on third-party suppliers for the provision and development of certain key components to be used in the UOTTA-powered EVs. To the extent we need to delay the launch of the UOTTA-powered EVs, our growth prospects could be materially and adversely affected, as we may lose the targeted markets to competitors and miss the opportunity to enter into the EV market as we had planned.

The UOTTA-powered EVs we jointly develop with cooperating automobile manufacturers are subject to motor vehicle safety standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles must comply with various safety standards of the market where the vehicles are sold. In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing prior to the launch of vehicles and auto parts and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification (“CCC”), before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. The process of obtaining the CCC typically requires four to five months. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that a certified vehicle has a defect resulting in quality or safety accidents, or consistently fails to comply with certification requirements during follow-up inspections, the CCC may be suspended or even revoked. Any vehicle that fails to satisfy the requirements for the CCC may not continue to be delivered, sold, imported or used in any commercial activities. If we fail to ensure that each of the UOTTA-powered car models satisfy the safety standards, our business, prospects and financial conditions will be adversely affected.

The construction and operation of our battery-swapping station manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits.

Under PRC law, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, pollution discharge permits, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. Some of the construction projects being carried out by us are undergoing necessary approval procedures as required by law. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, and construction projects in question may be subject to fines or the suspension of use of such projects. Failure to complete the construction projects on schedule and within budget, and failure to obtain necessary approvals or any incompliance with relevant government supervision could have a material adverse impact on our PRC subsidiaries’ operations, and we may not be able to find commercially reasonable alternatives.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EVs, domestically produced vehicles or battery-swapping stations could have a material adverse effect on our business, financial condition and prospects.

Our growth depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the expansion of the new energy vehicle industries. Favorable government incentives and subsidies vary by geographic region in China, and may include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives and government policies to support EVs could adversely affect our results of operations.

China’s central government provides subsidies for purchasers of certain EVs and reviews and further adjusts the subsidy standards on an annual basis. According to Notice on the Fiscal Subsidy Policy for the Promotion and Application of New Energy Vehicles in 2022(Cai Jian [2021] No.466), in 2022, the subsidy standard by the Chinese central government for new energy vehicles was lowered by 30% from the level of 2021; with the exception that the subsidy standard for vehicles used for urban public transportation, road passenger transport, taxis (including taxis subject to online booking), environmental sanitation, urban logistics and distribution, postal and express delivery, civil aviation airports and official duties of the Chinese Communist Party and government organs was lowered by 20% from the level of 2021. The new energy vehicle purchase subsidies will be terminated on December 31, 2022, and no subsidies will be granted to vehicles licensed after December 31, 2022. See “Item 4. Information on the Company — B. Business Overview — Regulation — Favorable Government Policies Relating to New Energy Vehicles in the PRC.” As a result, the future sales of the UOTTA-powered vehicles might be negatively affected.

Our business may also be impacted by government policies such as tariffs on imported cars and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be certain limit on foreign ownership of automakers in China, but for automakers of EVs, such limit was lifted in 2018. Further, pursuant to the currently effectively Special Administrative Measures for Market Access of Foreign Investment (2021 Version), or the 2021 Negative List, which came into effect on January 1, 2021, the limit on foreign ownership of automakers for ICE passenger vehicles was lifted. As a result, foreign EVs competitors can build wholly-owned facilities in China without the need for a domestic joint venture partner. The above changes may affect the competitive landscape of the EV industry and reduce any pricing advantage we had enjoyed, which may adversely affect our business, results of operations and financial condition.

China’s central government encourages local governments to provide funds and subsidies to support the roll-out of EV charging infrastructures. On October 20, 2020, the General Office of the State Council issued the Notice on Development Plan of New Energy Vehicles Industry (2021-2035). Pursuant to such notice, the new energy vehicles industry in China has entered a new stage for accelerated development, in which the state plans to promote the construction of charging and swapping networks, encourage the application of the power exchange mode, strengthen the research and development of new charging technologies, and improve charging convenience and product reliability.

These policies are subject to change and beyond our control. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of EVs, fiscal tightening or other factors may result in the diminished competitiveness of the new energy vehicle industry generally, or UOTTA-powered EVs, in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Risks Relating to Our Ordinary Shares and this Offering

An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

We plan to apply to list our ordinary shares on the Nasdaq. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our ordinary shares will be approved for listing on Nasdaq. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. There can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our ordinary shares and impair your ability to sell your shares. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•        variations in our income, earnings and cash flow;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new services and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our services or our industry;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations.

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile, which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our ordinary shares affected (positively or negatively) by the limited availability of our ordinary shares. If this were to happen, investors could find our ordinary shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

There have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any share run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. In addition, investors of our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines after this offering or if such investors purchase ordinary shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 52,500,000 ordinary shares outstanding immediately after this offering, or 52,875,000 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full. In connection with this offering, we and [our officers, directors and existing shareholders] have agreed not to sell any ordinary shares or ordinary shares for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. [In addition, certain of our principal shareholders have agreed to be subject to additional lock-up restrictions for a period of 12 months from the date of this prospectus, with respect to all or a portion of their ordinary shares, ordinary shares or similar securities. Furthermore, holders of the Automatically Convertible Notes and Optionally Convertible Notes have agreed to be subject to similar lock-up restrictions for a period of at least six months from the date of this prospectus.] However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will pay more for each ordinary share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$6.03 per ordinary share. This number represents the difference between (1) our pro forma net tangible book value per ordinary share of US$0.97 as of June 30, 2022, after giving effect to this offering and (2) the assumed initial public offering price of US$7.00 per ordinary share, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ordinary share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities (including their subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our ordinary shares immediately following the offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ordinary shares and on the receipt of distributions on the ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ordinary shares. For more information, see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations” and “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. For example, we expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Jia Li, our founder and chairman, and, as a result, he has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, our founder, Mr. Jia Li, beneficially owns 382,294,000 ordinary shares of the Company, and will own 38,229,400 ordinary shares, or 72.82% of the aggregate voting power of our issued and outstanding share capital immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ordinary shares. As a result of the ownership concentration, he has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•        the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•        any determinations with respect to mergers or other business combinations;

•        our disposition of substantially all of our assets; and

•        any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ordinary shares. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ordinary shares. As a result of the foregoing, the value of your investment could be materially reduced.

We will be a “controlled company” under the rules of Nasdaq upon the completion of this offering and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the listing rules of Nasdaq upon the completion of this offering. Our founder and CEO, Mr. Jia Li, will hold more than 50% of the aggregate voting power of our company after the completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may choose to rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our current expectations and views of future events, which are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this prospectus relate to, among other things:

•        our goals and strategies;

•        our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

•        our future business development, financial condition and results of operations;

•        expected changes in our revenues, costs or expenditures;

•        our dividend policy;

•        our expectations regarding demand for and market acceptance of our products and services;

•        our expectations regarding our relationships with our clients, business partners and third-parties;

•        the trends in, expected growth in and market size of the automobile sourcing industry, and the electric vehicle industry in China;

•        our ability to maintain and enhance our market position;

•        our ability to continue to develop new technologies and/or upgrade our existing technologies;

•        developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

•        relevant governmental policies and regulations relating to our businesses and industry;

•        competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

•        our ability to attract, train and retain executives and other employees;

•        our proposed use of proceeds from this offering;

•        the development of the global financial and capital markets;

•        fluctuations in inflation, interest rates and exchange rates;

•        general business, political, social and economic conditions in China and the overseas markets we have business;

•        the future development of the COVID-19 pandemic and its impact on our business and industry; and

•        assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains information derived from government and private publications. These publications include forward-looking statements, which are subject to risks, uncertainties and assumptions. Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications. Statistical data in these publications also include projections based on a number of assumptions. The Chinese automotive sourcing industry, and the Chinese electric vehicle industry and its power solutions market may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ordinary shares. In addition, the rapidly evolving nature of the Chinese automotive sourcing industry, and the Chinese electric vehicle industry and its power solutions market results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See “Risk Factors — Risks Relating to Our Business and Industry.” Therefore, you should not place undue reliance on these statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this prospectus are made based on events and information as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may materially differ from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$14.39 million, or approximately US$16.83 million if the underwriters exercise their over-allotment option in full, based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ordinary share would increase (decrease) the net proceeds to us from this offering by US$2.33 million, or by US$2.67 million if the underwriters exercise their over-allotment option in full, assuming the number of ordinary shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

We plan to use the net proceeds of this offering as the following:

•        approximately 40% for developing and marketing of UOTTA-powered EVs;

•        approximately 30% for manufacturing and developing UOTTA-powered battery-swapping stations;

•        approximately 20% for developing and upgrading UOTTA technologies; and

•        approximately 10% for working capital.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of this offering. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

As an offshore holding company, under PRC laws and regulations, we are only permitted to use the net proceeds of this offering to provide loans or make capital contributions to our PRC subsidiaries. Provided that we make the necessary registrations with government authorities and obtain the required governmental approvals, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital requirements.

Any capital contributions we make to our PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and filed with the MOFCOM or its local counterparts. We are then required to complete a foreign exchange registration change at qualified banks. There is no upper limit as to the registered capital of our PRC subsidiaries under PRC laws and regulations, and we may contribute to our PRC subsidiaries through capital contributions as long as the amount contributed stays within the capital registered.

Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the SAFE or its local counterparts. Such statutory limit for our Company is two times of the net assets of our PRC subsidiaries, or approximately RMB34,360,000.

We may not be able to make such registrations or obtain such approvals in a timely manner, or at all. See “Risk Factors — Risks Relating to Doing Business in China.”

DIVIDEND POLICY

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if it would result in us being unable to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

We are an exempted company with limited liability incorporated in the Cayman Islands. We rely principally on dividends distributed by our PRC subsidiaries and payments from PRC subsidiaries for our cash requirements, including distribution of dividends to our shareholders. Dividends distributed by our PRC subsidiaries are subject to PRC taxes.

In addition, PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us and only allow a PRC company to pay dividends out of its accumulated distributable after-tax profits as determined in accordance with its articles of association and the PRC accounting standards and regulations. See “Risk Factors — Risks Relating to Doing Business in China.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2022:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the ordinary shares by us in this offering at the assumed initial public offering price of $7.00 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Actual	As adjusted (Over-allotment option not exercised)(1)
	$ (in thousands)	$ (in thousands)
Shareholders’ Equity:
Ordinary shares, $0.0000001 par value: 500,000,000,000 shares authorized; 50,000,000 shares issued and outstanding on an actual basis as of June 30, 2022; 52,500,000 shares issued and outstanding pro forma as adjusted	$—	$—
Additional paid-in capital	$47,741	$62,126
Accumulated deficit	$(17,747)	$(17,747)
Noncontrolling interest	$6,539	$6,539
Total equity	$36,533	$50,918
Total Capitalization	$36,533	$50,918

____________

(1)      Reflects the sale of ordinary shares in this offering at an assumed initial public offering price of $7.00 per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $14.39 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per ordinary share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $2.33 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our ordinary shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2022, was $36.49 million, or $0.73 per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per ordinary share (as adjusted for the offering) from the initial public offering price per ordinary share and after deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

After giving effect to our sale of 2,500,000 ordinary shares offered in this offering, based on the initial public offering price of $7.00 per ordinary share after deduction of the estimated discounts to the underwriters and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2022, would have been $50.87 million, or $0.97 per outstanding ordinary share. This represents an immediate increase in net tangible book value of $0.24 per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of $6.03 per ordinary share to investors purchasing ordinary shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

Post- Offering(1)
Assumed Initial public offering price per ordinary share	$7.00
Net tangible book value per ordinary share as of June 30, 2022	$0.73
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering	$0.24
Pro forma net tangible book value per ordinary share immediately after this offering	$0.97
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$6.03

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be $1.01, the increase in net tangible book value per ordinary share to existing shareholders would be $0.28, and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $5.99.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2022, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share and per ordinary share paid before deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share
	Number	Percent	Amount	Percent
	(US$ in thousands, except number of shares and percentages)
Existing shareholders	50,000,000	95.2%	US$ 47,741	73.2%	US$ 0.95
New investors	2,500,000	4.8%	US$ 17,500	26.8%	US$ 7.00
Total	52,500,000	100.0%	US$ 65,241	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•        the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our post-offering memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We conduct a substantial amount of our operations in China, and a substantial amount of our assets are located in China. A majority our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. located at 122 East 42nd St 18th Floor, New York, New York 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that the courts in the Cayman Islands are unlikely (i) to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgement of a foreign court of competent jurisdiction without any retrial on the merits based on the principal that a judgement of a competent foreign court imposes upon the judgement debtor an obligation to pay the sum for which such judgment has been given, provided such judgment (a) is final and conclusive and for a liquidated sum; (b) is not in respect of taxes, a fine or a penalty; (c) is not inconsistent with a Cayman Islands judgment in repect of the same matter, (d) is not impeachable on the grounds of fraud, or (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to the natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Guantao Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Guantao Law Firm has further advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

The PRC does not have any treaties or other agreements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Our subsidiary, AHYS, a limited liability company established pursuant to PRC laws on May 16, 2013, operates through the following subsidiaries:

(1).   Youpin, which was established on July 18, 2013 and AHYS holds 53.1072% of its equity interest. Youpin has the following subsidiaries:

a.      Chengdu Youyipin Trading Co., Ltd. (“CD Youyipin”), which was established on June 21, 2019 and is wholly owned by Youpin. CD Youyipin has one wholly-owned subsidiary:

i.       Zibo Youyipin Trading Co., Ltd., which was established on March 18, 2021;

b.      Liaoning Youguan New Energy Technology Co., Ltd. (“LY New Energy”), which was established on November 8, 2019, and is wholly owned by Youpin. LY New Energy has one subsidiary:

i.       Youxu New Energy (Dalian) Co., Ltd., which was established on June 8, 2022 and LY New Energy holds 51% of its equity interest while SH Youxu holds the other 49%;

c.      Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech”), which was established on November 13, 2015. SY Digital Tech has one wholly-owned subsidiary:

i.       Nanning Youguan Digital Technology Co., Ltd., which was established on July 12, 2022;

d.      Youguan Financial Leasing (China) Co., Ltd., which was established on February 27, 2017 and is wholly owned by Youpin;

e.      Shanghai Youqiao International Trade Co., Ltd., which was established on May 29, 2014, and is wholly owned by Youpin;

f.       Shanghai Haiyou Automobile Service Co., Ltd. (“SH Automobile”), which was established on November 26, 2013 and Youpin holds 70% of its equity interest. SH Automobile has one subsidiary:

i.       Zhejiang Zhongxinda Financial Leasing Co., Ltd., which was established on December 9, 2016 and SH Automobile holds 75% of its equity interest;

(2).   ZJ Youguan, which was established on May 21, 2020 and AHYS holds 80% of its equity interest. ZJ Youguan has one wholly-owned subsidiary:

a.Dalian Youshengchi Automobile Trading Service Co., Ltd., which was established on March 23, 2021;

(3).   CD Youyineng, which was established on October 29, 2020 and is wholly owned by AHYS;

(4).   SH Youteng, which was established on November 3, 2020 and AHYS holds 70% of its equity interest;

(5).   SH Youxu, which was established on March 22, 2021 and is wholly owned by AHYS. SH Youxu has the following subsidiaries:

a.      Quanzhou Youyi Power Exchange Network Technology Co., Ltd., which was established on June 29, 2021 and is wholly owned by SH Youxu;

b.      Youxu (Xiamen) Power Exchange Network Technology Co., Ltd., which was established on August 10, 2021 and is wholly owned by SH Youxu;

c.      Xinjiang Youxu Supply Chain Management Co., Ltd., which was established on October 12, 2021, and is wholly owned by SH Youxu;

d.      Beijing Youxu New Energy Technology Co., Ltd., which was established on December 21, 2021, and is wholly owned by SH Youxu;

e.      Wuhu Youxu New Energy Technology Co., Ltd., which was established on November 12, 2021 and is wholly owned by SH Youxu;

f.       Tai’an Youxu New Energy Technology Co., Ltd., which was established on August 22, 2022 and is wholly owned by SH Youxu;

g.      Shandong Youxu New Energy Co., Ltd., which was established on August 26, 2022 and is wholly owned by SH Youxu;

h.      Henan Youxu New Energy Technology Co., Ltd., which was established on December 1, 2022 and SH Youxu owns 60% of its equity interest;

i.       Chengdu Zhibo Premium Technology Co., Ltd., which was established on September 22, 2022 and SH Youxu holds 40% of its equity interest;

(6).   Youpin SD, which was established on June 30, 2020 AHYS holds 86.96% of its equity interest. Youpin SD has the following subsidiaries:

a.      Youxu New Energy Technology (Zibo) Co., Ltd., which was established on July 29, 2021 and is wholly owned by Youpin SD.

b.      Zibo Hengxin Investment Partnership (limited partnership), which was formed on November 2, 2020, and Youpin SD holds 99% of its equity interest.

Since 2013, AHYS and its subsidiaries have principally engaged in the provision of vehicle sourcing services. Beginning in 2020, AHYS and its subsidiaries gradually shifted focus from the vehicle sourcing business to the development of their proprietary battery-swapping technology, or UOTTA technology.

In connection with our proposed initial public offering, we undertook a reorganization (the “Reorganization”) in the following steps:

On June 17, 2021, Upincar was established under the laws of the Cayman Islands. Upincar owns 100% of Youcang Limited, a British Virgin Islands company incorporated on June 30, 2021. Youcang Limited owns 100% of Energy U Limited, a Hong Kong company incorporated on July 19, 2021.

On January 27, 2022, WFOE was incorporated pursuant to the PRC laws as a wholly foreign owned enterprise. Energy U Limited holds 100% of the equity interest in WFOE. On May 16, 2013, AHYS was incorporated pursuant to the PRC laws as a limited company. On July 8, 2022, WFOE acquired 99% equity interest in AHYS for RMB217,774,286.31. On December 12, 2022, WFOE acquired the remaining 1% equity interest in AHYS from U Robur Limited (HK), a Hong Kong company.

Our Corporate Structure

We are a Cayman Islands exempted company incorporated on June 17, 2021. Exempted companies are Cayman Island companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act (2021 Revision). The following diagram illustrates our corporate structure as of the date of this prospectus. For more details on our corporate history, please refer to “Corporate History and Structure.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Since our commencement of operations in 2013, we have principally engaged in the provision of vehicle sourcing services in China. In addition to our vehicle sourcing service, we aspire to becoming an EV market player primarily focused on UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs. As a vehicle sourcing service provider, we broker sales of vehicles between automobile wholesalers and buyers, including small and medium sized vehicle dealers (“SME dealers”) and individual customers primarily located in the lower-tier cities in China. To that end, we have focused on building business relationships with our sourcing partners and have developed a vehicle sourcing network. As of the date of this prospectus, our vehicle sourcing network consisted of approximately 100 wholesalers and 30 SME dealers located in lower-tier cities in China.

Beginning in 2020, we gradually shifted our focus from the vehicle sourcing business to the development of our proprietary battery-swapping technology, or UOTTA technology. Through our research and development efforts, we have developed an intellectual property portfolio centered on our UOTTA technology. Our plan is to develop a comprehensive EV battery power solution based on UOTTA technology, including: (i) UOTTA-powered EVs, which we jointly develop with two major automobile manufacturers in China by adapting selected EV models with our UOTTA technology; (ii) UOTTA battery swapping stations, which are compatible with our UOTTA-powered EVs; and (iii) a UOTTA data management platform which collects and synchronizes real-time information that connects UOTTA-powered EVs with UOTTA battery-swapping stations.

For the fiscal years ended December 31, 2020 and 2021, our total revenue was RMB1.5 million and RMB8.0 million (US$1.2 million), respectively. The increases in our revenue in fiscal year 2021 were primarily due to our sales of UOTTA battery swapping stations.

For the six months ended June 30, 2022, our total revenue was RMB4.3 million (US$0.6 million) and revenue generated from battery-swapping services was RMB343 thousand (US$51 thousand).

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General market conditions

General market conditions affecting our operations include:

•        China’s macroeconomic conditions, the growth of China’s overall auto market, commercial EV market and the government policy on promoting the electrification of commercial vehicles;

•        penetration rate of EVs and battery-swapping stations in China’s commercial EV market;

•        development, and customer acceptance and demand, of UOTTA-powered EVs and battery-swapping stations; and

•        government policies and regulations on the EV and battery-swapping station industries in China.

Our cooperation with auto manufacturers

As of the date of this prospectus, our UOTTA technology is in the process of being adapted to commercial-use electric vehicles, by cooperating with major auto manufacturers in China. We have entered into cooperating agreements with two car manufacturers to jointly develop the UOTTA-powered EV models. We expect that the expertise and industry know-how of such manufacturers will guide us in our efforts in entering the commercial EV market. We believe we may be one of the few companies that are able to develop such relationships with these major manufacturers, due to our industry experience, research and development capabilities, and industry reputation.

Our ability to attract new customers and grow our customer base

Our ability to attract and retain customers is critical to the continued success and growth of our business. Appropriate pricing is essential for us to remain competitive in the China automotive market, while preserving our ability to achieve and maintain profitability in the future. Our ability to attract new customers also depends on the scale and efficiency of our sales network and marketing channels. We seek to attract new customers cost-efficiently by engaging in various marketing activities. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which we expect may reduce our customer acquisition costs.

Our ability to deliver and expand our UOTTA-powered EV and battery-swapping stations portfolio

Our ability to deliver UOTTA-powered EV models and battery-swapping stations, and to provide battery-swapping services will be an important contributor to our future growth. As of the date of this prospectus, we are jointly developing our UOTTA-powered EV models with car manufacturers and have launched two models of UOTTA battery-swapping stations, Titan and Chipbox, by cooperating with battery-swapping station manufacturers in China. We expect our revenue growth to be driven in part by the continued expansion of our UOTTA-powered EV and battery-swapping stations portfolio.

Our ability to innovate and retain talents

We plan to focus on technology innovations to continue developing and upgrading our proprietary UOTTA technology. Accordingly, we dedicate significant resources in research and development, and our research and development staff accounted for 28% of our total employees as of the date of this prospectus. We expect our strategic focus on innovations to further differentiate us from our competitors, which may in turn enhance our competitiveness.

Impact of Covid-19 on our operations

Since early 2020, the COVID-19 pandemic has caused a significant impact on the Chinese and global economy. In early 2020, the PRC government placed significant restrictions on traveling within China and closed certain businesses, which disrupted operations of many manufacturing facilities along with supply chains. While we resumed normal business operations in later 2020, we experienced certain disruptions on our operations in fiscal years 2020 and 2021 and during the six months ended June 30, 2022. A substantial number of the SME dealers in our sourcing network were temporarily closed from 2020 through early 2021.

As a result of the foregoing disruptions, some of our projects had to be postponed. In particular, we experienced the following with certain projects:

(i)     the installation and operation of the three UOTTA battery-swapping stations sold in fiscal year 2021 had to be postponed because our customers are still in the process of selecting and finalizing the locations for the construction and installation of these stations; and

(ii)    the development and launch of UOTTA-powered EV models were significantly delayed because we could not effectively communicate or advance our cooperation with certain cooperating manufacturers.

Recently, there has been a resurgence of COVID-19 cases in certain parts of China, due to the Delta and Omicron variants, which has caused local governments to tighten or reinstate COVID-19-related restrictions, including restrictions on social and work gatherings, mandatory quarantine requirements, and suspension of public transportation in certain cities where our offices and facilities were located. As a result, some of our employees have been working remotely and our operations in those regions were interrupted or closed where onsite services of employees were required. These ongoing business and travel restrictions have significantly impacted our operations. As a result of the foregoing, we have postponed some of our projects, experienced instability of the supply chain, as well as cancellations of sales orders, all of which could materially and negatively impact our results of operations during the six months ended June 30, 2022.

Impact of Supply Chain Disruptions on our business

As of the date of this prospectus, our business and operations have been materially impacted by certain supply chain disruptions, which were primarily caused by the COVID-19 pandemic, as follows.

For our EV business:

•        we had to delay projects due to the inability of our battery swapping station clients to fulfill installation or launch operations primarily due to the lock-downs in their cities or provinces; and

•        we have experienced higher costs for the manufacturing of our battery-swapping stations due to constrained capacity of our suppliers, together with increased commodity prices and shipping costs.

For our sourcing business:

•        we have experienced a lack of supply of sourced vehicles;

•        we have experienced higher shipping costs due to constrained capacity of shipping;

•        we had to delay or suspend certain shipments of sourced vehicles because of lock-downs in cities/provinces.

We have undertaken the following measures to mitigate the impact of the foregoing supply chain disruptions to our business:

For our battery-swapping business:

•        we concentrated on clients from provinces or cities where the impact of the COVID-19 pandemic has been relatively less significant;

•        we established an intensive fulfillment process in order to secure our sales; and

•        we established a supplier management system and selectively cooperated with our key suppliers for parts and equipment.

For our sourcing business:

•        we have concentrated on clients from provinces or cities where the impact of the COVID-19 pandemic has been relatively less significant; and

•        we established a supplier management system and selectively cooperated with key suppliers.

Major Components of our Results of Operations

Revenues

Our revenues consist of (i) sourcing services; (ii) sales of products and (iii) battery-swapping services. The following table sets forth the breakdown of our revenues by category for the periods indicated:

	For the Years ended December 31,					For the Six months ended June 30
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sourcing services	1,464	100.0	1,394	208	17.4	598	100.0	1,300	194	30.4
Product sales	—	—	6,616	988	82.6	—	—	2,634	393	61.6
Battery-swapping services	—	—	—	—	—	—	—	343	51	8.0
Total	1,464	100.0	8,010	1,196	100.0	598	100.0	4,277	638	100.0

We primarily generated revenue from sourcing services and sales of battery swapping stations in fiscal years 2020 and 2021. The revenues generated from sales of battery swapping stations were recognized at a point in time when the control of the product was transferred to our customers. We started our battery-swapping services in 2022 and the revenues generated from providing battery-swapping services were i) recognized at a point in time when services were provided to the vehicle users for revenues from operating battery-swapping, and ii) recognized over time based on a straight-line method for revenues from upgrading station control systems charged to station owners.

We provide vehicle sourcing services to our customers and recorded net revenues from sourcing servicing of RMB1.5 million and RMB1.4 million (US$0.2 million) in fiscal years 2020 and 2021, respectively, and RMB0.6 million and RMB1.3 million (US$0.2 million) in the six months ended June 30, 2021 and 2022, respectively. We act as an agent between our customers and suppliers to facilitate our customers’ purchases of vehicles. We charge a commission calculated based on the purchase price of each purchase order and the commission is recognized upon delivery of vehicles to customers. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue. In 2021, we generated revenue from sales of battery swapping stations of RMB6.6 million (US$1.0 million) and such revenue was RMB2.6 million (US$0.4 million) in the six months ended June 30, 2022.

Since January 2022, we started to generate revenue from battery-swapping services of RMB343 thousand (US$51 thousand), including i) RMB204 thousand (US$31 thousand) from upgrading station control system associated with battery-swapping stations sold in 2021 and ii) RMB139 thousand (US$20 thousand) from operating a battery-swapping station in Fujian province starting from early January 2022.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the total cost of revenues, for the periods indicated:

	For the Years ended December 31,					For the Six months ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Product sales	—	—	4,473	668	87.1	203	100.0	2,396	357	87.2
Battery swapping services	—	—	—	—	—	—	—	331	50	12.0
Others	—	—	664	99	12.9	—	—	21	3	0.8
Total	—	—	5,137	767	100.0	203	100.0	2,748	410	100.0

Cost of product sales primarily includes semi-finished goods purchased from suppliers, labor cost and manufacturing overhead, including depreciation of assets associated with production, battery swapping electric charge and station control system cost.

More specifically, cost of battery swapping services for the six months ended June 30, 2022 includes i) RMB165 thousand (US$25 thousand) of electric charges for operating the battery-swapping station, ii) RMB120 thousand (US$18 thousand) of labor costs, and iii) RMB46 thousand (US$7 thousand) of depreciation of substitutional batteries at the battery-swapping station in Fujian province.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	For the Years ended December 31,					For the Six months ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	3,007	17.2	4,862	726	10.2	2,232	12.5	866	129	5.7
General and administrative expenses	14,069	80.5	37,588	5,612	78.6	15,257	85.3	11,525	1,720	75.8
Research and development expenses	111	0.6	5,374	802	11.2	392	2.2	2,810	420	18.5
Allowance for doubtful debt	289	1.7	—	—	—	—	—	—	—	—
Total	17,476	100.0	47,824	7,140	100.0	17,881	100.0	15,201	2,269	100.0

Sales and marketing expenses

Our sales and marketing expenses primarily consist of (i) employee compensation, including salaries, benefits and bonuses for our sales and marketing staff, (ii) marketing, promotional and advertising expenses, (iii) travel expenses for our sales and marketing staff, and (iv) certain other expenses.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) employee compensation, including salaries, benefits and bonuses for our general corporate staff, (ii) professional service fees, (iii) depreciation and for office equipment, (iv) operating and lease expenses for our offices, (v) office utilities, and (vi) certain other expenses.

Our selling, general and administrative expenses are mainly driven by the number of our sales, general corporate personnel, marketing and promotion activities and the expansion of our sales and service network.

Research and development expenses

Our research and development expenses primarily consist of (i) employee compensation, representing salaries, benefits and bonuses for our research and development personnel, (ii) design and development expenses, which primarily include fees payable to third-party suppliers for design molds, (iii) materials and supplies expenses in relation to testing materials, and (iv) certain other expenses. All expenses associated with research and development are expensed as incurred.

Our research and development expenses are mainly driven by the number of our research and development personnel, as well as the stage and scale of our UOTTA-powered EVs and battery-swapping stations development. We dedicate significant resources towards research and development, and our research and development staff accounted for 28% of our total employees as of the date of this prospectus.

Results of Operations

The following table sets forth our selected consolidated profit or loss data in absolute amounts for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,			For the six months ended June 30,
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sourcing services	1,464	1,394	208	598	1,300	194
Product sales	—	6,616	988	—	2,634	393
Battery swapping services	—	—	—	—	343	51
Total revenues	1,464	8,010	1,196	598	4,277	638
Cost of revenues	—	(5,137)	(767)	(203)	(2,748)	(410)
Gross profit	1,464	2,873	429	395	1,529	228
Sales and marketing expenses	(3,007)	(4,862)	(726)	(2,232)	(866)	(129)
General and administrative expenses	(14,069)	(37,588)	(5,612)	(15,257)	(11,525)	(1,720)
Research and development expenses	(111)	(5,374)	(802)	(392)	(2,810)	(420)
Allowance for doubtful debt	(289)	—	—	—	—	—
Total operating expenses	(17,476)	(47,824)	(7,140)	(17,881)	(15,201)	(2,269)
Operating loss	(16,012)	(44,951)	(6,711)	(17,486)	(13,672)	(2,041)
Interest income	436	437	65	1,265	1,196	179
Interest expenses	(532)	(696)	(104)	(174)	(239)	(36)
Other income	9,750	3,026	452	4	10	2
Other expenses	(172)	(4,298)	(642)	(254)	(276)	(41)
Loss before income taxes	(6,530)	(46,482)	(6,940)	(16,645)	(12,981)	(1,937)
Income tax expense	—	(2,582)	(385)	—	5	1
Net loss	(6,530)	(49,064)	(7,325)	(16,645)	(12,986)	(1,938)
Less: net loss attributable to non-controlling interest	(1,020)	(7,665)	(1,144)	(2,600)	(2,029)	(303)
Net loss attributable to the Company’s ordinary shareholders and total comprehensive loss	(5,510)	(41,399)	(6,181)	(14,045)	(10,957)	(1,635)

Six Months ended June 30, 2022 Compared to Six Months ended June 30, 2021

Revenues

Our revenues increased from RMB0.6 million in the six months ended June 30, 2021 to RMB4.3 million (US$0.6 million) in the six months ended June 30, 2022. The growth of our revenues was primarily driven by the sales of battery-swapping stations and increase in providing battery-swapping services in 2022, which was in line with our strategy shifting from the vehicle sourcing business to the development of our proprietary battery-swapping technology.

Our net revenue generated from souring services increased from RMB0.6 million in the six months ended June 30, 2021 to RMB1.3 million (US$0.2 million) in the six months ended June 30, 2022, mainly due to the combined effects of (i) increase of our commission rate in 2022 while such commission rate that we charged our SME dealers in 2021 was lower in order to maintain our key sales channel; and (ii) the increase of the number of car units we sourced and delivered to our customers in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021; (iii) the higher unit prices in the six months ended June 30, 2022, as compared to the six months ended June 30, 2021.

Cost of revenues

Our total cost of revenues increased from RMB0.2 million in the six months ended June 30, 2021 to RMB2.7 million (US$0.4 million) in the six months ended June 30, 2022, which was in line with the increase of our revenues generated from sales of battery swapping stations and battery-swapping services.

Sales and marketing expenses

Our sales and marketing expenses decreased from RMB2.2 million in the six months ended June 30, 2021 to RMB0.9 million (US$0.1 million) in the six months ended June 30, 2022, primarily due to lower marketing, promotional and advertising expenses to support vehicle sourcing services and product sales.

General and administrative expenses

Our general and administrative expenses decreased from RMB15.3 million in the six months ended June 30, 2021 to RMB11.5 million (US$1.7 million) in the six months ended June 30, 2022. The fluctuation was primarily due to (i) increase in labor cost and associated social insurance, (ii) the expansion of our administrative associated personnel cost, (iii) increase in operating and lease expenses for offices, and (iv) office utilities expenses recognized in the six months ended June 30, 2022, offsetting by the impact of decrease in professional service fees.

Research and development expenses

Our research and development expenses significantly increased from RMB0.4 million in the six months ended June 30, 2021 to RMB2.8 million (US$0.4 million) in the six months ended June 30, 2022, primarily due to more investment in human resources and UOTTA technology related research and development programs.

Interest income

Our interest income was primarily due to interest income generated from our loans to a third party. Our interest income was RMB1.3 million and RMB1.2 million (US$0.2 million) in the six months ended June 30, 2021 and 2022, respectively.

Interest expenses

Our interest expenses increased from RMB174 thousand in the six months ended June 30, 2021 to RMB239 thousand (US$36 thousand) in the six months ended June 30, 2022, primarily due to interest expenses generated from our long-term borrowings and loan payables.

Other expenses

Other expense is primarily due to the dissolution of a subsidiary in 2022. We recorded other expenses of RMB0.3 million (US$41 thousand) in the six months ended June 30, 2022, as compared to RMB0.3 thousand in the six months ended June 30, 2021.

Loss before income taxes

As a result of the foregoing, we incurred a loss from operations of RMB13.0 million (US$1.9 million) in the six months ended June 30, 2022, as compared to RMB16.6 million in the six months ended June 30, 2021.

Net loss

As a result of the foregoing, we incurred a net loss of RMB13.0 million (US$1.9 million) in the six months ended June 30, 2022, as compared to RMB16.6 million in the six months ended June 30, 2021.

Year Ended December 31, 2021 Compared to Year ended December 31, 2020

Revenues

Our revenues increased from RMB1.5 million in 2020 to RMB8.0 million (US$1.2 million) in 2021. The growth of our revenues was primarily driven by the significant increase in the sales of battery swapping stations in 2021, which was in line with our strategy shifting from the vehicle sourcing business to the development of our proprietary battery-swapping technology. Our net revenue generated from souring services remained relatively stable at approximately RMB1.4 million in each of fiscal years 2020 and 2021, mainly due to the combined effects of (i) the decrease of our commission rate that we charged our SME dealers in 2021 in order to maintain our key sales channel; and (ii) the increase of the number of car units we sourced and delivered to our customers in fiscal year 2021 as compared to 2020; (iii) the substantial increase in the number of customers in our sourcing networks in fiscal year 2021.

Cost of revenues

Our total cost of revenues increased by 100% from nil for the year ended December 31, 2020 to RMB5.1 million (US$0.8 million) for the year ended December 31, 2021 was in line with the increase of our revenues generated from sales of battery swapping stations.

Sales and marketing expenses

Our sales and marketing expenses increased from RMB3.0 million in 2020 to RMB4.9 million (US$0.8 million) in 2021, primarily due to (i) higher marketing, promotional and advertising expenses to support vehicle sourcing services and product sales, and (ii) the expansion of our sales network and associated personnel cost recognized in 2021.

General and administrative expenses

Our general and administrative expenses significantly increased from RMB14.1 million in 2020 to RMB37.6 million (US$5.6 million) in 2021, primarily due to (i) increase in labor cost and associated social insurance, (ii) increase in professional service fees incurred for capital raising and legal affairs, (iii) the expansion of our administrative associated personnel cost, (iv) increase in operating and lease expenses for offices, and (v) office utilities expenses recognized in 2021.

Research and development expenses

Our research and development expenses significantly increased from RMB111 thousand in 2020 to RMB5.4 million (US$0.8 million) in 2021, primarily due to more investment in human resources and UOTTA technology related research and development programs.

Interest income

Our interest income increased from RMB436 thousand in 2020 to RMB437 thousand (US$65 thousand) in 2021, primarily due to interest income generated from our loans to a third party.

Interest expenses

Our interest expenses increased from RMB0.5 million in 2020 to RMB0.7 million (US$0.1 million) in 2021, primarily due to interest expenses generated from our long-term borrowings and loan payables.

Other income

Our other income primarily consists of government subsidies that are not contingent upon our further actions or performance. We recorded other income of RMB3.0 million (US$0.5 million) in 2021, as compared to RMB9.8 million in 2020, primarily due to a decrease in the government subsidies we received.

Other expenses

Other expense is primarily due to the dissolution of a subsidiary in 2021. We recorded other expenses of RMB4.3 million (US$0.6 million) in 2021, as compared to RMB172 thousand in 2020, primarily because the loss on disposal of a subsidiary in 2021.

Loss before income taxes

As a result of the foregoing, we incurred a loss from operations of RMB46.5 million (US$6.9 million) in 2021, as compared to RMB6.5 million in 2020.

Net loss

As a result of the foregoing, we incurred a net loss of RMB49.1 million (US$7.3 million) in 2021, as compared to RMB6.5 million in 2020.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under Cayman Companies Act. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Certain of our subsidiaries are incorporated in the British Virgin Islands, or the BVI. Under the current laws of the BVI, our subsidiaries incorporated in the BVI and all dividends, interest, rents, royalties, compensation and other amounts paid by such subsidiaries to persons who are not resident in the BVI and any capital gains realised with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to such subsidiaries or its members

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax rate on their taxable income generated from operations in Hong Kong. These subsidiaries did not make any provisions for Hong Kong profit tax, as there were no assessable profits derived from or earned in Hong Kong since the inception of such subsidiaries. Additionally, payments of dividends by our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Our subsidiaries in the PRC are subject to EIT on their taxable income in accordance with the relevant EIT Law. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises, or FIEs and domestic enterprises, except where a special preferential rate applies. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

See our consolidated financial statements and related notes included elsewhere in this prospectus for a description of other significant accounting policies.

Revenue Recognition

Revenue is recognized generally when or as the control of the goods or services is transferred to our customer. For revenues from our battery-swapping services, specifically, we i) recognized at a point in time for revenues from operating battery-swapping services provided to the vehicle users and ii) recognized over time based on a straight-line method for revenues from upgrading station control systems charged to station owners. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

(i)     provides all of the benefits received and consumed simultaneously by our customer;

(ii)    creates and enhances an asset that the customer controls as we perform; or

(iii)   does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when our customer obtains control of the goods and services.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when our customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and our customer’s payment.

A contract asset is our right to consideration in exchange for goods and services that we have transferred to a customer. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from our customer.

Product sales

We generate revenue from sales of battery swapping stations. We identify the users who purchase the battery swapping station as our customers. The revenue for battery swapping station sales are recognized at a point in time when the control of the product is transferred to the customer.

Sourcing services

We act as an agent between customer and suppliers to facilitate customer’s purchase of vehicles. We charge a commission that is calculated based on the purchase price of each purchase order and the commission is recognized upon delivery of vehicles to customers. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the suppliers and the difference representing the commission is recognized as revenue.

Battery-swapping services

We generate revenue from providing battery-swapping services to vehicle users, who entered into subscription agreements with us, as well as providing station control system upgrading services to station owners who purchased stations from us. We identify the vehicle users who have subscribed to use our battery swapping stations and station owners who received our station control system upgrade services as our customers. The revenue generated from vehicle users who have subscribed to our swapping service is recognized at a point in time when the service is provided to the customers. The revenue for the station control system upgrade service is recognized over time based on a straight-line method.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs of inventory are determined using the first-in-first-out method. We record inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. For all periods presented, there were no inventory reserves recognized.

Impairment of Long-lived Assets other than Goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the fiscal years ended December 31, 2020 and 2021 was nil.

Long-term investments

Our long-term investments include equity investments in entities and equity securities without readily determinable fair values. Investments in entities in which we can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record its investments at fair value. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity securities without readily determinable fair values and over which we have neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

Operating Leases

We adopted ASC Topic 842, Lease (“ASC 842”) on January 1, 2020, using the modified retrospective method. We determine if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. Our leases do not contain any material residual value guarantees or material restrictive covenants.

As the lessee, we recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, we make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term.

Operating lease assets are included within right-of-use assets — operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2020 and 2021, and on the unaudited interim condensed consolidated balance sheet as of June 30, 2022.

Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on our consolidated balance sheets as of December 31, 2020 and 2021, and on the unaudited interim condensed consolidated balance sheet as of June 30, 2022.

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2020 and 2021 and June 30, 2022, our cash and cash equivalents were RMB121.4 million, RMB14.8 million (US$2.3 million) and RMB11.9 million (US$1.8 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use, which have original maturities of three months or less.

In fiscal years 2020 and 2021, we entered into two loan agreements with banks in the PRC. The principal amount under the short-term loan agreement is RMB3.0 million, bearing a weighted average interest rate of 5.25% per annum, and was denominated in RMB. The principal amount under the long-term loan agreement is RMB10.0 million, bearing a weighted average interest rate of 6.87% per annum and a term of three years, and was denominated in RMB.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this prospectus. We intend to use portion of the net proceeds from this offering to fund our operations over the next 12 months. See “Use of Proceeds.” However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans.

We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the Years ended December 31,			For the Six Months ended June 30,
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(22,392)	(82,229)	(12,904)	(24,797)	(12,143)	(1,812)
Net cash used in investing activities	(133,140)	(14,759)	(2,317)	(11,907)	(1,886)	(282)
Net cash provided by (used in) financing activities	275,615	(4,003)	(628)	—	1,102	164
Net decrease in cash and cash equivalents and restricted cash	120,083	(100,991)	(15,849)	(36,704)	(12,927)	(1,930)
Cash and cash equivalents and restricted cash at the beginning of the year/period	6,595	126,678	19,879	126,678	25,687	3,835
Cash and cash equivalents and restricted cash at the end of the year/period	126,678	25,687	4,030	89,974	12,760	1,905

Operating Activities

Our net cash used in operating activities increased from RMB22.4 million in 2020 to RMB82.2 million (US$12.9 million) in 2021, and decreased to RMB12.1 million (US$1.8 million) in the six months ended June 30, 2022. We expect to optimize our net operating cash outflows position by taking advantage of (i) diversification of our product mix, which leads to higher average sales price in the long run and economies of scale; (ii) our delivery volume ramp-up for battery-swapping stations which leads to higher manufacturing efficiency and economies of scale, as well as stronger bargaining power with suppliers. In addition, in fiscal years 2020 and 2021, we have incurred significant operating expenses to develop new UOTTA-powered EV models and UOTTA technology and promote our brand recognition. We will continue to invest in our technology development and branding and marketing activities to attract customers and our cash flow may fluctuate. As our scale expands and our brand becomes more well-known, the operating expenses are not expected to increase proportionately to our revenue and the operating expenses as a percentage of revenue is expected to decrease, which will further improve our net operating cash outflows position.

Net cash used in operating activities was RMB12.1 million (US$1.8 million) in the six months ended June 30, 2022, primarily due to net loss of RMB13.0 million (US$1.9 million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB0.9 million (US$0.1 million) and amortization of right-of-use assets of RMB6.5 million (US$1.0 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB2.9 million (US$0.4 million) in relation to providing battery-swapping services; (ii) an increase in inventory of RMB1.5 million (US$0.2 million) in relation to materials for battery-swapping stations production, and (iii) a decrease in advances from customers of RMB34.3 million (US$5.1 million), as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including, primarily (i) a decrease in advance to suppliers of RMB36.1 million (US$5.4 million) in relation to prepayments to third-party suppliers for certain key materials; (ii) an increase in accounts payable of RMB2.2 million (US$0.3 million) in relation to the grace period we enjoyed for the payments payable to third-party suppliers; and (iii) an increase in accruals and other liabilities of RMB2.1 million (US$0.3 million), primarily in relation to our marketing events.

Net cash used in operating activities was RMB82.2 million (US$12.9 million) in 2021, primarily due to net loss of RMB49.1 million (US$7.7 million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB1.8 million (US$0.3 million) and amortization of right-of-use assets of RMB3.4 million (US$0.5 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in inventory of RMB13.3 million (US$2.0 million) in relation to materials for battery-swapping stations production, and (ii) an increase in advance to suppliers of RMB71.1 million (US$11.2 million) in relation to prepayments to third-party suppliers for certain key materials, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accounts payable of RMB8.5 million (US$1.3 million) in relation to the grace period we enjoyed for the payments payable to third-party suppliers, (ii) an increase in accruals and other liabilities of RMB2.2 million (US$0.3 million) primarily in relation to our marketing events, and (iii) an increase in advance from customers of RMB45.0 million (US$7.1 million), primarily in relation to prepayments received from customers for the purchase of our battery-swapping stations.

Net cash used in operating activities was RMB22.4 million in 2020, primarily due to net loss of RMB6.5 million, adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB0.8 million and amortization of right-of-use assets of RMB0.6 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily a decrease in accrued expenses and other payables of RMB2.9 million, primarily in relation to our marketing events, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily a decrease in advance from customers of RMB18.1 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was RMB1.9 million (US$0.3 million), mainly attributable to (i) purchase of property and equipment of RMB0.9 million (US$0.1 million), (ii) payment of loans to third parties of RMB0.9 million (US$0.1 million), (iii) cash received from a third party for repayment of a loan in the principal amount of RMB1.7 million (US$0.2 million), and (iv) payment for long-term investments of RMB1.8 million (US$0.3 million).

Net cash used in investing activities for the year ended December 31, 2021 was RMB14.8 million (US$2.3 million), mainly attributable to (i) purchase of property and equipment of RMB9.6 million (US$1.5 million), (ii) purchase of intangible assets of RMB1.4 million (US$0.2 million), (iii) payment of loans to third parties of RMB17.0 million (US$2.7 million), (iv) cash received from a third party for repayment of a loan in the principal amount of RMB3.6 million (US$0.6 million), and (v) cash received for the return of long-term investments of RMB10.0 million (US$1.6 million).

Net cash used in investing activities for the year ended December 31, 2020 was RMB133.1 million, mainly attributable to (i) purchase of property and equipment of RMB1.3 million, (ii) loans to third parties of RMB69.5 million, (iii) cash received from a third party for the loans of RMB58.5 million, and (iv) payment for long-term investments of RMB120.0 million.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2022 was RMB1.1 million (US$0.2 million), mainly attributable to proceeds from a loan from a third party of RMB1.1 million (US$0.2 million).

Net cash used in financing activities for the year ended December 31, 2021 was RMB4.0 million (US$0.6 million), mainly attributable to proceeds from (i) capital contribution by shareholders of RMB1.0 million (US$0.2 million), and (ii) a long-term bank loan of RMB10.0 million (US$1.6 million), and repayments of (i) a short-term bank loan of RMB3.0 million (US$0.5 million), and (ii) a portion of a convertible note of RMB13.0 million (US$2.0 million).

Net cash provided by financing activities for the year ended December 31, 2020 was RMB275.6 million, mainly attributable to proceeds from (i) capital contributions by shareholders of RMB255.6 million, and (ii) a convertible note of RMB20.0 million.

Holding Company Structure

U Power Limited, our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, U Power Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Indebtedness

Borrowings

As of December 31, 2020 and 2021 and June 30, 2022, we had total borrowings of RMB3.0 million, RMB10.0 million (US$1.5 million) and RMB10.0 million (US$1.5 million), respectively.

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	As of December 31,			As of June 30,
	2020	2021		2022
	RMB	RMB	US$	RMB	US$
	(in thousands)
Short-term bank borrowing	3,000	—	—	—	—
Long-term bank borrowing, current portion	—	1,000	149	1,000	149
Long-term bank borrowing, non-current portion	—	9,000	1,344	9,000	1,344
Total borrowings	3,000	10,000	1,493	10,000	1,493

The short-term bank borrowing outstanding as of December 31, 2020 bore a weighted average interest rate of 5.25% per annum, and was denominated in RMB. The long-term borrowing (including current portion) outstanding as of December 31, 2021 and June 30, 2022 bore a weighted average interest rate of 6.87% per annum, and was denominated in RMB.

Lease Liabilities

We recognized total lease liabilities of RMB3.8 million, RMB8.0 million (US$1.2 million) and RMB5.6 million (US$0.8 million) as of December 31, 2020 and 2021 and June 30, 2022, respectively.

Capital Expenditures

We made capital expenditures of RMB1.3 million, RMB11.0 million (US$1.6 million) and RMB0.9 million (US$0.1 million) in 2020, 2021 and in the six months ended June 30, 2022, respectively. In these periods, our capital expenditures were mainly used for (i) procurement of equipment, such as manufacturing equipment, computer and network equipment, (ii) addition of intangible assets such as software, and (iii) battery-swapping station construction factories. In 2022, we expect to incur capital expenditures primarily on the construction of plants and purchase of equipment in relation to our battery-swapping stations manufacturing bases, as well as mold and tooling for new vehicle models. We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2022:

	Payment due by period
	Total		Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	RMB	US$		RMB
	(in thousands)
Long-term bank borrowings	10,000	1,493	1,000	1,000	8,000	—
Operating lease liabilities	5,561	830	3,833	1,728	—	—
Loan payables	7,000	1,045	500	6,500	—	—
Total	22,561	3,368	5,333	9,228	8,000	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2022.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risks

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2020 and 2021 and June 30, 2022, our cash and cash equivalents amounted to RMB121.4 million, RMB14.8 million (US$2.3 million) and RMB11.9 million (US$1.8 million), respectively. We place our cash and cash equivalents with financial institutions with high credit ratings and quality. Historically, deposits in Chinese banks are secure, due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. See “— Liquidity and Capital Resources” for details.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 were increases of 0.2% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan Limited (“Frost & Sullivan”) commissioned by us in July 2022 entitled “Independent Market Research on China’s Electric Vehicle Market, Battery Swapping Solution Market, and Vehicle Sourcing Market” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF CHINA’s ELECTRIC VEHICLE MARKET

Introduction of Electric Vehicles

Electric vehicles, or EVs, use electric motors instead of internal combustion engines, or ICE, to propel the vehicles. EVs comprise plug-in hybrid electric vehicles, or PHEV, battery electric vehicles, or BEV, extended range electric vehicles, or EREV, and other vehicles mainly propelled by electricity. Electric vehicles can also be classified into electric passenger vehicles and electric commercial vehicles by usage. The following table shows the classification of each type of EVs by power sources and usage:

Source: Frost & Sullivan Report

According to the Frost & Sullivan Report, the sales volume of electric vehicles in China increased from 507.0 thousand units in 2016 to 1,365.6 thousand units in 2020, representing a CAGR of 28.1%. The sales volume of electric passenger vehicles in China increased from 336.0 thousand units in 2016 to 1,245.7 thousand units in 2020, representing a CAGR of 38.8%. The electric passenger vehicle dominates the EV market in China, with a proportion of 91.2% of total electric vehicle market in 2020 while electric commercial vehicle occupies 8.8% of total market, and it is expected that the electric passenger car market will increase in the future at a proportion that is expected to reach 96.1% in 2026. The sales volume of electric passenger vehicles also is expected to increase from 3,334.1 thousand units in 2021 to 10,608.9 thousand units in 2026. Compared with electric passenger vehicles, the growth of electric commercial vehicles was relatively slow because the incentive policies issued in 2016 was adjusted in 2018 to reduce the relevant subsidies. However, the Chinese government plans to focus on promoting the electrification of commercial vehicles in the next few years, as denoted by the “New Energy Automobile Industry Development Plan (2021-2035)” released by The General Office of the State Council on November 2, 2020 (the “Development Plan”).

With the improvement of charging infrastructure, the sales volume of electric commercial vehicles is expected to grow from 164.7 thousand units in 2021 to 431.0 thousand units in 2026 at a CAGR of 21.2%. The following table shows the sales volume of electric vehicles by applications in China for the years indicated:

Source: Frost & Sullivan Report

Competitive Landscape of China’s Electric Vehicle Market

According to the Frost & Sullivan Report, China’s current vehicle sales market is highly concentrated and consists of traditional car companies, internet technology companies, and new energy car companies. The rapid growth of new energy car companies has created certain threats to the traditional car companies, which propelled traditional car companies to create new energy vehicles product lines to transit into the EV market. Internet technology companies are also seizing the opportunities in the new energy vehicle market.

OVERVIEW OF ELECTRIC VEHICLES FOR COMMERCIAL USE MARKET IN CHINA

Introduction of the Electric Vehicles for Commercial Use

Electric vehicles for commercial use refer to the electric vehicles used in commercial and operational scenarios and primarily engage in profit-making transportation business regardless of its vehicle types, such as ride-hailing vehicles, taxies, trucks, buses, vans, coaches, shared or rental vehicles. The following table shows the classification of electric vehicles for commercial use by usage:

Types (by Usage)	Description
Ride-hailing services

Ride-hailing services refer to the services provided by the mobile applications that connect passengers and local drivers using their personal and rental vehicles. In most cases, they are a comfortable method for door-to-door transport. Usually, they are cheaper than licensed taxies. In most countries and regions, ride-hailing services are regulated in similar ways as regular taxies.

Vehicle sharing services

Vehicle sharing services work under a model of car rental where people rent cars for short periods of time, often by hours. The sharing vehicles become available to the users through a variety of means, usually through a mobile application to unlock the cars in real time.

Taxies	Taxies are one of the most important tools of urban travel. Taxies play an important part of commercial vehicles. At present, the penetration of electric taxies is increasing.
Trucks

Trucks refer to vehicles designed to transport cargo, carry specialized payloads, or perform other utilitarian work. Trucks vary greatly in size, power, and configuration. The main applications of electric trucks are micro trucks, light trucks and heavy trucks with fixed running routes and closed areas, i.e. ports, mining sites and point to point logistics transportation.

Others	Others include buses, coaches and other vehicles primarily for commercial uses

According to the Frost & Sullivan Report, the electrification of taxies is a growing trend. Beijing, Shenzhen, Taiyuan and other cities in China have been promoting to realize the overall electrification of taxies in recent years. Electric vehicles have distinct competitiveness in areas such as environmental protection and intelligent travel, which is a concept of utilizing intelligent technologies in transportation. The electric taxies are the main players in the for-commercial-use EV battery swapping solution market. The ownership of electric taxies was 30.0 thousand units in 2016 and reached 90.0 thousand units in 2020, representing a CAGR of 31.6%. Since 2016, driven by policies and regulations issued by local governments of different cities in China, more than 20 cities in China have started to replace ICE taxies with electric taxies. The electrification of taxies in China has experienced rapid growth in recent years, and the sales of electric taxies is expected to keep accelerating. The ownership of electric taxies is expected to reach 574.5 thousand units in 2026 and the penetration rate, which represents the proportion of electric taxis in total taxis, is expected to reach 40.8% in 2026. The table below demonstrates the ownership and penetration rate of electric taxies in China for the years indicated:

Source: Frost & Sullivan Report

Key Drivers of Electric Vehicles for Commercial Use Market in China

The key drivers for the continuous development of electric vehicles for commercial use Market in China include:

•        Supportive government policy.    The commercial use of EVs have benefited from favorable policies by the central and local governments of the PRC in recent years, and the trend is expected to stay, according to Frost & Sullivan. The for-commercial-use electric vehicles market has been a key industry supported by the Chinese government in many ways. Among them, vehicle subsidies are the most direct form of policy support. Further, there are related initiatives designed to stimulate local governments to give priority to electric for-commercial-use vehicles. For example, the Development Plan requires that the proportion of EVs in newly purchases commercial vehicles made in the public sector in some regions should be higher than 80%. Cities such as Taiyuan, Guangzhou, and Shenzhen already commenced the process of replacing electric taxies before the Development Plan was released. Driven by such policies, the electric for-commercial-use vehicle industry is projected to experience rapid growth. Additionally, “right-of-way through” policies by local governments, which restrict the licensing and use of ICE vehicles but give favorable treatment to EVs, are intended to foster development in the electric for-commercial-use vehicle market. The “right-of-way through” policies enable logistics companies to prioritize for-commercial-use electric vehicles for their daily operations. For example, Beijing encourages logistics enterprises to use new energy vehicles and is accelerating the electrification process in urban distribution. On February 20, 2021, the Beijing Municipal Commission of Transportation issued the “Implementation Plan on Providing Priority Urban Traffic for Beijing New Energy Light Truck Operation and Incentive Enterprises”. Enterprises actively participating in the Beijing New Energy Light Truck Operation Incentive Scheme have priority to receive urban freight passes issued by governments. In addition, first-tier cities in China also give certain privileges to drivers of EVs via license plate distribution. For example, in Shanghai, EVs can be given a license plate directly, whereas traditional vehicle owners need to go through the expensive lottery process to get a license plate. In order to expedite business ventures, many ride-hailing drivers prefer to choose EVs, which may also serve to promote the development of the for-commercial-use electric vehicle market.

•        Upgrade of battery technology.    Recent developments in battery technology may become a major driver of the EVs for commercial use market. For example, a leading Chinese battery manufacturer proposed to develop power battery models featuring more than 1,000km average driving range, fast charging time under 10 minutes, and more than 16 years and 2 million kilometer expected service life for for-commercial-use electric vehicles. For the cost of the battery, newly developed models simplify the structure of the battery pack and reduce the cost of the total battery pack. On the other hand, companies such as UPINCAR are constantly exploring the battery-swapping mode that endeavors to realize automatic and fast battery-swapping through a standardized structure of battery pack. This kind of battery-swapping technology can quickly meet taxies and ride-hailing vehicle users’ demands, by rendering a vehicle fully charged and ride-ready capabilities in a few minutes. In the long term, according to Frost & Sullivan, technological breakthroughs are projected to continue to achieve better battery performance and optimized battery pack structure for efficient battery-swapping, which is expected to further promote the rapid development of the EVs for commercial use industry.

•        Continuous development of commercial vehicle intelligence.    The continuous development of commercial vehicle intelligence technology is also a major driver of the EVs for commercial use market. In China, since early 2017, the intelligent network connection system, which Integrates modern communication and network technologies to realize information exchange between vehicles and other subjects such as vehicles, roads, people, clouds, has been applied in the field of EVs for commercial use. Moreover, with the help of automatic driving technology, some pilot projects in the commercial vehicle field have launched, such as unmanned electric trucks and unmanned electric taxies.

Key Trends of Electric Vehicles for Commercial Use Market in China

•        Wider application scenarios.    A broader electrification effort may occur and reach different application scenarios in the future. Compared with other vehicles, buses and taxies are more convenient for unified management and standardization, which have been selected by the Chinese policy-makers as a priority to develop EVs for commercial use. Looking forward, driven by advancing technology, the commercial use of EVs in China is expected to further expand from buses, coaches and taxies to wider application scenarios, including sanitation trucks, urban commodity logistics, urban construction logistics, warehousing, mining, seaports and airports. One of the leading vehicle manufacturers has already promoted its strategic plan of developing various types of EVs for commercial use to meet the increasing demand in downstream application scenarios. A leading commercial vehicle brand is also planning to increase its rollout of trucks, logistics, sanitation, and other market segments by integrating resources of the industrial chain.

•        Accelerating overseas market expansion.    In the commercial use EV field, the international status of Chinese companies has been improving with their expanding global footprint. At present, with the aggravation of environmental pollution, countries all over the world attach great importance to the development of new energy vehicles. People from developed regions such as the UK and EU are increasingly concerned about climate change and are committed to promoting the electrification of vehicles for commercial use, which may provide Chinese EV enterprises with opportunities to expand their overseas business. Based on certain advantages, such as core battery technology, cost efficiency, and production capacity, Chinese EV enterprises are actively accelerating endeavors in overseas markets.

•        Enhanced upstream and downstream cooperation.    There is a trend of enhanced cooperation among upstream and downstream stakeholders in vehicle electrification promotion efforts. Not only coaches and trucks, but other types of vehicles, such as taxies and ride-hailing services, are expected to seek new business models, utilizing battery-swapping and digital transformation through cooperation. Increasingly, cooperation among stakeholders along the manufacturing, sales, and service chains is projected to advance the development of the field as a whole.

•        Developing traction of the battery-swapping solution.    As technologies supporting battery-swapping solution continue to mature, many key players within the EV industry have announced development plans focusing on battery-swapping solution. The battery-swapping solution is gaining traction within the EV industry.

OVERVIEW OF BATTERY-SWAPPING SOLUTION FOR ELECTRIC VEHICLES FOR COMMERCIAL USE MARKET IN CHINA

Introduction of Battery Swapping Solution for EVs for Commercial Use

Battery swapping solution for EVs for commercial use refers to the services provided by operators to replace the drained batteries of EVs for commercial use with freshly charged ones on a swap aisle equipped with robots, and other relevant services supporting the battery swapping. In addition, battery-as-a-service, or BaaS, refers to as the separation between vehicles and batteries, is a mainstream business model for the battery-swapping solution market. EV drivers usually lease batteries from battery asset operators, who undertake the daily operation and maintenance of EV batteries, battery whole lifecycle management, echelon utilization and energy storage service. BaaS provides another solution gaining traction in the battery swapping industry, given its impact on reducing high upfront price of electric vehicles by separating battery ownership. BaaS also enables battery asset operators to closely monitor the performance of batteries and conduct life cycle management professionally. Moreover, battery-swapping reduces down-time in vehicle operation and acquisition cost of a vehicle as customer pays only for the energy. The following table shows the value chain analysis of battery-swapping solution for electric vehicles for commercial use:

Source: Frost & Sullivan Report

According to the Frost & Sullivan Report, the total revenue of the battery-swapping solution market for EVs for commercial use in China, reached approximately RMB2,183.3 million in 2020. With the increasing penetration rates of EVs for commercial use and the expanding battery swapping infrastructure network, the market size by revenue of battery swapping solutions for EVs for commercial use is expected to increase from approximately RMB8,661.5 million in 2021 to RMB176,615.1 million in 2026, representing a CAGR of 82.8%. Aligned with the increasing trend of ownership of battery-swapping EVs for commercial use, the market size of the battery-swapping solution by revenue applied in electric ride-hailing vehicles is forecasted to have the highest growth at a CAGR of 88.1% from 2021 to 2026, followed by electric trucks at a CAGR of 85.1%, and other EVs at a CAGR of 69.6% and electric taxies at a CAGR of 64.6%. The following chart shows the market size by revenue of battery-swapping solutions for EVs for commercial use in China for the years indicated:

Source: Frost & Sullivan Report

In 2020, the total ownership of battery-swapping electric ride-hailing vehicles for commercial use was approximately 16.4 thousand units, accounting for 48.1% of all EVs for commercial use, followed by battery-swapping electric taxies of 39.6%, electric trucks of 7.3% and other electric vehicles of 5.0%, according to the Frost & Sullivan Report. In May 2021, the Ministry of Industry and Information Technology of China issued Action Plan to Promote the Electrification of Public Sector Vehicles, proposing that by 2035, the public sector vehicles would be fully electrified, which opens up the opportunities for battery-swapping solution to be applied in for-commercial-use vehicles. It is expected the total ownership of battery-swapping EVs for commercial purposes will increase from approximately 131.3 thousand units in 2021 to approximately 2,442.9 thousand units in 2026, representing a CAGR of 79.4%. The electric ride-hailing vehicles are expected to grow at the fastest rate at 85.2%, followed by electric trucks at 83.6%, other electric vehicles at 67.3% and electric taxies of 62.0%. The following chart shows the total ownership of battery-swapping EVs for commercial use in China for the years indicated:

Source: Frost & Sullivan Report

Battery-swapping Stations in China

According to the Frost & Sullivan Report, the number of installed battery-swapping stations for EVs in China was 555 as of December 31, 2020. Driven by support from the Chinese government and the establishment of a series of industry standards, including the release of Safety Requirements of Battery Swap for Electric Vehicles in May 2021, the construction of battery-swapping stations is expected to accelerate in the next few years. From 2021 to 2026, the number of battery-swapping stations for EVs is expected to increase from approximately 1,312 units to 69,357 units, registering a CAGR of 121.1%. The increasingly extensive battery-swapping infrastructure network will likely lay the foundation for the development of the battery-swapping model in passenger EVs and commercial EVs. The following chart demonstrates the number of battery-swapping stations for EVs in China for the years indicated:

Source: Frost & Sullivan Report

Key Drivers of Battery-Swapping Solution for Electric Vehicles for Commercial Use Market

•        The battery-swapping solution brings the recharge wait time from 1-10 hours per charge down to less than 5 minutes on average per swapping.    In recent years, the sales of EVs in China has increased significantly, however, the development of the charging facilities for EVs is not able to meet the current demand, mainly due to development obstacles such as the lack of charging infrastructure and the difficulty of power grid capacity expansion. Compared with the charging solution, which takes an average of half an hour for a taxi and 1-10 hours for a small truck, the average battery-swapping process only takes a few minutes, depending on car models. In addition, it can make better use of the difference between peak and valley electricity price to reduce cost, and centralized monitoring of the batteries in the power stations can prolong the battery life. As such, the battery-swapping solution directly addresses some of the core pain points of EVs, especially for EVs for commercial use such as taxies and ride-hailing service vehicles, which require more frequent charging.

•        The operation hours and routes of for-commercial-use EVs are more predictable, so it is easier to plan and install battery-swapping stations serving such vehicles.    Compared with passenger vehicles, the operation hours and routes of for-commercial-use vehicles, such as heavy trucks, are relatively fixed; therefore, it is easier to plan and install battery swapping stations serving such vehicles. For example, the electric heavy truck is expected to be a major application in the battery-swapping solution market. There are many transportation ports in China that require the use of heavy trucks for moving cargo. According to the Frost & Sullivan Report, among the ten busiest ports in the world, eight of them are located in mainland China. The application scenarios have relatively closed and fixed routes and stable transportation demand, so the battery-swapping solution for heavy trucks is more economical and efficient. The prices of heavy trucks are relatively high, and the owners tend to prefer to use the BaaS with battery-swapping solution, which can effectively reduce the initial purchase cost of a new vehicle due to the separation of the battery from the vehicle that come with the BaaS.

•        The Chinese government has issued policies and regulations to promote the development of battery-swapping solution for electric vehicles for commercial use.    Given the Chinese government’s goal to achieve carbon neutrality by 2060, green travel has become a general trend. In 2020, the MIIT held a forum on the promotion and application of the electric vehicle battery-swapping solution business. Participants from local government departments, industry institutions, and other industry participants, mainly focused on the problems and difficulties relating to the promotion and application of the battery-swapping solution in commercial vehicles, and preparations for the standardization of the battery-swapping solution market in the future. In May 2021, the MIIT issued the Safety Requirements For EV Battery-swapping Solution (the “Standards”), which addressed the lack of standards in the battery-swapping solution industry, proposed national standards for the safety requirements, test methods and inspection rules for EV battery-swapping solutions applicable to M1 type batteries (M1 type vehicles refer to passenger vehicles with at least four wheels or three wheels, a factory maximum gross mass of more than 1t, and more than 8 passenger seats except for the driver’s seat). The Standards helped to guide product research and development of automotive enterprises to improve the safety of the EV battery-swapping solution, and to support the high-quality development of EV industry. These policies have provided ongoing support for the further expansion of the EV battery-swapping solution industry in China.

Competitive Landscape of Battery-swapping Solution Industry

Battery-swapping operators can be categorized into EV manufacturers and independent battery-swapping operators. The EV manufacturers mainly serve their own battery-swapping electric vehicle models, while the independent battery-swapping operators offer services to various cooperating EV manufacturers. With the development of battery-swapping technology, the growing battery-swapping infrastructure and supportive government policies, it is expected that more players will enter the market in the near future.

The battery-swapping station market in China is highly concentrated and is led by few well-established players, including Aulton New Energy Automotive Technology Co., Ltd., NIO Inc., and Hangzhou Botan Technology. With the promotion of the supportive government policy, state-owned enterprises such as State Power Investment Corporation, Petro China Company Limited, and China Petrochemical Corporation, have also begun to deploy the construction of battery-swapping stations.

OVERVIEW OF VEHICLE SOURCING MARKET IN CHINA

Introduction to China’s Vehicle Sales Market

China’s per capita nominal GDP has maintained a rapid growth in the past few years, from RMB54.1 thousand in 2016 to approximately RMB81.0 thousand in 2021, representing a CAGR of approximately 8.4%, which lays a solid economic foundation for the development of China’s vehicle industry. In the future, China’s vehicles in operation (VIO) will continue to rise, and it is expected to reach 299.1 million units in 2026 from 232.5 million units in 2021 at a CAGR of 5.2%. With the increase of residents’ income, the consumption structure of urban and rural residents in China continues to upgrade. Therefore, demands for non-essential goods such as passenger cars have also increased accordingly. In the context of rising per capita income of Chinese residents, the penetration rate of passenger has increased year by year. However, compared with developed countries in Europe and America, the penetration rate of passenger vehicles in China is relatively low. With the accelerated development of China’s urbanization and the growth of residents’ disposable income, it is expected that there will be growth in the penetration rate of passenger cars in China.

The Chinese vehicle market is relatively fragmented with fierce competition. There are a large number of participants in the passenger vehicle industry including Chinese companies, joint ventures, and foreign brands from Japan, Korea, Germany, the U.S., and other countries. The Chinese government has launched a series of policies to support the domestic vehicle industry development, which helps the domestic brands to dominate the market. Leading domestic companies have maintained rapid growth and are increasingly recognized by consumers.

According to the Frost & Sullivan Report, from 2016 to 2020, the sales volume of vehicles in China decreased from 27.9 million units to 25.1 million units at a CAGR of -2.7%. The decrease in 2020 is, in part, due to the COVID-19 pandemic. According to the Frost & Sullivan Report, the sales volume of vehicles in China has benefited from the growth of electric vehicle market, and is expected to increase from 26.1 million units in 2021 to 30.0 million units in 2026, representing a CAGR of 2.8%. The following chart shows the sales volume of vehicles in China for the years indicated:

Source: Frost & Sullivan Report

Introduction to Main Vehicle Sale Models in China

The four main models of vehicle sales in China are: (i) “4S” (“Sales, Spare parts, Services and Survey,” a one-stop shop that provides automobile sales, repairs, accessories, and information feedback, and integrates sales and after-sales services), (ii) dealerships, brand-owned stores (stores directly operated by manufacturers), (iii) automobile e-commerce (online end-to-end platforms that connect purchasers directly to manufacturers or authorized dealers, while also provide financing consulting and connections for the purchasers), and (iv) vehicle sourcing. As of December 2021, there were approximately 32,000 automobile sales and services stores in China, including approximately 5,500 sales and services stores in China in the EV sector (including directly operated stores by EV manufacturers and partnership stores). Meanwhile, the number of EV sales and service stores in first-tier, second-tier, and the remaining lower-tier cities were approximately 1,400, 2,400, and 1,700, respectively, as of December 31, 2021.

Introduction to Vehicle Sourcing Model

Vehicle sourcing service providers directly work with vehicle manufacturers, wholesalers, dealers, and individual customers. Vehicle sourcing service providers can also work with EV brand owners on sales in their own bricks-and-mortar auto shops. Integrated sales networks may have an entire portfolio of vehicle brands available, and therefore can provide customers with vehicle information from abundant dealerships. Comparing with traditional 4S auto shops, the vehicle sourcing service providers can access a broad portfolio of vehicle brands with less investment required.

The vehicle sourcing model has the potential to integrate different stages of the supply chain, offering customers access to not only the sales of new vehicles, but also potentially services for financing, insurance, maintenance, and the resale of second-hand vehicles. It provides a platform that taps into the different needs of car sales customers, providing the possibility of a one-stop shop. Such business model can meet the customers’ comprehensive needs and increase customer stickiness. The following diagram demonstrates the supply chain analysis of vehicle sourcing market in China:

Source: Frost & Sullivan Report

According to the Frost & Sullivan Report, the upstream component of the vehicle sourcing industry includes auto manufacturers that are mainly engaged in the design, development, manufacturing, and brand building of the vehicles. After the vehicles are produced, manufacturers will sell the vehicles through direct and indirect sales channels.

The midstream component of the vehicle sourcing industry includes the authorized vehicle sourcing service providers who have business relationships with the upstream automobile manufacturers and their authorized wholesalers. Generally, these companies provide vehicle sourcing services to small and medium sized enterprise dealers. As the downstream customers of vehicle sourcing service providers, the authorized small and medium sized enterprise dealers can provide a variety of value-added services to end-customers in addition to vehicle sales.

Growth Opportunities of Vehicle Sourcing Model in Lower-Tier Cities

At present, the network expansion by EV manufacturers is mainly concentrated in first- and second-tier cities in China. Most EV manufacturers adopt the business model of a self-built network and direct sales operation. Without cooperation of dealerships, EV manufacturers may find it difficult to establish a non-Internet-based sales network in lower-tier cities. Therefore, the penetration rate of EVs has remained relatively low in lower-tier cities comparing to that of first- and second-tier cities.

Due to the lack of scale and resources, as well as regional authority limitations, which refers to the practice where vehicle manufacturers generally only allow a few authorized dealers in major cities, many small and medium sized enterprise dealers in the lower-tier cities are unable to get in direct contact with the auto manufacturers or wholesalers to obtain a stable supply of vehicles. By connecting the upstream manufacturers and downstream small and medium sized enterprise dealers, vehicle sourcing service providers stimulate the efficient distribution and brand promotion of vehicles in a cost-effective way. In addition, with the value-added services offered by local small and medium sized enterprise dealers, the accessibility and quality of relevant vehicle services can be greatly improved and the penetration rate of vehicles, especially EVs, in the lower-tier cities, can be improved.

Our Business

Overview

We are a vehicle sourcing service provider in China, with a vision to becoming an EV market player primarily focused on our proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs.

Since our commencement of operations in 2013, we have principally engaged in the provision of vehicle sourcing services. We broker sales of vehicles between automobile wholesalers and buyers, including small and medium sized vehicle dealers (“SME dealers”) and individual customers primarily located in the lower-tier cities in China, which are smaller and less developed than the tier-1 or tier-2 cities. To that end, we have focused on building business relationships with our sourcing partners and have developed a vehicle sourcing network. As of the date of this prospectus, our vehicle sourcing network consisted of approximately 100 wholesalers and 30 SME dealers located in lower-tier cities in China.

Beginning in 2020, we gradually shifted our focus from the vehicle sourcing business to the development of our proprietary battery-swapping technology, or UOTTA technology. According to Frost & Sullivan, the PRC government will focus on promoting the electrification of commercial vehicles in the next few years, and it is expected that the sales volume of electric commercial vehicles will grow from 164.7 thousand units in 2021 to 431.0 thousand units in 2026 at a CAGR of 21.2% in China, and with the increasing penetration rates of electric commercial vehicles and the expanding battery-swapping infrastructure network, the market size by revenue of battery swapping solutions for electric commercial vehicles is expected to increase from approximately RMB8,661.5 million in 2021 to RMB176,615.1 million in 2026, representing a CAGR of 82.8%. In order to capture the opportunities arising from such growth, our plan is to develop a comprehensive EV battery power solution based on UOTTA technology, which mainly consists of: (i) vehicle-mounted supervisory control units that monitor the real-time status of an EV’s battery packs; (ii) customized vehicle control units (“VCUs”), which upload real-time data of the electric vehicle, such as its battery status, real-time location and safety status, to our data platform, using Bluetooth and/or Wi-Fi technologies; and (iii) our data management platform, which collects and synchronizes real-time information of the EVs uploaded by their respective VCUs, as well as information on the availability and locations of compatible UOTTA battery-swapping stations that assist drivers in locating the nearest compatible UOTTA battery-swapping station(s) available when the EV’s battery is determined to be lower than a certain level; and (iv) UOTTA battery-swapping stations designed for precise positioning, rapid disassembly, compact integration and flexible deployment of battery swapping for compatible EVs.

We have established in-house capabilities in the innovation of EV battery-swapping technology. Through our research and development efforts, we are developing an intellectual property portfolio. As of the date of this prospectus, we had 14 issued patents and 24 pending patent applications in China. Our research and development team is committed to technology innovation. As of the date of the prospectus, our research and development team consisted of 34 personnel and is led by Mr. Rui Wang and Mr. Zhanduo Hao, each of whom has experience of over 20 years in the electric power sector.

In 2021, leveraging years of automobile industry experience, we started cooperating with major automobile manufactures to jointly develop UOTTA-powered EVs, by adapting selected EV models with our UOTTA technology. According to Frost & Sullivan, compared with passenger EV drivers, drivers of commercial-use EVs experience more range anxiety and are more motivated to shorten, or even eliminate, time spent on recharging EVs, therefore, we intend to primarily focus on developing commercial-use UOTTA-powered EVs, such as ride-hailing passenger EVs, small logistics EVs, light electric trucks, and heavy electric trucks, and their compatible UOTTA battery-swapping stations. As of the date of this prospectus, we have entered into cooperating agreements with two major Chinese automobile manufacturers, FAW Jiefang Qingdao Automotive Co., Ltd, and HUBEI TRI-RING Motor Co., Ltd, to jointly develop UOTTA-powered electric trucks. We also have engaged with two battery-swapping station manufactures to jointly develop and manufacture UOTTA battery-swapping stations that are compatible with UOTTA-powered EVs. Our UOTTA battery-swapping stations are designed for precise positioning, rapid disassembly, compact integration and flexible deployment, allowing battery replacement within several minutes. As of the date of this prospectus, we realized sales of five battery-swapping stations. In August 2021, we completed the construction of our own battery-swapping station factory in Zibo City, Shandong Province (the “Zibo Factory”), which commenced manufacturing UOTTA battery-swapping stations in January 2022. We are also in the process of constructing another factory in Wuhu city,

Anhui province (the “Wuhu Factory”), which is expected to commence production in 2023. In January 2022, we started operating a battery-swapping station, pursuant to our station cooperation agreement with Quanzhou Xinao in Quanzhou City, Fujian Province. In order to provide a comprehensive battery power solution based on UOTTA technology, we are in the process of developing a data management platform that connects UOTTA-powered EVs and stations, and assists the UOTTA-powered EV drivers in locating the closest compatible UOTTA swapping-stations on their routes. We believe we have made significant progress in entering into the EV market as of the date of this prospectus, however, there is no assurance that we will be able to execute our business plan to expand into the EV market as we have planned.

Our Competitive Strengths

A vehicle sourcing network in lower-tier cities in China

We have established a vehicle sourcing network primarily in the lower-tier cities in China, which allows us to distribute vehicles to our customers. We have a deep understanding of the vehicle dealership market and are able to provide services tailored to the changing needs of our consumers. We have built long-term relationships with our suppliers and SME dealer customers, who have a strong presence in the lower-tier cities. Through working directly with our suppliers and customers, we are able to better understand and timely address their needs, as well as provide targeted services to them. As of the date of this prospectus, we worked with approximately 100 suppliers and 30 SME dealers in the lower-tier cities in China. We have also established strong working relationships with a number of vehicle wholesalers.

UOTTA Battery-swapping technology

Our UOTTA technology is an intelligent modular battery swapping technology designed to provide a comprehensive battery power solution for EVs. Through our cooperation with major automobile manufactures, we are in the process of adapting UOTTA technology to electric trucks. We believe our UOTTA technology has the potential of greatly alleviating range-anxiety, which, according to Frost & Sullivan, has been one of the most critical challenges to EV adoption, particularly in the commercial-use EV market. Our UOTTA technology is designed to provide a comprehensive battery power solution that includes UOTTA-powered EVs and battery-swapping stations, as well as a data management platform that synchronizes real-time data.

Strong cooperation with key partners, including major automakers and battery developers in China

We have partnered with major automotive manufacturers to jointly develop the UOTTA-powered EV models. As of the date of this prospectus, key partners of our UOTTA battery power solution include major automobile manufacturers (FAW Jiefang Qingdao Automotive Co., Ltd and HUBEI TRI-RING Motor Co., Ltd), and battery developers and manufacturer (Ruipu Energy Co., Ltd). We expect that their expertise and industry know-how will guide us in our efforts to entering the EV market. We believe we are one of the few companies that are able to develop such relationships with these major manufacturers, due to our industry experience, research and development capabilities, and industry reputation.

Visionary and experienced management team with strong commitment

We are led by a visionary management team with a unique “bottom up” strategy. Our founders and senior management team have in-depth expertise in the automotive and technology industries. The key members of our management team have an average of approximately 20 years of industry experience. Our founder and chairman, Mr. Jia Li, is a well-recognized leader in the Chinese automotive industry. He served as vice president of the finance group in SAIC Motor, one of the largest automobile manufacturers in China, before he founded our Company. Mr. Jia Li’s proven track record and extensive experience in the automobile industry provide strong leadership to our mission. Mr. Rui Wang, our senior vice president, has approximately 20-years of industry experience in automobile engineering and design, working at several leading automobile manufacturers, such as FAW Group, Isuzu Auto, Toyota and IAT Auto. Mr. Zhanduo Hao, our senior engineer, is committed to the research of key electric vehicle charging and battery-swapping technologies and has substantial industry experience, having previously participated in the formulation of national and industry standards related to power swapping projects.

Our Strategies

Jointly Develop UOTTA-powered EVs with major auto manufacturers in China

As of the date of this prospectus, our UOTTA technology is in the process of being adapted to electric vehicles by cooperating with major auto manufacturers in China. We intend to continue to expand our UOTTA-powered EV models to meet the needs of different commercial scenarios, and further explore collaboration opportunities with additional auto manufacturers who have leading technologies and sufficient capacities.

Develop and manufacture battery-swapping stations for UOTTA-powered EVs

As of the date of this prospectus, we have launched two models of UOTTA battery-swapping stations, Titan and Chipbox, by cooperating with battery-swapping station manufacturers in China. In August 2021, we completed the construction of our Zibo Factory, which commenced manufacturing UOTTA battery-swapping stations in January 2022. The Zibo Factory is located in Zibo City, Shandong Province, with approximately 15,430 square meters of production area. In addition, we are in the process of constructing another factory in Wuhu City, Anhui Province (the “Wuhu Factory”), which is expected to commence production in 2023.

Enhance our research and development capabilities

Technology drives our business. We plan to focus on technology innovations to continue developing and upgrading our proprietary UOTTA technology. We expect to further strengthen the collaboration between our research and development team and marketing team to accumulate and transform insights gained from practical experience into research and development capabilities. In addition, we are determined to strengthen our research and development capabilities by proactively recruiting and retaining engineering talents, in order to expand our talent pool and help us drive technological innovation.

Expand sales channels

In order to promote and market our UOTTA-powered EVs and battery-swapping stations, we plan to (i) leverage our existing sourcing networks to market our new products; and (ii) explore new sales channels by cooperating with new strategic partners who possess their own sales networks, as well as enhancing the capabilities of our in-house sales team by recruiting qualified sales professionals.

Our Business Model

•        Vehicle Sourcing Business: Since our inception, we have primarily engaged in the provision of vehicle sourcing services and developed a sourcing network in the lower-tier cities in China, by building relationships with our sourcing partners, including automobile wholesalers on the supply side and SME dealers and individual customers on the demand side. We charge a commission that is calculated based on the purchase price of each purchase order and the commission is recognized upon delivery of vehicles to customers. For the six months ended June 30, 2022, and years ended December 31, 2021 and 2020, revenues generated from provision of vehicle sourcing services were US$194,000, US$208,459 and US$218,687, respectively. We aim to continue expanding our sourcing network, in an effort to provide our customers with a means by which they may acquire vehicles at a reasonable price point. As of the date of this prospectus, our sourcing network was comprised of approximately 30 SME dealers and 100 wholesalers.

•        UOTTA-powered EVs: The UOTTA-powered EVs are being jointly developed in cooperation with major automobile manufacturers in China, utilizing our proprietary UOTTA technology that enables efficient battery-swapping for EVs. We intend to primarily focus on commercial-use EVs in the near future. As of the date of the prospectus, we have entered into cooperating agreements with two major auto manufactures to jointly develop UOTTA-powered EVs by adapting commercial-use electric vehicles with UOTTA technology. For the six months ended June 30, 2022, and years ended December 31, 2021 and 2020, we did not generate any revenue from sales of UOTTA-powered EVs.

•        UOTTA Battery-Swapping Stations: Our UOTTA battery-swapping station currently has two models: (i) the Titan model, which is intended for electric heavy trucks; and (ii) the Chipbox model, which is intended for ride-hailing passenger EVs, light electric trucks, and small logistics vehicles. Both models are developed based on our UOTTA technology. In August 2021, we completed the construction of our battery-swapping station factory, the Zibo Factory, which commenced production in January 2022. We are in the process of constructing the Wuhu Factory, which is expected to commence production in 2023. We have engaged two battery-swapping station manufacturers to jointly develop and manufacture our UOTTA battery-swapping stations. For the six months ended June 30, 2022, we realized sales of two stations in Huzhou City, Zhejiang Province, and generated RMB 2,634,000 in revenue. In fiscal year 2021, we realized sales of two stations in Quanzhou City, Fujian Province, and one station in Xuzhou City, Jiangsu Province, and generated RMB6,616,106 in revenue.

In January 2022, we started operating a battery-swapping station in Quanzhou City, Fujian Province, pursuant to our station cooperation agreement with Quanzhou Xinao, a local gas station operator. For the first six months of fiscal year 2022, we generated revenue from battery-swapping services in the amount of RMB 343,000, which included the station system upgrade fee of RMB 204,000 for the three battery-swapping stations we sold in fiscal year 2021, and fees we charged vehicle users who entered into subscription agreements to use our battery-swapping services.

Our Vehicle Sourcing Business

We typically source vehicles from wholesalers to fulfill demands for vehicles of our customers, including SME dealers and individual customers primarily located in lower-tier cities in China. We charge a commission that is calculated based on the purchase price of each purchase order and such agent commission is recognized upon delivery of vehicles to customers. Customers are required to make full payment for the total selling price before we deliver the purchased vehicles to them.

We intend to further expand our sourcing network through marketing efforts by our sales team, such as targeted promotions via social media platforms and in-person meetings. We plan to leverage our existing sourcing network to market and promote our UOTTA-powered EVs and battery-swapping stations.

The following table sets forth the gross merchandise volume (“GMV”) and car units sourced and delivered to our customers by customer type for the six months ended June 30, 2022, and years ended December 31, 2021 and 2020. For the six months ended June 30, 2022, we sold cars to our SME customers with higher unit prices, which led to higher GMV compared to the same period of fiscal year 2021. For fiscal year 2021, the total GMV and units sold increased from that of fiscal year 2020, mainly because of (i) the substantial increase in the number of customers in our sourcing networks, and (ii) the general recovery of the PRC macroeconomic environment, especially the automobile industry, from the COVID-19 pandemic in 2020.

	For the six months ended June 30		For the year ended December 31
	2022		2021		2020
	GMV	Units	GMV	Units	GMV	Units
	(RMB)		(RMB)		(RMB)
SME dealer customers	1,066,195	405	714,894	1,148	35,088	31
Individual customers	53,009	2	547,523	104	45,128	26
Total	1,119,204	407	1,262,417	1,252	80,216	57

Vehicle Sourcing Customers

We provide sourcing services to SME dealers and individual customers primarily located in lower-tier cities in the PRC. Our relationships with our customers are mainly established through prior business dealings and referrals of our existing customers. For the six months ended June 30, 2022, we had 11 customers, among which, 9 were SME dealers and 2 were individual customers. For fiscal years 2021, we had 165 customers, among which, 61 were SME dealers and 104 were individual customers. For Fiscal year 2020, we had 22 customers, among which, 3 were SME dealers and 19 were individual customers. Four customers accounted for more than 10% of our total sourcing revenues in the six months ended June 30, 2022. One customer accounted for more than 10% of our total sourcing revenues for each of fiscal years 2021 and 2020.

Vehicle Sourcing Suppliers

We typically source cars from vehicle wholesalers; occasionally we also source cars directly from auto manufacturers. For the six months ended June 30, 2022, and fiscal years 2021 and 2020, we sourced cars from 8, 102 and 11 suppliers, respectively. One supplier accounted for more than 10% of our total sourcing amount for the six months ended June 30, 2022, and each of fiscal years 2021 and 2020.

We do not enter into long-term supplier agreements with our sourcing suppliers. The relationships with our suppliers are established through our history of long-term cooperation. The members of our core management team have years of experience in the automotive industry and have established extensive and in-depth contacts with our suppliers.

Our EV Business

UOTTA-powered EVs

We are dedicated to the research and development, and promotion and sales of our UOTTA-powered EVs. As of the date of this prospectus, we have entered into cooperating agreements to jointly develop UOTTA-powered EVs with two major automobile manufactures by adapting selected EV models with our UOTTA technology. Depending on the manufacturer, the terms of these agreements are either three or five years. Each UOTTA-powered EV model is designed to meet all safety and technical requirements specified by the safety and operational standards mandated by the Ministry of Industry and Information Technology of the PRC (“MIIT”). Prior to sale to the public, each UOTTA-powered EV model must have been certified by authorities designated by the Accreditation Administration Committee as qualified products and granted certification marks, as well as pass inspections conducted by a state-recognized testing institution, and obtain approvals from the MITT. As of the date of this prospectus, HUBEI TRI-RING Motor Co., Ltd. has received approvals from the MITT on two UOTTA-powered electric truck models adapted with our UOTTA technology.

Salient terms of the agreements with our cooperating automobile manufacturers in relation to the development, manufacturing and sales of the UOTTA-powered EVs are as follows:

•        The automobile manufacturer will select, from its existing product pipeline, car model(s) that are suitable to be transformed into UOTTA-powered EV(s). The automobile manufacturer shall also manufacture, promote and distribute the UOTTA-powered EVs.

•        We will provide battery-swapping technology solutions that transform the selected EV model into a UOTTA-powered EV that allows battery-swapping at our UOTTA battery-swapping stations. We shall also promote and distribute the UOTTA-powered EVs.

•        We will develop, manufacture, and construct compatible battery-swapping stations for the jointly-developed UOTTA-powered EVs, and provide customer services for users of the UOTTA battery-swapping services at the stations.

•        In some cases, we will provide financing plans and solutions to support the joint development, promotion, and sales of the UOTTA-powered EVs and battery-swapping stations.

•        We will assist the manufacturer in obtaining MIIT approvals for UOTTA-powered EV models.

UOTTA Battery-Swapping Stations

Drivers of UOTTA-powered EVs can replace depleted batteries for ones that are fully charged at compatible UOTTA battery-swapping stations. Currently, due to the yet to be resolved issue of battery standardization, UOTTA battery-swapping stations can only service certain compatible EV models. The Titan model of UOTTA battery-swapping station is designed to service electric heavy trucks, while the Chipbox model is designed to service electric light trucks, logistics vehicles, ride-hailing passenger cars and taxis. For further details, see “Risk Factors — Risks Relating to the Development and Sales of UOTTA-powered EVs and Battery-Swapping Stations — We may encounter difficulty promoting and marketing UOTTA-powered EVs and battery-swapping stations because of the lack of unified industry standards on EV batteries.”

The typical size of a Titan station is approximately 6 to 8 parking spaces, or 60 square meters. The typical size of a Chipbox station is approximately 8-10 parking spaces, or 90 square meters. UOTTA battery-swapping stations are capable of automated operations. Once a vehicle is parked in the station and the driver activates the swap function, battery-swapping will take place automatically. Our UOTTA battery-swapping stations are jointly-developed with our cooperating battery-swapping station manufacturers using advanced modular replacement technology, capable of battery-swapping services of compatible EVs within a few minutes.

The base prices of the Titan model range from RMB2,500,000 to 3,500,000 per unit, and the base price of the Chipbox model ranges from RMB2,200,000 to 3,000,000 per unit. The prices include assembling and installing of the stations, but exclude the construction or infrastructure costs of the physical battery-swapping station. The expected useful-life of the stations is approximately 10 to 15 years. To purchase a UOTTA battery-swapping station, a customer is required to make a non-refundable deposit in the amount of approximately 40% of the full price. The prospective buyers\operators of our battery-swapping stations are the existing oil\gas station owners\operators and transportation business owners such as ride-hailing service providers and logistics companies. In an effort to promote the adoption of our battery-swapping stations, we have generally adopted the following forms of agreement:

•        Battery-swapping station operation agreement (“Station Operation Agreement”).    Pursuant to the Station Operation Agreement, the prospective station owners shall purchase one or more battery-swapping stations and install the stations at premises owned or leased by them. For those prospective station owners who operate stations by themselves, we will provide training and supervision on the operation of the stations for a period of not more than two months; for those who choose to entrust us to operate their stations, we will operate the stations for a pre-determined monthly fee for a term of 5 years.

•        Battery-swapping station operation agreement (“Station Cooperation Agreement”).    Pursuant to the Station Cooperation Agreements, we shall invest in, build and operate a pre-determined number of battery-swapping stations at locations as selected and prepared by our customers for a pre-determined length of time, generally for 8 years. The customer may elect to purchase the battery-swapping stations at pre-determined prices during this period. In the event that the customer does not exercise its right to purchase the battery-swapping stations, we will continue to own and operate the battery swapping stations, and shall lease the premises of the battery-swapping stations from the customer at pre-determined rates after 180 days of operation.

In fiscal year 2021, we sold three stations to three customers pursuant to Station Operation Agreements and our customers are in the process of selecting and finalizing the locations for the construction and installation of these stations. In the first six month of fiscal year 2022, we sold two stations to a customer pursuant to Station Operation Agreements, and one of the two battery-swapping stations has been delivered to the customer, who is in the process of installing of the station in Huzhou City, Zhejiang Province.

As of the date of this prospectus, we entered into a Station Cooperation Agreement with one customer, Quanzhou Xinao, to invest in, build and operate four battery-swapping stations in Quanzhou City, Fujian Province. In January 2022, we completed the construction of one station and started operating the station. After 180 days of operation, Quanzhou Xinao chose not to purchase the station from us, and subsequently we entered into a lease agreement with Quanzhou Xinao to lease the premises of the battery-swapping station for a period of eight years from July 16, 2022 to July 15, 2030, during which time we will continue to own and operate this station unless Quanzhou Xinao exercises its right to purchase the station from us. In addition, we have completed the construction of a second station pursuant to our agreement with Quanzhou Xinao, which commenced trial operation in January 2023.

UOTTA Data Management Platform

As part of a comprehensive battery power solution, our self-developed UOTTA data management platform collects and synchronizes real-time information, including battery power voltage and remaining cruising range of the UOTTA-powered EVs, uploaded by their respective VCUs, as well as information on the availability and locations of compatible UOTTA battery-swapping stations. The UOTTA data management platform then provides information to assist a driver in locating the nearest compatible UOTTA battery-swapping station(s) available when the EV’s battery is determined to be lower than a certain level. As of the date of this prospectus, we have substantially completed the development of the main functionalities of the data management platform, and are in the process of developing ancillary programs and applications that assist with the day-to-day operations of the UOTTA battery-swapping stations and user management.

Research and Development (R&D)

Our engineering research and development headquarters is in Shanghai, where we have a team of 36 research and development personnel, as of the date of this prospectus. For the six months ended June 30, 2022, and fiscal years 2021 and 2020, our R&D budget accounted for 65.70%, 67.09%, and 7.58% of our revenues, respectively.

Vehicle Engineering.    We have in-house vehicle engineering capabilities which cover all areas of vehicle engineering, starting from concept to completion. Our vehicle engineering group consists of three personnel. Our vehicle engineering team is located at our Shanghai headquarters, which location was selected due to its status as a global automotive hub, providing us with valuable exposure to a significant talent pool.

Battery-swapping Stations.    We have in-house battery-swapping station design and engineering capabilities, which cover all areas of battery-swapping station design and engineering starting from layout design to operational platform design. Our battery-swapping station engineering group consists of 10 personnel.

Data management platform.    We have in-house data management platform design and development capabilities, which cover all areas of online vehicle and user management system and power exchange service order management system. Our data management platform development group consists of 23 personnel.

Servicing and Warranty Terms

Servicing.    We provide servicing in relation to the UOTTA-powered battery-swapping stations primarily through our in-house after-sales team, which provides training, repair and maintenance services. We plan to form a service management team, which will be responsible for supervising and management of our after-sales team. Our team will select the location of our service centers primary based on the following criteria: (i) UOTTA-powered EVs and battery-swapping stations density (ii) the number of authorized dealers or service providers of our cooperating auto manufacturers; (iii) labor and operational costs. We expect to establish UOTTA authorized service centers in 8 cities in 6 provinces by the end of 2023. Servicing in relation to the UOTTA-powered EVs will be primarily provided by our cooperating auto manufacturers through certain authorized dealers or service providers, which provide repair and maintenance services.

Limited Warranty Policy.    For UOTTA battery-swapping stations, we provide a limited one-year warranty, subject to certain conditions. Warranties for parts and components are provided by our suppliers. In addition, after our one-year warranty expires, we will provide life-time maintenance service for UOTTA battery-swapping stations and only charge the owners costs for replacement parts and components. For UOTTA-powered EVs, our cooperation automobile manufactures will provide a limited warranty, subject to certain conditions and requirements of the relevant PRC laws and regulations.

Manufacturing, Supply Chain and Quality Control

We view the manufacturers and suppliers we work with as key partners through our vehicle and battery-swapping station development process. We aim to leverage our partners’ industry expertise to ensure that our products meet strict quality standards.

Manufacturing of Battery-swapping Stations

We entered into cooperation agreements with two battery-swapping station manufacturers for the joint development and manufacturing of UOTTA battery-swapping stations. The manufacturing process in our own factory is mainly assembly of parts and components procured from our cooperating battery-swapping station manufacturers.

Zibo Battery-swapping Station Factory (“Zibo Factory”).    We completed the construction of our Zibo Factory in August 2021 and commenced production of UOTTA battery-swapping stations in January 2022. The Zibo Factory is located in Zibo City, Shandong Province, with approximately 15,430 square meters of production. The lease for the Zibo Factory is 5 years from April 2022. We also lease the equipment at the Zibo Factory. The full production capacity of the Zibo Factory is anticipated to range from 180 to 250 units per year.

Wuhu Battery-swapping Station Factory (“Wuhu Factory”).    As of the date of this prospectus, our Wuhu Factory remains under construction and is expected to be completed by March 2023 and production of modular units for our battery-swapping stations is expected to begin by June 2023. The full production capacity of our Wuhu Factory is anticipated to range from 120 to 200 units per year.

Our Battery-swapping Station Suppliers

Our supply base is located in China, which we believe is beneficial, as it enables us to acquire supplies more quickly and reduces the risk of delays related to shipping and importing of parts and components required for the manufacturing of UOTTA battery-swapping stations. We expect that as our scale increases, such access to our supply base will enable us to take advantage of economies of scale with respect to pricing. We obtain components, parts, manufacturing equipment and other supplies and services from suppliers which we believe to be reputable and reliable. We follow our internal process to source suppliers, taking into account quality, cost and timing.

Our method for sourcing suppliers depends on the nature of the supplies needed. For general parts which are widely available, we seek proposals from multiple suppliers and choose those mainly based on quality and price competitiveness. For parts requiring special designs, we solicit design proposals and choose suppliers largely based on design-related factors. However, in certain cases we have limited choices, given our scale. In such circumstances, we typically partner with suppliers that we believe to be well-positioned to meet our needs.

We do not directly procure raw materials used in the manufacturing of our UOTTA battery-swapping stations; we only procure parts and components from our suppliers. We enter into purchase agreements with key suppliers. The agreements with our suppliers allow us to purchase parts and components on a per purchase order basis. The main parts and components include containers, charging cabinets, station control software and hardware. Furthermore, prices for the parts and components fluctuate, depending on various market conditions and price of the raw materials, such as steel, aluminum, copper, rubber, that are used by our suppliers to manufacture such parts and components. The prices for raw materials are subject to market forces largely beyond our control, including energy costs, market demand, economy trend, and freight costs. See “Risk Factors — Risks Relating to the Development and Sales of UOTTA-powered EVs and Battery-Swapping Stations — We could experience cost increases or disruptions in supply of raw materials or other components used in the manufacturing of battery-swapping stations.”

Quality Assurance.

We aim to deliver high-quality products and services to our customers in line with our core values and commitments. We believe that our quality assurance systems are the key to ensuring the delivery of high-quality products and services. We also seek to minimize waste and to maximize efficiency of our manufacturing process. We emphasize quality management across all business functions, including product development, manufacturing, supplier selection, procurement, servicing and logistics. Our quality management team consists of five members who are responsible for our overall quality strategy, quality systems and processes, and general quality management implementation.

Competition

We compete in both the vehicle sourcing and EV battery swapping markets in the PRC, and competitions in both markets are intense and fast evolving. According to Frost & Sullivan, China’s current vehicle sales market is highly concentrated and consists of traditional car companies, internet technology companies, and new energy car companies. Battery-swapping operators can be categorized into EV manufacturers and independent battery-swapping operators. The EV manufacturers mainly serve their own battery-swapping electric vehicle models, while the independent battery-swapping operators offer services to various cooperated EV manufacturers. With the development of battery-swapping technology and the growing battery-swapping infrastructure and supportive government policies, it is expected that more market players will enter the battery-swapping market in the near future.

Intellectual Property

We have invested heavily in the areas of battery-swapping solution R&D and developed our proprietary UOTTA technology. As a result, our success depends, in part, on our ability to protect our technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, and other contractual rights to establish and protect our proprietary rights in our intellectual property. As of the date of this prospectus, we had 14 issued patents and 24 pending patent applications, 14 registered trademarks and 6 pending trademark applications in China, and we also held or otherwise had the legal right to use 4 registered software copyrights and 4 registered artwork copyrights. Set forth below is a detailed description of our registered patents:

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
PRC	CN202122540404.8	Floating Lock Nut Device for Electric Vehicle Swappable Battery Pack	2022-04-12	Utility Model Patent	10 years	Registered
PRC	CN202121845193.2	Battery Pack Self-Locking Device for Electric Vehicles	2022-04-12	Utility Model Patent	10 years	Registered
PRC	CN202121781707.2	Rooting Device for Electric Vehicle Battery Pack	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121731681.0	Electric Vehicle Battery Pack Capable of Voltage Switching	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121147208.8	A New Energy Heavy Truck Battery-Swapping Unit	2022-01-18	Utility Model Patent	10 years	Registered
PRC	CN201921036843.1	A Temporary Storefront With Diverse Application Scenarios	2020-06-09	Utility Model Patent	10 years	Registered
PRC	CN202121688515.7	Locking and Unlocking Device of Swappable Battery Pack for Electric Vehicles	2022-01-11	Utility Model Patent	10 years	Registered
PRC	CN202121686004.1	Swappable Battery Pack Locking Device	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121686020.0	Battery Pack Locking Device for Electric Vehicles	2022-01-11	Utility Model Patent	10 years	Registered
PRC	CN2021210966485	An Unmanned Vehicle Battery-Swapping Unit	2022-08-30	Utility Model Patent	10 years	Registered
PRC	CN2022207747665	Battery Pack Swapping Connector	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202220697269X	Double Spring-Limited Battery Pack Locking Mechanism for Electric Vehicles	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN2022205916739	Battery Pack Rooting Mechanism with Fault Tolerance	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202121147209.2	A Spreader for Battery-Swapping of New Energy Vehicles	2022-01-18	Utility Model Patent	10 years	Registered

Employees

We had 115, 141, and 46 full-time employees as of March 1, 2023, December 31, 2021 and 2020, respectively. The following table sets forth the numbers of our employees categorized by function as of January 31, 2023.

Function	As of March 1, 2023
Executives	4
Research and Development	36
Sales and marketing	20
Operation and Administrative	33
Manufacturing	22
Total number of employees	115

We enter into employment contracts with our full-time employees. As required by regulations in China, our Chinese subsidiaries participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. Our PRC subsidiaries are required under PRC law to make contributions from time to time to employee benefit plans for full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. For more details please see “Regulations — PRC Laws and Regulations on Employment and Social Welfare.”

Our employees are not covered by any collective bargaining agreements. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Facilities

As of the date of this prospectus, we lease all of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities:

Location	Approximate Gross Floor Area in Square Meters	Primary Use	Lease or Own	Lease Expiration Date
Anhui, China	1,292	Global headquarters	Lease	12/31/2023
Shanghai, China	752	Office	Lease	11/15/2023
Liaoning, China	1,221	Office	Lease	5/31/2023
Anhui, China	15,300	Factory	Lease	7/31/2024
Henan, China	385	Office	Lease	3/31/2023
Zibo, China	3,284	Office	Lease	10/31/2023
Zibo, China	15,430	Factory	Lease	3/31/2027
Fujian, China	180	Battery Swapping Station	Lease	7/15/2030

In December 2021, Youpin SD., Youxu New Energy Technology (Zibo) Co., Ltd. (a wholly owned subsidiary of Youpin SD.), Mr. Jia Li, and Shandong Qiying Industrial Investment Development Co., Ltd. (“Shandong Qiying”) entered into a Capital Increase Agreement. Pursuant to the Capital Increase Agreement, in exchange for the total rental fees in the amount of RMB 15,670,840, for both the factory and equipment of the Zibo Factory, Shandong Qiying shall receive 15% of the equity shares of Youxu New Energy Technology (Zibo) Co., Ltd. Furthermore, Youxu New Energy Technology (Zibo) Co., Ltd. and Shandong Qiying entered into a lease agreement on December 28, 2021, pursuant to the Capital Increase Agreement. A copy of each of the English translation of the Capital Increase Agreement and lease agreement is filed as exhibit 10.6 and 10.8, respectively, to this registration statement.

Insurance

We maintain certain types of insurance to safeguard against risks and unexpected events. For example, we provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. We also maintain employer liability insurance. We are not required to maintain business interruption insurance or product liability insurance in China under PRC laws and do not maintain key person insurance, insurance policies covering damages to network infrastructures or information technology systems, nor any insurance policies for properties. During the six months ended June 30, 2022, and fiscal years 2021 and 2020, we did not file any material insurance claims in relation to our businesses.

Seasonality

The automobile industry in China is subject to seasonal variations in revenues. Demand for automobiles is generally higher before or during certain major Chinese holidays, such as the Lunar New Year in January/February, the Labor Day holidays in May and the National Day holidays in October. Accordingly, we expect our revenues and operating results generally to be higher in these periods than in other months of the year.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

REGULATIONs

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business. This summary does not purport to be a complete description of all laws and regulations that apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in the PRC are mainly governed by the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended in October 2018. The Company Law applies to both PRC domestic companies and foreign-invested companies. The investment activities in China of foreign investors are also governed by the Foreign Investment Law, which was approved by the National People’s Congress of China in March 2019 and took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Pursuant to the Foreign Investment Law, the term “foreign investments” refers to any direct or indirect investment activities conducted by any foreign investor in the PRC, including foreign individuals, enterprises or organizations; such investment includes any of the following circumstances: (i)foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii)foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii)foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv)other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council.

Pursuant to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments. We refer to this as the negative list. The Foreign Investment Law grants treatment to foreign investors and their investments at the market access stage which is no less favorable than that given to domestic investors and their investments, except for the investments of foreign investors in industries deemed to be either “restricted” or “prohibited” on the negative list. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries on the negative list, and shall meet such requirements as stipulated under the Negative List for making investment in “restricted” industries on the negative list. Accordingly, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, which took effect on July 23, 2020, and the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, which took effect on January 27, 2021. Industries not listed in the 2020 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws.

The Foreign Investment Law and its implementing rules also provide several protective rules and principles for foreign investors and their investments in the PRC, including, among others, local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise will have legal liabilities imposed for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

Regulation Related to Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with the relevant authorities through the national automobile circulation information system operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information filed, automobile suppliers and dealers must update such information within 30 days after such change.

Favorable Government Policies Relating to New Energy Vehicles (“NEV”) in China

Government Subsidies for NEV Purchasers

On April 22, 2015, the Ministry of Finance, or the MOF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016 – 2020, or the Financial Support Circular, which took effect on the same day. The Financial Support Circular provides that those who purchase NEVs specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT may obtain subsidies from the PRC national government. Pursuant to the Financial Support Circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser.

On December 29, 2016, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the Subsidy Policy, which took effect on January 1, 2017, to adjust the existing subsidy standards for purchasers of NEVs. The Circular on Adjusting the Subsidy Policy capped the local subsidies at 50% of the national subsidy amount, and further specified that national subsidies for purchasers purchasing certain NEVs (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to 2017 subsidy standards.

The Circular on Adjusting and Improving the Subsidy Policies for the Promotion the Application of New Energy Vehicles, which was jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on February 12, 2018 and became effective on the same day further adjusted and improved the existing national subsidy standards for purchasers of NEVs.

Following the issuance of the foregoing circulars and other relevant regulations, a number of local governments, including, among others, Shanghai, Beijing, Guangzhou, Shenzhen, Chengdu, Nanjing, Hangzhou and Wuhan, have issued policies on local subsidies for purchasers of NEVs, and have adjusted the local subsidy standards annually according to the national subsidy standard. For example, on January 31, 2018, the Development and Reform Commission of Shanghai together with other six local authorities jointly issued the Implementation Rules on Encouraging the Purchase and Use of New Energy Vehicles in Shanghai, pursuant to which local governments may provide local subsidies equal to 50% of the national subsidy amount to the purchaser of qualified pure electric passenger vehicles.

According to the 2018 regulations, the pure electric vehicle subsidy amount is divided into “four gears” with a cruising range of 150 to 200 kilometers, 200 to 250 kilometers, 250 to 300 kilometers, 300 to 400 kilometers and above, except for vehicles under 150 kilometers. The subsidy amounts are respectively RMB 15,000, RMB 24,000, RMB 34,000, RMB 45,000 and RMB 50,000.

In 2019, the threshold for pure electric vehicles has been raised to 250 kilometers. Pure electric new energy vehicles with a cruising range between 250 and 400 kilometers can enjoy a subsidy of RMB 18,000; pure electric new energy vehicles with a cruising range of more than 400 kilometers can enjoy a subsidy of RMB 25,000. At the same time, the subsidy amount for plug-in hybrid models with a mileage of more than 50 kilometers in pure electric state has also been reduced from RMB 22,000 in 2018 to RMB 10,000.

On April 23, 2020, the Ministry of Finance, the Ministry of Industry and Information Technology, the Ministry of Science and Technology, and the Development and Reform Commission jointly issued the “Notice on Improving the Financial Subsidy Policy for the Promotion and Application of New Energy Vehicles,” extending the implementation period of the financial subsidy policy for the promotion and application of new energy vehicles to the end of 2022. In principle, the subsidy standard for 2020 – 2022 will be reduced by 10%, 20%, and 30% on the basis of the previous year and the threshold for pure electric vehicles has been raised to 300 kilometers. For example, in 2020, pure electric new energy vehicles with a cruising range between 300 and 400 kilometers can enjoy a subsidy of RMB 16,200; pure electric new energy vehicles with a cruising range of more than 400 kilometers can enjoy a subsidy of RMB 22,500. At the same time, the subsidy amount for plug-in hybrid models with a mileage of more than 50 kilometers in pure electric state can enjoy a subsidy of RMB 8,500. In addition, the annual subsidy limit is about 2 million vehicles.

On July 15, 2020, the MIIT, the Ministry of Agriculture and Rural Affairs, and the Ministry of Commerce jointly issued the Notice of the General Office of the Ministry of Industry and Information Technology of the General Office of the Ministry of Agriculture and Rural Affairs on the Development of New Energy Vehicles to the Countryside, which jointly promote the adoption of new energy vehicles in rural areas, guide rural residents to upgrade their travel modes, and assist in the construction of beautiful villages and rural revitalization strategies.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the Ministry of Finance, the SAT, the MIIT, and the Ministry of Science and Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax applicable to ICE vehicles is not imposed on purchases of qualified NEVs listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax issued by the MIIT, including NEVs listed before December 31, 2017.

On April 16, 2020, the Ministry of Finance, the SAT, and the MIIT jointly issued the Announcement on Exemption Policy of Vehicle Purchase Tax for New Energy Vehicle, which will be effective on January 1, 2021, pursuant to which the exemption of vehicle purchase tax for the NEVs will be extended to 2022.

Non-Imposition of Vehicle and Vessel Tax

Pursuant to the Preferential Vehicle and Vessel Tax Policies for Energy-Saving and New Energy Vehicles and Vessels jointly promulgated by the Ministry of Finance, the Ministry of Transport, the SAT, and the MIIT, on July 10, 2018, NEVs, including battery electric commercial vehicles, plug-in (including extended-range) hybrid electric vehicles, fuel cell commercial vehicles are exempt from vehicle and vessel tax, whereas BEVs and fuel cell passenger vehicles are not subject to vehicle and vessel tax. The qualified vehicles are listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax issued by the MIIT and SAT from time to time.

NEV License Plates

In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shanghai, Tianjin, Shenzhen, Guangzhou, and Hangzhou, have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs (including EREVs, or extended-range electric passenger vehicles), which makes it easier for NEV purchasers to obtain license plates. For example, in Shanghai, local authorities will issue new license plates to qualified NEV purchasers pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers. However, in Beijing, EREVs are treated as ICE vehicles for the purposes of obtaining license plates under the Administration Rules on Encouraging Implementation of New Energy Vehicles in Beijing. Potential EREV purchasers in Beijing must participate in a lottery for a purchase permit, instead of applying for the NEV license plates based on the quota determined by the local authorities in Beijing.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

Pursuant to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles which took effect on July 14, 2014, the Guiding Opinions of the General Office of the State Council on Accelerating the Construction of Charging Infrastructure of the Electric Vehicle which took effect on September 29, 2015 and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015 – 2020) which took effect on October 9, 2015, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and requires relevant local authorities to adopt simplified construction approval procedures and expedite the approval process. In particular, only newly-built centralized charging and battery replacement power stations with independent land occupation are required to obtain the construction approvals and permits from the relevant authorities. Government guidance price should be implemented in managing the rate of the charging service fees before the year 2020.

On January 11, 2016, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, the NDRC, and the National Energy Administration jointly promulgated the Circular on Incentive Policies on the Charging Infrastructures of New Energy Vehicles and Strengthening the Promotion and Application of New Energy Vehicles During the 13th Five-year Plan Period, which became effective on January 11, 2016.

On January 1, 2022, the Implementation Opinions on Further Improving the Service Support Capability of Electric Vehicle Charging Infrastructure (“Implementation Opinions”) was issued jointly by the NDRC, the National Energy Administration, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Natural Resources, the Ministry of Housing and Urban-Rural Development, the Ministry of Transport, the Ministry of Agriculture and Rural Affairs, the Ministry of Emergency Management, and the State Administration for Market Regulation. The Implementation Opinions require that, by the end of 2025, China’s capacity of charging and supporting facilities for electric vehicles to be further improved to support more than 20 million electric vehicles, and encourage local governments to: (i) establish subsidy standards based on service quality to further incentivize the development of high-quality facilities; (ii) expand subsidies for developmental and demonstrative facilities such as high-power charging and vehicle-network interaction facilities, to promote industry transformation and upgrading. On October 20, 2020, the General Office of the State Council issued the Notice on Development Plan of New Energy Vehicles Industry (2021 – 2035). Pursuant to the notice, new energy vehicles industry in China has entered a new stage for accelerated development, in which the state plans to promote the construction of charging and swapping networks, encourage the application of power exchange mode, strengthen the research and development of new charging technologies, and improve charging convenience and product reliability.

Regulation Related to Compulsory Product Certification

According to the Administrative Regulations on Compulsory Product Certification as promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, which was merged into the SAMR afterwards, on July 3, 2009 and became effective on September 1, 2009 and the List of the First Batch of Products Subject to Compulsory Product Certification as promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee, or the CAA on December 3, 2001, and became effective on the same day, QSIQ are responsible for the quality certification of automobiles. Automobiles and the relevant accessories must not be sold, exported or used in operating activities until they are certified by certification authorities designated by CAA as qualified products and granted certification marks.

Regulation Related to Manufacturing New Energy Passenger Vehicles

The MIIT is responsible for the national-wide administration of new energy vehicles and their manufacturers. On July 24, 2020, the MIIT revised and promulgated the Administrative Measures for the Entry of Manufacturers of New Energy Passenger Vehicles and the Products, which took effect on September 1, 2020, or Circular 39. Pursuant to Circular 39, the manufacturers shall apply to the MIIT for the entry approval to become a qualified manufacturer in China and shall further apply to the MIIT for the entry approval for new energy passenger vehicles before commencing the manufacturing and sale of such new energy passenger vehicles in China. In order to obtain the entry approvals from the MIIT, the manufacturers shall meet certain requirements, including, among others, (1) having obtained the approvals or completed the filings with the NDRC in relation to manufacturing of electric vehicles, (2) having capabilities in the design, development and manufacture of automotive products, ensuring product consistency, providing after-sales service and product safety assurance, and (3) the new energy vehicles shall meet the technical criteria specified in Circular 39 and other safety and technical requirements specified by the MIIT and pass the inspections conducted by the relevant state-recognized testing institutions.

MIIT publishes the approved new energy passenger vehicles and their respective manufacturers in the Announcement of the Vehicle Manufacturers and Products, or the Manufacturers and Products Announcement, from time to time. Any manufacturer who manufactures or sells new energy vehicles without obtaining the entry approvals or prior to MITT publishing the new energy vehicles in the Manufacturers and Products Announcement may be subject to penalties, including fines, forfeiture of illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Regulations Related to Internet Information Security and Privacy Protection

Regulations on Internet Information Security

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures.

Internet information services providers are also required to maintain the integrity, confidentiality, and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal data, and internet information services providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged, or lost. Any violation of the Cyber Security Law may subject an internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or criminal liabilities.

On June 10, 2021, the Data Security Law was promulgated by the SCNPC, which became effective on September1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing Data security protection responsibility.

On August 16, 2021, the NDRC, the MIIT, the Ministry of Public Security and the Ministry of Transport jointly promulgated the Several Provisions on Automotive Data Security Management (for Trial Implementation), or the Automobile Data Security Provisions, to regulate the processing of automobile data, which became effective on October 1, 2021. Pursuant to the Automobile Data Security Provisions, for the important data that processed during the use, operation or maintenance of automobile, such as personal information of more than 100,000 people, or the Important Data, the automotive data processor of such Important Data needs to submit a risk assessment report to the competent cyberspace administration regarding the important data processing activities to be carried out by it, and to annually report and submit the safety management status of the important data. The Automobile Data Security Provisions also dictated that when Important Data need to be provided to overseas parties due to business needs, a security assessment organized by the CAC in concert with the relevant departments of the State Council is required, and an automotive data processor shall not provide overseas parties with any Important Data for any reason beyond the purpose, scope and method, as well as the type and scale of the data, etc. specified for risk assessment of cross-border transfer of data. If we are deemed as automotive data processor, we may need to comply with the regulatory requirements for automobile data processors and in terms of important data.

On November 14, 2021, the CAC published the Regulations on Network Data Security Management (Draft for Comments) (the “Draft Regulations on Cyber Data Security Management”), which specified that data processor who processes personal information of more than one million people, shall apply for cybersecurity review. In addition, the Draft Regulations on Cyber Data Security Management also regulate other specific requirements in respect of the data processing activities conducted by data processors through the internet in view of personal data protection, important data safety, cross-broader data safety management and obligations of network platform operators. For example, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been cancelled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. For the processing of important data, specific requirements shall be complied with. For example, processors of important data shall specify the responsible person of data safety, establish a data safety management department and make filing to the cyberspace administration at the districted city level within 15 business days after the identification of their important data.

Data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided to the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the national Cyberspace Administration. As of the Latest Practicable Date, the Regulations on Network Data Security Management (Draft for Comments) has not been formally adopted.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022, and the Measures for Cybersecurity Review, which took effect on June 1, 2020, was abolished at the same time. The Cybersecurity Review Measures provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”) and the network platform operators (the “Network Platform Operators”) which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office.

Regulations on Privacy Protection

On May 28, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC (the “Civil Code”), which has come into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

In addition to the Civil Code, the PRC government authorities have enacted other laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure, which includes the Decision of the SCNPC on Maintaining Internet Security promulgated by the SCNPC on December 28, 2000 and amended on August 27, 2009, the Provisions on the Technical Measures for Internet Security Protection promulgated by the Ministry of Public Security on December 13, 2005 and becoming effective on March 1, 2006, and the Decision of the SCNPC on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012.

On February 4, 2015, the Cyberspace Administration of China, or the CAC, promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 1, 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

On August 20, 2021, the SCNPC promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, deletion, etc. of personal information, and before processing personal information, personal information processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) purpose of processing personal information, processing method, type of personal information processed, and retention period; (iii) methods and procedures for individuals to exercise their rights under this law; and (iv) other matters that should be notified as required by laws and administrative regulations. Personal information processors should also take the following measures to ensure that personal information processing activities comply with laws and administrative regulations based on the processing purpose, processing methods, types of personal information, impact on personal rights and interests, and possible security risks, etc., and to prevent unauthorized access and personal information leakage, tampering, and loss: (i) formulate internal management systems and operating procedures; (ii) implement classified management of personal information; (iii) adopt corresponding security technical measures such as encryption and de-identification; (iv) reasonably determine the operating authority for personal information processing, and regularly conduct safety education and training for practitioners; (v) formulate and organize the implementation of emergency plans for personal information security incidents; and (vi) other measures stipulated by laws and administrative regulations.

Where personal information is processed in violation of the provisions of the Personal Information Protection Law, or the processing of personal information fails to fulfil the personal information protection obligations hereunder, the department performing personal information protection duties shall order corrections, give warnings, confiscate illegal gains, and apply programs for illegal processing of personal information, order to suspend or terminate the provision of services; if the personal information processor refuses to make corrections, a fine of not more than RMB1 million shall be imposed; the directly responsible person in charge and other directly responsible personnel shall be fined not less than RMB10,000 but not more than RMB100,000. If the aforesaid illegal act and the circumstances are serious, the department performing personal information protection duties at or above the provincial level shall order the personal information processor to make corrections, confiscate the illegal gains, and impose a fine of less than 50 million RMB or less than 5% of the previous year’s turnover. It can also order the suspension of relevant business or suspend business for rectification, notify the relevant competent authority to revoke the relevant permits or the business license; impose a fine of RMB100,000 up to RMB1 million on the directly responsible person in charge and other directly responsible personnel, and may decide to prohibit he serves as a director, supervisor, senior manager and person in charge of personal information protection of related companies within a certain period of time.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated by the SCNPC in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Copyright

Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect in 1991 and was most recently amended in 2020 and other related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted by the SCNPC in 1982 and most recently amended in 2019, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014 and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the PRC, or the Environmental Protection Law, was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. This Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution, other public hazards and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters. Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to the competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Permission to commence production at or utilize any construction project shall not be granted until its installations for the prevention and control of pollution have been examined and confirmed to meet applicable standards by the appropriate administrative department of environmental protection that examined and approved the environmental impact statement. Installations for the prevention and control of pollution shall not be dismantled or left idle without authorization. Where it is absolutely necessary to dismantle any such installation or leave it idle, prior approval shall be obtained from the competent local administrative department of environmental protection.

The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment.

As of the date of this prospectus, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have we been punished or can foresee any punishment to be made by any government authorities of the PRC.

Regulations on Disposal of Hazardous Waste

Pursuant to the Law on the Prevention and Control of Environmental Pollution Caused by Solid Waste, which was promulgated by the SCNPC in 1995 and was latest amended on April 29 2020, entities generating hazardous waste shall store, utilize and dispose hazardous waste according to the relevant requirements of the state and environmental protection standards, and shall not dump or pile up hazardous waste without authorization. Furthermore, it is forbidden to entrust hazardous waste to entities without a permit for disposal, or else the competent ecological and environmental authorities shall order it to make rectification, impose fines, confiscate illegal gains, and in serious circumstance, order it to suspend business or close down upon the approval of the government authorities.

Regulations on Urban Drainage and Sewage Treatment

According to the Regulation on Urban Drainage and Sewage Treatment, which was promulgated by the State Council in 2013, and the Measures for the Administration of Permits for Discharging Urban Sewage into the Drainage Pipeline, which was promulgated by the Ministry of Housing and Urban-Rural Development in 2015, enterprises, institutions and individually-owned businesses engaging in industry, construction, food and beverage, medical service and other activities which discharge sewage into urban drainage facilities shall apply to the competent urban drainage authorities for a permit for sewage discharge into the drainage pipe network, or the Drainage Permit. Discharging sewage into urban drainage facilities without obtaining a Drainage Permit shall be ordered by the relevant urban drainage authority to suspend illegal activities, take remedial measures within a time limit, re-apply the Drainage Permit, and may impose a fine of less than RMB500,000.

Regulations on Consumer Rights Protection

The Consumer Rights and Interests Protection Law, as promulgated on October 31, 1993 and most recently amended in 2013 by the Standing Committee of the National People’s Congress of China, or the SCNPC, imposes stringent requirements and obligations on business operators. Failure to comply with the consumer protection requirements could subject the business operators to administrative penalties including warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE promulgated the Notice on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Regulation on Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, the Foreign Invested Enterprise Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless the laws and regulations regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was amended on December 29, 2018, February 24, 2017 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and

October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%,6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Dividends Withholding Tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income promulgated on 21 August 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such tax arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Administration of Taxation on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated by the SAT and effective on 20 February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments (the “Circular 35”), which became effective on 1 January 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties promulgated in 2015. The Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism.

Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. Based on the Notice of the State Administration of Taxation on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by SAT on 3 February 2018 and came into effect on 1 April 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as an beneficial owner to enjoy tax treaty benefits.

Enterprise Income Tax on Indirect Transfer of Non-Resident Enterprises

On 10 December 2009, the SAT issued the Notice on Strengthening the Administration of Enterprise Income Tax on Equity Transfers of Non-resident Enterprises (the “Circular 698”). By promulgating and implementing the Circular 698, the PRC tax authorities have enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The SAT further issued the Public Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (the “Circular 7”) on 3 February 2015, which replaces certain provisions in the Circular 698. The Circular 7 introduces a new tax regime that is significantly different from that under the Circular 698. The Circular 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The Circular 7 also provides clearer criteria than the Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets of the PRC resident enterprise.

On 17 October 2017, the SAT promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (the “SAT Circular 37”), which came into force and replace the Circular 698 and certain provisions in the Circular 7 on 1 December 2017 and was partly amended on 15 June 2018. The SAT Circular 37, among other things, simplifies the procedures of withholding and payment of income tax levied on non-resident enterprises. Pursuant to SAT Circular 37, where the party responsible for withholding such income tax did not, or was unable to, withhold the taxes that should have been withheld to the relevant tax authority, the party may be subject to penalties. Where the non-resident enterprise receiving such income failed to declare and pay taxes that should have been withheld to the relevant tax authority, the party may be ordered to rectify within a specific time limit.

Regulation Related to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law, which was promulgated in 1994 and most recently amended in 2018, and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations. In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Regulation Related to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAIC, China Securities Regulatory Commission (the “CSRC”) and the SAFE, issued the Regulations on Merger with and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which took into effect on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

Since the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations. According to the Anti-Monopoly Law which took effect as at August 1, 2008, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the PRC government authorities. On August 25, 2011, the MOFCOM issued the Provisions of the Ministry of Commerce for the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which provides that if a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the foreign investor shall file an application with MOFCOM for security review. Whether a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review or not shall be determined based on the substance and actual influence of the merger or acquisition transaction. No foreign investor is allowed to substantially avoid the security review in any way, including but not limited to, holding shares on behalf of others, trust arrangements, multi-level reinvestment, leasing, loans, contractual control, or overseas transactions.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which will come into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, either in directly or indirectly means, should fulfill the filing requirement and submit relevant information to the CSRC within three working days after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer. For the initial public offerings or listings applicants, the required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing, or approval documents from the primary regulators of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) the prospectus; while for overseas listed issuers who issue overseas listed securities, the required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings and (ii) PRC legal opinions.

In addition, overseas offerings and listings may be prohibited for such China-based companies under any of the following circumstances (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Trial Measures further stipulate that a fine between RMB1 million and RMB10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listing Trial Measures.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offerings and listings prior to March 31, 2023, but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those who complete their overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their overseas offering and listing. Within such six-month transition period, however, if such domestic companies fail to complete their overseas offering and listing, they shall complete the filing procedures with the CSRC.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jia Li	48	Chief Executive Officer, Director, and Chairman of the Board of Directors
Bingyi Zhao	39	Chief Financial Officer and Director
Xiaochun Li	48	Independent Director Nominee
Quanshi Chen	77	Independent Director Nominee
Bo Lyu	43	Independent Director Nominee

Mr. Jia Li has served as the chairman of the board of directors and chief executive officer of the Company since June 2021. Mr. Li founded our operative subsidiary, Youpin Automobile Service Group Co., Ltd., in July 2013, and has served as executive director of Youpin Automobile Service Group Co., Ltd. since May 28, 2014. He has over 20 years of business experience in sales and marketing, and over 15 years in management in the automotive industry and the financial industry. From January 2011 to November 2013, Mr. Li was the vice president at SAIC-GMAC Automotive Finance Co., Ltd.. From October 2009 to December 2010, Mr. Li served as the vice president of Siemens Ltd., China, of its SIS North East Asia Financial Leasing services. From February 2009 to April 2009, Mr. Li worked at Hewlett-Packard Financial Leasing Co., Ltd. in China. From August, 1999 to January, 2009. Mr. Li holds a Master of Engineering degree in Computer Information Processing from Chinese Academy of Sciences, an Executive Master of Business Administration degree from Maastricht School of Management, and a Master of Finance from Renmin University of China.

Ms. Bingyi Zhao has served as the chief financial officer and a director of the Company since February 2022. Ms. Zhao has over 10 years of experience in the financial sector. She has served as the chief executive officer of our operative subsidiary, Youpin Automobile Service Group Co., Ltd., since July, 2018. From November 2015 to April 2018, Ms. Zhao was the President of Investment Fund Division at Shanghai Huayue Equity Investment Management Co., Ltd, whose LP is a listed company in Hong Kong. From 2012 to 2014, she served as the general manager at Shanghai Kaihong Petroleum Holding Group, a member of the Shanghai Petroleum and Natural Gas Trading Center. From 2011 to 2012, Ms. Zhao was a senior consultant at the Plain Law Firm. From December 2008 to June 2010, Ms. Zhao worked at HSBC Bank (China) Company Limited. From April 2007 to October 2008, Ms. Zhao worked at Citigroup Data Processing (Shanghai) Co., Ltd. Ms. Zhao obtained her Bachelor’s degree in Finance from East China University of Political Science and Law in 2004.

Ms. Xiaochun Li is an independent director nominee. Ms. Li has over 20 years of experience in treasury management at international enterprises. Since October 2020, Ms. Li has served as the director of Business Treasury at Nouryon Chemicals B.V., a global specialty chemicals company. From January 2007 to October 2007, Ms. Li served as the China regional Treasurer of Nokia Siemens Networks. From October 2003 to November 2006, Ms. Li was financial treasury manager at Siemens Financial Services Ltd. From May 2000 to September 2003, Ms. Li worked as a senior treasury analyst at Hewlett-Packard Enterprise (China) Co., Ltd. Ms. Li holds a Bachelor’s degree in Accounting and Auditing from Shanghai University of Finance and Economics, and earned a Master’s degree in Business Administration at a program offered jointly by Shanghai Fudan University and BI Norwegian Business School.

Mr. Quanshi Chen is an independent director nominee. Mr. Chen served as a professor and PhD tutor at the College of Vehicles and Mobility, Tsinghua University from March 1970 to September 2010, and the honorary director of the Electric Vehicle Branch of the Chinese Academy of Automotive Engineers since May, 1997. Mr. Chen obtained his Bachelor’s degree in automotive engineering at Tsinghua University in March 1970, and served at the Department of Automotive Engineering from 1970 to 2010 in multiple roles, including the department chairperson from October 1994 to December 1997, the deputy director of the Automobile Research Institute at Tsinghua University from January 1998 to January 2004, and the vice dean of the School of Mechanical Engineering from July 1996 to September 2001. Mr. Chen also has served as the director of the Electric Vehicle Branch of Chinese Society of Automotive Engineers from 1998 to October 2018, and the deputy director of Electric Vehicle Branch, Chinese National Automobile Standardization Technical Committee from October 1997 to December 2014. Mr. Chen served as the deputy director of the State Key Laboratory of Automobile Safety and Energy Conservation from July 2001 to December 2006. He has been serving as a consultant for the Chinese National Automobile Standardization Technical Committee, Electric Vehicles Technology Sub-Committee since January 2015. His research focuses on the technological developments of electric vehicles, hybrid vehicles, and fuel cell vehicles. He has published over 30 papers in major national and international journals and conferences. Currently, Mr. Chen also serves as an independent director at Chongqing Changan Automobile Co., Ltd., a company listed on the main board of Shenzhen Stock Exchange, and Shenzhen Daotong Technology Co., Ltd., a company listed on the Science and Technology Innovation Board of the Shanghai Stock Exchange.

Mr. Bo Lyu is an independent director nominee. Mr. Lyu has over 10 years of experience in corporate financing and public company management. From November 2021, Mr. Lyu has served as the chief financial officer of Heyu Biological Technology Corporation. From August 2020 to October 2021, Mr. Lyu served as financial controller of Building Dreamstar Technology Inc. From December 2017 to April 2019, Mr. Lyu served as the board secretary of Dragon Victory International Limited (Nasdaq: LYL). From 2014 to August 2017, Mr. Lyu served as the board secretary of Hailiang Education Group Inc. (Nasdaq: HLG). From 2009 to 2013, Mr. Lyu worked as an investment manager at Hailiang Group Co. Ltd., the then-parent company of Hailiang Education Group Inc., Zhejiang Hailiang Co. Ltd. (SSE Listed: 002203), and Hailiang International Holding Co. Ltd. (HKSE listed: 02336). Mr. Lyu holds a Bachelor’s degree in International Investment from Wuhan University, and a Master’s degree in Finance from the National Economics Department of Albert-Ludwigs-Universität Freiburg. He also holds the Certificate of Board Secretary from Shenzhen Stock Exchange and is a CFA II candidate.

Controlled Company

Upon the completion of this offering, our chairman of the board of directors, Mr. Jia Li, will beneficially own 72.82% of our issued and outstanding ordinary shares and total voting power, assuming no exercise of the over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors will consist of 5 directors upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or transaction or proposed contract or transaction with our company notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered.

The directors may from time to time exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stocks, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Xiaochun Li, Quanshi Chen, and Bo Lyu.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and our independent registered public accounting firms;

•        reporting regularly to the full board of directors; and

•        performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of Xiaochun Li, Quanshi Chen, and Bo Lyu.

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Xiaochun Li, Quanshi Chen, and Bo Lyu.

The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

•        making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Although under Cayman Islands law, a controlling shareholder of a Cayman Islands company does not owe fiduciary duties to the company or its minority shareholders, a controlling shareholder who serves as a director of a company owes fiduciary duties in his capacity as a director to such company, for as long as he or she serves on the company’s board of directors. Certain shareholders of our controlling shareholder serve on our board of directors and, as a result, owe the aforementioned fiduciary duties to us.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended and restated from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares of our company, including the registering of such shares in our share register.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our board of directors will adopt a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolved that his office be vacated, or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction or proposed contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with [    ] month’s prior written notice.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately RMB 2.48 million in cash to our executive officers and directors and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary shares offered in this offering for:

•        each of our directors and executive officers who beneficially own our ordinary shares;

•        our directors and executive officers as a group; and

•        each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 50,000,000 ordinary shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering Over-allotment option not exercised
	Number	Percent	Number	Percent
Directors and Executive Officers*:
Jia Li(1)	38,229,400	76.46%	38,229,400	72.82%
Bingyi Zhao(2)	1,224,500	2.45%	1,224,500	2.33%
Xiaochun Li	0	0%	0	0%
Quanshi Chen	0	0%	0	0%
Bo Lyu	0	0%	0	0%

Directors, Director Nominees and Executive Officers as a group (5 persons)	39,453,900	78.91%	39,453,900	75.15%

5% Shareholders**:
U Trend Limited(1)	15,785,900	31.57%	15,785,900	30.07%
Upincar Limited(1)	14,943,500	29.89%	14,943,500	28.46%
U Create Limited(1)	7,500,000	15.00%	7,500,000	14.29%
Everpine Delta Fund L.P	5,542,000	11.08%	5,542,000	10.56%

____________

*        Unless otherwise indicated, the business address of each of the individuals is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

**      The principal office of each of the 5% beneficial owners, unless stated otherwise, are located at Intershore Chambers, Road Town, Tortola, British Virgin Islands; the address of Everpine Delta Fund L.P is c/o International Corporation Services Ltd., Harbour Place, 2nd floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.

(1)      Includes: 15,785,900 ordinary shares held by U Trend Limited, a British Virgin Islands company which is 100% owned by Jia Li; 14,943,500 ordinary shares held by Upincar Limited, a British Virgin Islands company which is 100% owned by Jia Li; and 7,500,000 ordinary shares held by U Created Limited, a British Virgin Islands company which is 100% owned by Jia Li.

(2)      Represents 1,224,500 ordinary shares held by U Battery Limited, a British Virgin Islands company which 100% is owned by Bingyi Zhao.

As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States, and none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

History of Share Capital

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on June 17, 2021. On the date of our incorporation, we issued 200,000,000 ordinary shares for US$0.0000001 per share to certain founding shareholders:

Purchaser	Number of Ordinary Shares
Upincar Limited	91,370,800
U Trend Limited	94,991,400
U Battery Limited	5,076,200
U Taste Car Limited	4,061,000
Will Hunting & U Holding Limited	3,612,000
Union Ahead Limited	888,600

On November 26, 2021, we issued 6,097,178 ordinary shares for US$0.0000001 per share to Jiuchuang Youpin Limited.

On February 28, 2022, our board of directors approved the repurchase of 169,139,178 ordinary shares for US$0.0000001 per share from the following shareholders:

Shareholder	Number of Ordinary Shares
Upincar Limited	74,442,300
U Trend Limited	78,955,500
U Battery Limited	3,851,700
U Taste Car Limited	3,561,000
Will Hunting & U Holding Limited	2,978,050
Union Ahead Limited	732,650
Jiuchuang Youpin Limited	4,617,978

On February 28, 2022, we issued 13,042,000 ordinary shares for US$0.0000001 per share to the following shareholders:

Purchaser	Number of Ordinary Shares
U Created Limited	7,500,000
Everpine Delta Fund L.P.	5,542,000

As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into 500,000,000,000 ordinary shares, par value US$0.0000001 per share. Holders of ordinary shares are entitled to one vote per share. We are issuing 2,500,000 ordinary shares in this offering, excluding the shares to be issued under the over-allotment option, if any.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

The Company did not have other related party transactions for fiscal years 2019, 2020, and 2021, or for fiscal year 2022, as of the date of this prospectus.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000,000 ordinary shares of par value US$0.0000001 each.

We have adopted an amended and restated memorandum and articles of association, or our post-offering memorandum and articles of association, on December 20, 2022, which will become effective immediately prior to the completion of this offering.

The following are summaries of material provisions of our amended and restated memorandum and articles of association that we expect will become effective immediately prior to the completion of this offering and the Companies Act insofar as they relate to the material terms of our ordinary shares.

The following description of our share capital and provisions of our post-offering memorandum and articles of association are summaries and are qualified by reference to the amended and restated memorandum and articles of association that will be in effect immediately prior to the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the ordinary shares reflect changes to our capital structure that will occur when our post-offering memorandum and articles of association becomes effective.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 500,000,000,000 ordinary shares of nominal or par value of US$0.0000001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or a share premium amount, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Holders of ordinary shares shall, at all times, vote on all matters submitted to a vote by the shareholders at any general meeting of our company. Voting at any meeting of shareholders is by show of hands unless a poll (on or before the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of our company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles of association, as applicable, any of our shareholders may transfer all or any of his, her or its ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•        a fee of such maximum sum as Nasdaq may determine to be payable, or such less sum as the board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in one or more newspapers, by electronic means or by any other means in accordance with the rules of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board of directors may determine.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among the holders of the ordinary shares in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the provisions of the Companies Act and provisions of our post-offering memorandum and articles of association, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, as may be determined, before the issue of such shares, by the board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares (including any redeemable shares) on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ meetings may be convened by a majority of our board of directors or our chairperson. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than one-third of all votes attached to all issued voting shares in our company.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•        increase the share capital by new shares of such amount as we may think expedient;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner authorised by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Rules in lieu of following home country practice after the closing of this offering. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations,, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

•        an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•        an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company; and

•        an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. We intend to apply to list our ordinary shares on the Nasdaq Stock Market. Upon completion of this offering, assuming no exercise of the underwriter’s over-allotment option, we will have outstanding ordinary shares held by public shareholders, representing approximately            % of our ordinary shares in issue. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could materially adversely affect prevailing market prices of our ordinary shares.

Lock-up Agreements

We have agreed not to, for a period of 180 days from the date of this prospectus, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

Furthermore, each of our directors, executive officers, and existing shareholders holding 5% or more of the Company’s ordinary shares will enter into a similar lock-up agreement for a period of 180 days from the date of this prospectus], subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. These restrictions also apply to any ordinary shares acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.

We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the number of ordinary shares then outstanding, which will equal approximately              shares immediately after this offering (or            ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full); or

•        the average weekly trading volume of the ordinary shares on the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following discussion of material PRC, Cayman Islands, and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Island tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of Guantao Law Firm, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that the Cayman Islands holding company, Upincar, is not a PRC resident enterprise for PRC tax purposes. Upincar is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that the Cayman Islands holding company is a “resident enterprise” for EIT purposes, a number of unfavorable PRC tax consequences could follow.

One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ordinary shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

•        over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

•        at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

•        the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

•        the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of Circular 7 and Circular 37. Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, our PRC subsidiaries and consolidated affiliated entity are subject to VAT, at a rate of 6% to 17% on proceeds received from customers.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a market-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        holders who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        investors that will hold our ordinary shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

•        persons holding their ordinary shares in connection with a trade or business outside the United States;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

•        investors required to accelerate the recognition of any item of gross income with respect to their ordinary shares as a result of such income being recognized on an applicable financial statement;

•        investors that have a functional currency other than the U.S. dollar;

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated            , among us and the underwriters named below, for whom AMTD Wealth Management Solutions Group Limited and WestPark Capital, Inc. are acting as the representatives, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ordinary shares shown opposite its name below:

Underwriter	Number of Ordinary Shares
AMTD Wealth Management Solutions Group Limited
WestPark Capital, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent such as the receipt by the underwriters of certain officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased, other than those covered by the option to purchase additional ordinary shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling and related persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. AMTD Wealth Management Solutions Group Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of ordinary shares in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

The ordinary shares to be sold outside of the United States have not been registered under the Securities Act for their offer and sale as part of the initial distribution in the offering. These ordinary shares initially will be offered outside the United States in compliance with Regulation S under the Securities Act. These ordinary shares have, however, been registered under the Securities Act solely for purposes of their resale in the United States in transactions that require registration under the Securities Act. This prospectus may be used in connection with resales of such ordinary shares in the United States to the extent such transactions would not be exempt from registration under the Securities Act.

Option to Purchase Additional Ordinary Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of  ordinary shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be severally and not jointly obligated, subject to specified conditions, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ordinary shares than the total number set forth on the cover page of this prospectus.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$[          ]  per ordinary share. After the offering, the initial public offering price and concession to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Per Ordinary Share	Total
		No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions paid by us
Proceeds to us, before expenses

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$            million. Expenses include the SEC registration fees, FINRA filing fees, the Nasdaq Stock Market entry and listing fee, and legal, accounting, printing and miscellaneous expenses.

The address of AMTD Wealth Management Solutions Group Limited is 23/F-25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong. The address of WestPark Capital, Inc. is 1800 Century Park East, Suite 220, Los Angeles, CA 90077, United States.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.

Listing

We have applied to have our ordinary shares listed on the Nasdaq Stock Market under the symbol “UCAR”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Lock Up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, or enter into any transaction or device that is designed to, or could be expected to, result in the disposition, directly or indirectly, any ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or securities convertible into or exercisable or exchangeable for the ordinary shares, whether any of these transactions is to be settled by delivery of the ordinary shares or other securities, in cash or otherwise, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible into or exercisable or exchangeable for any ordinary shares or any other securities of us, or publicly disclose the intention to do any of the foregoing, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, subject to certain exceptions and applicable notice requirements.

Our directors and executive officers and our existing shareholders holding 5% or more of the Company’s ordinary shares have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, or enter into any transaction or device that is designed to, or could be expected to, result in the disposition, directly or indirectly, of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or securities convertible into or exercisable or exchangeable for any ordinary shares, whether any of these transactions is to be settled by delivery of the ordinary shares or other securities, in cash or otherwise, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible into or exercisable or exchangeable for any our ordinary shares or any other securities of us, or publicly disclose the intention to do any of the foregoing, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, subject to certain exceptions and applicable notice requirements.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing the ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option to purchase additional ordinary shares.

“Naked” short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This prospectus does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”), has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act. It does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia and may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act as set out below. Accordingly, if you receive this prospectus in Australia:

A. You confirm and warrant that you are either:

•        a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•        a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•        a person associated with the Company under Section 708(12) of the Corporations Act; or

•        a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor. To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

B. As any offer of Ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares, you warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

Ordinary shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ordinary shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ordinary shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ordinary shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The ordinary shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares in the Cayman Islands.

Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ordinary shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area an offer to the public of any ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Member State unless the prospectus has been approved by the competent authority in such Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representative for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Any person making or intending to make any offer of ordinary shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ordinary shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CEO, or which do not constitute an offer or invitation to the public for the purpose of the CEO and the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the content of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

The common shares offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common shares being offered. Any resale in Israel, directly or indirectly, to the public of the common shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ordinary shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ordinary shares have been and will be offered in Korea as a private placement under the FSCMA. None of the ordinary shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ordinary shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ordinary shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ordinary shares. By the purchase of the ordinary shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ordinary shares pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ordinary shares has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ordinary shares, as principal, if the offer is on terms that the ordinary shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus may not be circulated or distributed in China and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ordinary shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representative to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(i)     to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)    where no consideration is or will be given for the transfer;

(iii)   where the transfer is by operation of law;

(iv)   as specified in Section 276(7) of the SFA; or

(v)    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA:    We have determined that the ordinary shares shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of ordinary shares or other securities under the laws of the United Arab Emirates, or the UAE. The ordinary shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ordinary shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ordinary shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and non-accountable expense allowance, expected to be incurred in connection with the offer and sale of our ordinary shares. Except for the SEC registration fee, the Nasdaq Stock Market listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$ 2,755
Financial Industry Regulatory Authority Inc. filing fee	4,250
Nasdaq Stock Market listing fee	50,000
Printing and engraving expenses	100,000
Legal fees and expenses	900,000
Accounting fees and expenses	250,000
Investor relation expenses	153,000
Miscellaneous	130,000
Total	US$ 1,590,005

We will bear these expenses and the underwriting discounts incurred in connection with the offer and sale of the ordinary shares by us.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Hogan Lovells with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Guantao Law Firm. Hunter Taubman Fischer & Li LLC may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Guantao Law Firm with respect to matters governed by PRC law. Hogan Lovells may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of U Power Limited as of December 31, 2020 and 2021, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of WWC P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of WWC P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

U POWER LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Shareholders of
U Power Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U Power Limited and its subsidiaries (collectively the “Company”) as of December 31, 2020, and 2021 and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of our management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as our auditor since 2022.
San Mateo, California

August 12, 2022

U POWER LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		121,428	14,787	2,320
Restricted cash		5,250	10,900	1,710
Accounts receivable (net of allowance for doubtful debt of RMB289 and RMB289 (US$45) as of December 31, 2020 and 2021, respectively	4	12	193	30
Inventories		197	13,447	2,110
Advance to suppliers	5	5,296	76,444	11,996
Other current assets	6	2,985	12,329	1,936
Amount due from related parties		160	204	32
Total current assets		135,328	128,304	20,134

Non-current assets:
Property and equipment, net	7	1,460	10,096	1,584
Intangible assets, net	8	46	608	95
Operating lease right-of-use assets, net	12	4,026	25,666	4,028
Long-term investments	9	120,000	110,000	17,261
Refundable deposit for investment	10	67,752	78,806	12,366
Other non-current assets		95	189	30
Total non-current assets		193,379	225,365	35,364
Total assets		328,707	353,669	55,498

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	11	3,000	—	—
Current portion of long-term borrowing	11	—	1,000	157
Current portion of loan payables	14	13,000	500	78
Accounts payable		1,310	9,798	1,538
Accrued expenses and other liabilities	12	1,657	4,838	759
Income tax payables	16	—	2,582	405
Advances from customers		8,713	53,678	8,423
Operating lease liabilities – current	13	1,484	4,315	677
Amount due to related parties		145	111	17
Total current liabilities		29,309	76,822	12,054

Non-current liabilities:
Operating lease liabilities – non-current	13	2,322	3,665	575
Non-current portion of long-term borrowing	11	—	9,000	1,412
Non-current portion of loan payables	14	7,000	6,500	1,020
Total non-current liabilities		9,322	19,165	3,007

Total liabilities		38,631	95,987	15,061

Shareholders’ equity:
Ordinary shares (US$0.0000001 par value; 500,000,000,000 shares authorized; nil and 50,000,000 issued and outstanding as of December 31, 2020 and 2021, respectively)		—	—	—
Additional paid-in capital		305,709	319,775	50,180
Accumulated deficit		(66,518)	(107,917)	(16,934)
Total U POWER LIMITED shareholders’ equity		239,191	211,858	33,246

Non-controlling interest		50,885	45,824	7,191

Total shareholders’ equity		290,076	257,682	40,437

Total liabilities and shareholders’ equity		328,707	353,669	55,498

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2020	2021
		RMB	RMB	US$
Net revenues:
Sourcing services		1,464	1,394	219
Product sales		—	6,616	1,038
Total net revenues		1,464	8,010	1,257
Cost of revenues		—	(5,137)	(806)
Gross profit		1,464	2,873	451
Sales and marketing expenses		(3,007)	(4,862)	(763)
General and administrative expenses		(14,069)	(37,588)	(5,898)
Research and development expenses		(111)	(5,374)	(843)
Allowance for doubtful debt		(289)	—	—
Total operating expenses		(17,476)	(47,824)	(7,504)
Operating loss		(16,012)	(44,951)	(7,053)
Interest income		436	437	69
Interest expenses		(532)	(696)	(109)
Other income		9,750	3,026	475
Other expenses		(172)	(4,298)	(674)
Loss before income taxes		(6,530)	(46,482)	(7,292)
Income tax expense	16	—	(2,582)	(405)
Net loss		(6,530)	(49,064)	(7,697)
Less: net loss attributable to non-controlling interest		(1,020)	(7,665)	(1,203)
Net loss attributable to the Company’s ordinary shareholders and total comprehensive loss		(5,510)	(41,399)	(6,494)

Loss per share:
Ordinary shares – basic and diluted	18	(0.11)	(0.83)	(0.13)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Ordinary shares – basic and diluted	18	50,000,000	50,000,000	50,000,000

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total U POWER LIMITED shareholders’ deficit	Non- controlling interests	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2020	50,000,000	—	171,987	(61,008)	110,979	27,147	138,126
Consolidated net loss	—	—	—	(5,510)	(5,510)	(1,020)	(6,530)
Issuance of ordinary shares of subsidiaries	—	—	133,722	—	133,722	24,758	158,480
Balance as of December 31, 2020	50,000,000	—	305,709	(66,518)	239,191	50,885	290,076
Consolidated net loss	—	—	—	(41,399)	(41,399)	(7,665)	(49,063)
Capital contribution	—	—	14,066	—	14,066	2,604	16,670
Balance as of December 31, 2021 (RMB)	50,000,000	—	319,775	(107,917)	211,858	45,824	257,682
Balance as of December 31, 2021 (US$)		—	50,180	(16,934)	33,246	7,191	40,437

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(6,530)	(49,063)	(7,697)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	786	1,773	278
Non-cash lease expenses of right-of-use assets	620	3,448	541

Changes in operating assets and liabilities:
Accounts receivable	379	(181)	(28)
Inventories	209	(13,250)	(2,079)
Advance to suppliers	(4,707)	(71,148)	(11,162)
Other current assets	7,778	(6,968)	(1,096)
Amount due from related parties	849	843	132
Other non-current assets	(80)	(68)	(11)
Accounts payable	165	8,488	1,332
Accrued expenses and other payables	(2,879)	2,183	343
Income tax payables	—	2,582	405
Advance from customers	(18,068)	44,964	7,056
Amount due to related parties	(73)	(589)	(92)
Operating lease liabilities	(841)	(5,243)	(823)
Net cash used in operating activities	(22,392)	(82,229)	(12,904)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,333)	(9,573)	(1,502)
Purchases of intangible assets	—	(1,423)	(223)
Payment of loans to third parties	(69,478)	(17,046)	(2,675)
Repayment of loans to a third party	58,463	3,614	567
Payment of loans to related parties	(948)	(886)	(139)
Repayment of loans to related parties	156	555	86
(Payment) for/return of long-term investments	(120,000)	10,000	1,569
Net cash used in investing activities	(133,140)	(14,759)	(2,317)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by shareholders	255,615	999	157
Proceeds from a loan from a third party	—	998	157
Proceeds from long-term bank borrowing	—	10,000	1,569
Repayments of short-term bank borrowing	—	(3,000)	(471)
Proceeds from issuance of loan payable	20,000	—	—
Repayments of loan payable	—	(13,000)	(2,040)
Net cash provided by (used in) financing activities	275,615	(4,003)	(628)

Net decrease in cash and cash equivalents and restricted cash	120,083	(100,991)	(15,849)
Cash and cash equivalents and restricted cash at beginning of year	6,595	126,678	19,879
Cash and cash equivalents at end of year	126,678	25,687	4,030

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	4,579	8,538	1,340
Contribution of right of use assets	—	15,671	2,459

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION

(a) Nature of operations

U POWER LIMITED (the ‘‘Company’’) was incorporated in the Cayman Islands on June 17, 2021 under the Cayman Islands Companies Law as an exempted company with limited liability. Anhui Yousheng New Energy Technology Group Co., Ltd. (“AHYS”, formerly known as “Shanghai Yousheng New Energy Technology Group Co. Ltd.”) was incorporated in the People’s Republic of China (the “PRC” or “China”) on May 16, 2013. AH Yousheng, together with its subsidiaries (collectively, ‘‘Operating Entities”) are principally engaged in the provision of: 1) new energy vehicles development and sales; 2) battery swapping stations manufactory and sales; 3) battery swapping services; and 4) sourcing services (collectively, “Principal Business”).

(b) Reorganization

In preparation of its initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of AH Yousheng and its subsidiaries. On June 30, 2021 and January 5, 2022, the Company incorporated two wholly-owned subsidiaries, Youcang Limited (“Youcang”) and U Robur Limited (“U Robur BVI”) in British Virgin Island, respectively. On July 19, 2021, Youcang incorporated a wholly-owned subsidiary, Energy U Limited (“Energy U”) in Hong Kong. On January 24, 2022, U Robur BVI incorporated a wholly-owned subsidiary, U Robur Limited (“U Robur HK”). On January 27, 2021, Energy U incorporated a wholly-owned subsidiary, Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”) in the PRC.

On July 8, 2022, the Company, through WFOE, entered into an equity purchase agreement with AH Yousheng and its then shareholders, through which the Company has become the ultimate primary beneficiary of AH Yousheng. As all the entities involved in the process of the Reorganization are under common ownership of AH Yousheng’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The Company and its subsidiaries hereinafter are collectively referred to as the “Group”.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Youcang Limited (“Youcang”)	June 30, 2021	British Virgin Island	100%	Investment holding
Energy U Limited (“Energy U”)	July 19, 2021	Hong Kong	100%	Investment holding
U Robur Limited (“U Robur BVI”)	January 5, 2022	British Virgin Island	100%	Investment holding
U Robur Limited (“U Robur HK”)	January 24, 2022	Hong Kong	100%	Investment holding
Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”)(1)	January 27, 2022	PRC	100%	Provision of technical and consultation services
AHYS(1)	May 16, 2013	PRC	100%	Dormant Company
Youpin Automobile Service Group Co. Ltd. (“Youpin”)(1)	July 18, 2013	PRC	53%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Youqiao International Trade Co., Ltd. (“SH Youqiao”)(1)	May 29, 2014	PRC	100%	Dormant Company

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Youguan New Energy Technology Development (Shanghai) Co., Ltd. (“Youguan New Energy”)(1)	November 13, 2015	PRC	100%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youguan Finance Leasing Co., Ltd. (“Youguan Finance Leasing”)(1)	February 27, 2017	PRC	100%	Dormant Company
Chengdu Youyipin Trading Co., Ltd. (“CD Youyipin”)(1)	June 21, 2019	PRC	100%	Dormant Company
Zhejiang Youguan Automobile Service Co., Ltd. (“ZJ Youguan”)(1)	May 21, 2020	PRC	80%	Provision of sourcing services
Youpin Automobile Service (Shandong) Co., Ltd. (“Youpin SD”)(1)	June 30, 2020	PRC	87%	Provision of new energy vehicles sales and sourcing services
Chengdu Youyineng Automobile Service Co., Ltd. (“CD Youyineng”)(1)	October 29, 2020	PRC	100%	Provision of battery swapping stations manufactory
Shanghai Youteng Automobile Service Co., Ltd. (“SH Youteng”)(1)	November 3, 2020	PRC	70%	Dormant Company
Liaoning Youguan New Energy Technology Co. Ltd. (“LN Youguan”)(1)	November 8, 2019	PRC	90%	Provision of new energy vehicles sales and sourcing services
Zibo Youyipin Trading Co. Ltd. (“Zibo Youyipin”)(1)	March 18, 2021	PRC	100%	Dormant Company
Shanghai Youxu New Energy Technology Co., Ltd. (“SH Youxu”)(1)	March 22, 2021	PRC	100%	Provision of battery swapping stations sales and battery swapping services
Dalian Youshengchi Automobile Trading Service Co., Ltd. (“DL Youshengchi”)(1)	March 23, 2021	PRC	100%	Dormant Company
Quanzhou Youyidian Battery Swapping Network Technology Co., Ltd. (“QZ Youyidian”)(1)	June 29, 2021	PRC	100%	Provision of battery swapping services
Youxu New Energy Technology (Zibo) Co., Ltd. (“Youxu Zibo”)(1)	July 29, 2021	PRC	100%	Provision of batter swapping stations manufactory
Youxu (Xiamen) Battery Swapping Network Technology Co., Ltd. (“Youxu XM”)(1)	August 10, 2021	PRC	100%	Provision of battery swapping services
Xinjiang Youxu Supply Chain Co., Ltd. (“XJ Youxu”)(1)	October 12, 2021	PRC	100%	Dormant Company
Wuhu Youxu New Energy Technology Co., Ltd. (“WH Youxu”)(1)	November 12, 2021	PRC	100%	Provision of batter swapping stations manufactory
Zhejiang Zhongxinda Finance Leasing Co., Ltd	December 9, 2016	PRC	70%	Dormant Company
Shanghai Haiyou Automobile Service Co., Ltd	November 26, 2013	PRC	75%	Dormant Company
Beijing Youxu New Energy Technology Co., Ltd. (“BJ Youxu”)(1)	December 21, 2021	PRC	100%	Dormant Company

____________

(1)      Collectively, the “PRC subsidiaries”.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements of the Group include the financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets and current expected credit loss of receivables. Actual results could differ from those estimates.

(d) Foreign currency

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in British Virgin Island (“BVI”) and Hong Kong (“HK”) is United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Restricted cash

Restricted cash represents cash that belongs to the company yet is neither freely available to be spent nor re-invested to sustain future growth.

(h) Accounts receivable and allowance for doubtful accounts

Accounts receivable primarily includes amounts of vehicle sales. The Company recorded a provision for current expected credit losses.

(i) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Group records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. For all periods presented, there were no inventory reserves recognized.

(j) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

Category	Estimated useful life
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Manufacturing equipment	3 – 5 years
Computer and electronic equipment	3 – 5 years
Office equipment	2 – 4 years
Motor vehicles	3 – 4 years

Depreciation for mold and tooling is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive life of the related assets.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

(k) Intangible assets

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 3 to 5 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(l) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2020 and 2021 was nil.

(m) Long-term investments

The Group’s long-term investments include equity investments in entities and equity securities without readily determinable fair values. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

(n) Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, available-for-sale investments, accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, amounts due to related parties, other payables, short-term bank and other borrowings and loan payables. As of December 31, 2020 and 2021, the carrying values of these financial instruments are approximated to their fair values.

(o) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

(i)     provides all of the benefits received and consumed simultaneously by the customer;

(ii)    creates and enhances an asset that the customer controls as the Group performs; or

(iii)   does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Product sales

The Group generates revenue from sales of battery swapping stations. The Group identifies the users who purchase battery swapping station as its customers. The revenue for battery swapping station sales are recognized at a point in time when the control of the product is transferred to the customer.

Sourcing services

The Group acts as an agent between its customer and supplier to facilitate its customer’s purchase of vehicles. The Group charges commission on the purchase price and the agent commission is recognized upon delivery of vehicles to customers. Payments are typically received in advance and are accounts for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

(p) Cost of revenues

Cost of product sales primarily includes semi-finished goods purchased from suppliers, labor cost and manufacturing overhead, including depreciation of assets associated with production.

(q) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses.

(r) Research and development expenses

Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development. Other than that, all costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses are primary comprised of charges for R&D and consulting work performed by third parties; salaries, bonuses and benefits for those employees engaged in research, design and development activities; costs related to design tools; license expenses related to intellectual property, supplies and services; and allocated costs, including depreciation and amortization, rental fees, and utilities.

(s) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.

(u) Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

(v) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2020 and 2021.

(w) Comprehensive loss

The Group applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss.

(x) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating lease assets are included within right-of-use assets — operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2020 and 2021.

Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on our consolidated balance sheets as of December 31, 2020 and 2021.

(y) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have only one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

(z) Recent accounting pronouncements

The Group is an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842). Subsequently, the FASB issued ASU No. 2018-10 (“ASU 2018-10”), Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11 (“ASU 2018-11”), Leases (Topic 842): Targeted Improvements, which provides an additional transition method and a practical expedient for separating components of a contract for lessors. ASU 2016-02 modifies existing guidance for off-balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. ASU 2018-11, ASU 2018-10, and ASU 2016-02 (collectively, “the new lease standards”) are effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021. Early adoption is permitted. The Group is currently evaluating the impacts the standards will have on its consolidated financial statements. The Group expects the adoption using the modified retrospective method will result in material increases in the assets and liabilities on its consolidated balance sheets for its operating leases.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company expects to early adopt ASU 2020-06 beginning January 1, 2021 and does not expect any material impact on its financial statement at the date of adoption.

3. CONCENTRATION OF RISKS

(a) Political, social and economic risks

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(b) Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the period/year presented.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accounts receivable	12	193	30
Allowance for doubtful debt	—	—	—
	12	193	30

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4. ACCOUNTS RECEIVABLE, NET (cont.)

As of December 31, 2020 and 2021, all accounts receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of the year	—	289	45
Additional provision charged to expense	289	—	—
Balance at the end of the year	289	289	45

5. ADVANCE TO SUPPLIERS

The balance mainly represented prepayments in relation to the development and purchase of battery swapping stations as well as developing UOTTA-powered EVs.

6. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Tax recoverable	743	6,727	1,056
Loan to a third party	1,000	1,000	157
Prepayment to a third party	—	3,000	471
Deposits	807	905	142
Staff advances	42	151	24
Others	393	546	86
	2,985	12,329	1,936

7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
At cost:
Leasehold improvements	675	857	134
Computer and network equipment	996	1,150	181
Manufacturing equipment	172	2,700	423
Office equipment	162	783	123
Motor vehicles	1,187	2,629	413
	3,192	8,119	1,274
Less: Accumulated depreciation	(1,732)	(2,419)	(380)
	1,460	5,700	894
Construction in progress	—	4,396	690
	1,460	10,096	1,584

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7. PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expense was RMB662 and RMB913 (US$143) for the years ended December 31, 2020 and 2021, respectively.

8. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

Purchased software
RMB
Net balance as of January 1, 2020	170
Additions	—
Amortization expense	(124)
Balance as of December 31, 2020	46
	Purchased software	Internal-use software	Total	Total
	RMB	RMB	RMB	US$
Net balance as of January 1, 2021	46	—	46	7
Additions	378	1,044	1,422	223
Amortization expense	(66)	(794)	(860)	(135)
Net balance as of December 31, 2021	358	250	608	95

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expense was RMB124 and RMB860 (US$135) for the year ended December 31, 2020 and 2021, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2022	97	15
2023	97	15
2024	97	15
2025	97	15
2026	97	15
	485	75

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Equity securities without readily determinable fair value:
Limited partnership	120,000	110,000	17,261
Cost of equity investments without readily determinable fair value	120,000	110,000	17,261
Impairment on equity investments without readily determinable fair value	—	—	—
Carrying amount of Equity investments without readily determinable fair value	120,000	110,000	17,261

Limited partnership

In December 2020 the Group entered into Contractual Arrangements with Zibo Hengxin Investment Partnership (Limited Partnership) and its Participating Shareholders, whereby the Group agreed to purchased limited partnership interest in Zibo Hengxin Investment Fund Partnership (Limited Partnership) (the “Fund”) in the amount of RMB120,000, which entitles the Group an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased the total partnership capital to RMB111,200 and returned to the Group by RMB10,000 and the aggregate interest of the Group was subsequently diluted to 98.9%. There was no unfunded commitment to the Fund as of December 31, 2021.

The Fund’s investment strategy is primarily to invest in emerging companies of new energy automobile Industry. The Fund is scheduled to be in existence until 2025, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

10. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance represented loans to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operation pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently in August 2022, the Company entered into a Term Sheet (“TS”), the result of which would be the investment into SH Lingneng’s interest equity (“Transaction”). Final terms and arrangements of this potential transaction would be determined on Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the transaction. The Company may terminate the investment agreement and abandon the transactions contemplated thereby for any reason or for no reason in its sole and absolute discretion prior to December 31, 2022, with no further obligations on its part.

11. BORROWINGS

Borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Short-term bank borrowing	3,000	—	—
Long-term bank borrowing, current portion	—	1,000	157
Long-term bank borrowing, non-current portion	—	9,000	1,412
	3,000	10,000	1,569

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11. BORROWINGS (cont.)

The short-term bank borrowing outstanding as of December 31, 2020 and 2021 bore a weighted average interest rate of 5.25% per annum, and was denominated in RMB. The long-term borrowing (including current portion) outstanding as of December 31, 2021 bore a weighted average interest rate of 6.87% per annum, and was denominated in RMB. These borrowings were obtained from financial institutions.

12. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Payroll and welfare payables	477	2,062	324
Loan from a third party	—	998	157
Loan from a staff	—	850	133
Interest payables	438	162	25
Customer deposit	96	299	47
Others	646	467	73
	1,657	4,838	759

13. LEASES

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to building, office facilities and equipment and the rights to use the land in the PRC. For leases with terms greater than 12 months, the Company records the related asset and liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.

	As of December 31,
	2020	2021
	RMB	RMB
Weighted average remaining lease term:
Operating lease	3.97 years	2.36 years

Weighted average discount rate:
Operating lease	4.75%	4.75%

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Operating lease right-of-use assets, net
Operating lease	4,026	25,666	4,028

Lease liabilities
Current portion of operating lease liabilities	1,484	4,315	677
Non-current portion of operating lease liabilities	2,322	3,665	575
	3,806	7,980	1,252

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13. LEASES (cont.)

Future lease payments under operating leases as of December 31, 2021 were as follows:

	Operating Leases
	RMB	US$
2022	4,623	725
2023	3,261	512
2024	521	82
Total future lease payments	8,405	1,319
Less: Imputed interest	425	67
Represent value of future lease payments(1)	7,980	1,252

____________

(1)      Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB4,315 (US$677) and RMB3,665 (US$575) for the year ended December 31, 2021, respectively.

14. LOAN PAYABLES

Loan payables were as follows as of the respective balance sheet dates:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Loan payables, current portion	13,000	500	78
Loan payables, non-current portion	7,000	6,500	1,020
	20,000	7,000	1,098

The loan payables outstanding as of December 31, 2020 and 2021 bore a weighted average interest rate of 7.5% per annum, and were denominated in RMB. These borrowings were obtained from a third-party.

15. MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB491 and RMB1,724 (US$271) for the years ended December 31, 2020 and 2021, respectively.

16. TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. TAXATION (cont.)

British Virgin Islands

Subsidiaries in British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law (the “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interest, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor ’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise.

As of December 31, 2021, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC EIT under the EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Non-PRC	—	—	—
PRC	(6,530)	(46,482)	(7,292)
	(6,530)	(46,482)	(7,292)

Income tax expenses comprised of:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Current	—	2,582	405
Deferred	—	—	—
	—	2,582	405

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. TAXATION (cont.)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2020 and 2021 applicable to the PRC operations to income tax expense were as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Loss before income taxes	(6,530)	(46,482)	(7,292)
Income tax benefit computed at the statutory income tax rate at 25%	1,633	11,621	1,823
Prior year provision to return true up	1,498	702	111
Change in valuation allowance	(3,131)	(9,741)	(1,529)
Income tax expense	—	2,582	405

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets
Tax losses	14,799	24,540	3,851
Valuation allowance	(14,799)	(24,540)	(3,851)
Total deferred tax assets	—	—	—

The Group operates through several subsidiaries. Valuation allowance is considered for each of the entities. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2020 and 2021, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2021, the Group had tax losses of RMB98,160 (US$15,404) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2022 to 2031 if not utilized.

17. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors

U POWER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. RESTRICTED NET ASSETS (cont.)

for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2020 and 2021, the PRC subsidiaries did not have after-tax profit and therefore no statutory reserves were allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2021, restricted net assets of the Company’s PRC subsidiaries were RMB211,858 (US$33,246).

18. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Numerator:
Net loss	(6,530)	(49,064)	(7,697)
Less: net income attributable to noncontrolling interest	(1,020)	(7,665)	(1,203)
Net loss attributable to the Company’s ordinary shareholders	(5,510)	(41,399)	(6,494)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	50,000,000	50,000,000	50,000,000

Basic and diluted earnings per share:	(0.11)	(0.83)	(0.13)

19. SUBSEQUENT EVENTS

In July 2022, the Company repaid RMB 0.5 million loans to WuYi Transportation Construction Investment Group Company Limited upon maturity (see Note 12).

In August 2022, the Company entered into a Term Sheet (“TS”), the result of which would be the investment into SH Lingneng’s interest equity (“Transaction”). Final terms and arrangements of this potential transaction would be determined on Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the transaction. The Company may terminate the investment agreement and abandon the transactions contemplated thereby for any reason or for no reason in its sole and absolute discretion prior to December 31, 2022, with no further obligations on its part. (see Note 10).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Shareholders of
U Power Limited

Results of Review Interim Financial Information

We have reviewed the accompanying condensed consolidated balance sheets of U Power Limited (the “Company”) as of June 30, 2022, and the related condensed consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the six-month periods ended June 30, 2021 and 2022, and the related notes (collectively referred to as the interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, and the related statements of income and comprehensive income, changes in equity and cash flows in each of the years for the two-year period ended December 31, 2021; and in our report dated August 12, 2022, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2021, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.
San Mateo, California

November 16, 2022

U POWER LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of
	Notes	December 31, 2021	June 30, 2022
		RMB	RMB	US$
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		14,787	11,860	1,771
Restricted cash		10,900	900	134
Accounts receivable (net of allowance for doubtful debt of RMB289 and RMB289 (US$43) as of December 31, 2021 and June 30, 2022, respectively	3	193	3,106	464
Inventories		13,447	14,961	2,234
Advance to suppliers	4	76,444	40,343	6,023
Other current assets	5	12,329	14,186	2,118
Amount due from related parties		204	65	10
Total current assets		128,304	85,421	12,754

Non-current assets:
Property and equipment, net	6	10,096	10,424	1,556
Intangible assets, net	7	608	308	46
Operating lease right-of-use assets, net	12	25,666	22,776	3,400
Long-term investments	8	110,000	111,750	16,684
Refundable deposit for investment	9	78,806	79,600	11,884
Other non-current assets		189	138	21
Total non-current assets		225,365	224,996	33,591
Total assets		353,669	310,417	46,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowing	10	1,000	1,000	149
Current portion of loan payables	13	500	500	75
Accounts payable		9,798	12,018	1,794
Accrued expenses and other liabilities	11	4,838	8,042	1,201
Income tax payables	16	2,582	2,582	386
Advances from customers		53,678	19,386	2,894
Operating lease liabilities – current	12	4,315	3,833	572
Amount due to related parties		111	1,132	169
Total current liabilities		76,822	48,493	7,240

Non-current liabilities:
Operating lease liabilities – non-current	12	3,665	1,728	258
Non-current portion of long-term borrowing	10	9,000	9,000	1,344
Non-current portion of loan payables	13	6,500	6,500	970
Total non-current liabilities		19,165	17,228	2,572

Total liabilities		95,987	65,721	9,812

U POWER LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of RMB and US$, except for number of shares)

		As of
	Notes	December 31, 2021	June 30, 2022
		RMB	RMB	US$
			(Unaudited)
Shareholders’ equity:
Ordinary shares (US$0.0000001 par value; 500,000,000,000 shares authorized; nil and 50,000,000 issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)		—	—	—
Additional paid-in capital		319,775	319,775	47,741
Accumulated deficit		(107,917)	(118,874)	(17,747)
Total U POWER LIMITED shareholders’ equity		211,858	200,901	29,994

Non-controlling interest		45,824	43,795	6,539

Total shareholders’ equity		257,682	244,696	36,533

Total liabilities and shareholders’ equity		353,669	310,417	46,345

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

U POWER LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2021	2022
		RMB	RMB	US$
Net revenues:
Sourcing services		598	1,300	194
Product sales		—	2,634	393
Battery-swapping services		—	343	51
Total net revenues		598	4,277	638
Cost of revenues		(203)	(2,748)	(410)
Gross profit		395	1,529	228
Sales and marketing expenses		(2,232)	(866)	(129)
General and administrative expenses		(15,257)	(11,525)	(1,720)
Research and development expenses		(392)	(2,810)	(420)
Total operating expenses		(17,881)	(15,201)	(2,269)
Operating loss		(17,486)	(13,672)	(2,041)
Interest income		1,265	1,196	179
Interest expenses		(174)	(239)	(36)
Other income		4	10	2
Other expenses		(254)	(276)	(41)
Loss before income taxes		(16,645)	(12,981)	(1,937)
Income tax expense		—	5	1
Net loss		(16,645)	(12,986)	(1,938)
Less: net loss attributable to non-controlling interest		(2,600)	(2,029)	(303)
Net loss attributable to the Company’s ordinary shareholders and total comprehensive loss		(14,045)	(10,957)	(1,635)

Loss per share:
Ordinary shares – basic and diluted	14	(0.28)	(0.22)	(0.03)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Ordinary shares – basic and diluted	14	50,000,000	50,000,000	50,000,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

U POWER LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total U POWER LIMITED shareholders’ deficit	Non- controlling interests	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2021	50,000,000	—	305,709	(66,518)	239,191	50,885	290,076
Consolidated net loss	—	—	—	(14,045)	(14,045)	(2,600)	(16,645)
Balance as of June 30, 2021	50,000,000	—	305,709	(80,563)	225,146	48,285	273,431
Balance as of January 1, 2022	50,000,000	—	319,775	(107,917)	211,858	45,824	257,682
Consolidated net loss	—	—	—	(10,957)	(10,957)	(2,029)	(12,986)
Balance as of June 30, 2022 (RMB)	50,000,000	—	319,775	(118,874)	200,901	43,795	244,696
Balance as of June 30, 2022 (US$)		—	47,741	(17,747)	29,994	6,539	36,533

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

U POWER LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(16,644)	(12,986)	(1,937)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	288	850	127
Non-cash lease expenses of right-of-use assets	1,409	6,521	974

Changes in operating assets and liabilities:
Accounts receivable	2	(2,913)	(435)
Inventories	(1,213)	(1,513)	(226)
Advance to suppliers	(11,319)	36,101	5,390
Other current assets	(2,319)	(3,392)	(506)
Amount due from related parties	(5)	139	21
Other non-current assets	(8)	45	7
Accounts payable	12	2,220	331
Accrued expenses and other payables	(473)	2,104	314
Advance from customers	7,265	(34,291)	(5,120)
Amount due to related parties	(69)	1,021	152
Operating lease liabilities	(1,721)	(6,049)	(904)
Net cash used in operating activities	(24,797)	(12,143)	(1,812)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,038)	(862)	(129)
Purchases of intangible assets	(225)	(12)	(2)
Payment of loans to third parties	(10,104)	(914)	(137)
Repayment of loans to a third party	459	1,653	247
Payment of loans to related parties	—	(1)	—
Repayment of loans to related parties	1	—	—
(Payment) for/return of long-term investments	—	(1,750)	(261)
Net cash used in investing activities	(11,907)	(1,886)	(282)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by shareholders	—	1	—
Proceeds from a loan from a third party	—	1,101	164
Net cash provided by (used in) financing activities	—	1,102	164

Net decrease in cash and cash equivalents and restricted cash	(36,704)	(12,927)	(1,930)
Cash and cash equivalents and restricted cash at beginning of year	126,678	25,687	3,835
Cash and cash equivalents at end of period	89,974	12,760	1,905

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

U POWER LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION

U POWER LIMITED (the ‘‘Company’’) was incorporated in the Cayman Islands on June 17, 2021 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries (collectively, ‘‘Operating Entities”), are principally engaged in the provision of: 1) new energy vehicles development and sales; 2) battery swapping stations manufactory and sales; 3) battery swapping services; and 4) sourcing services (collectively, “Principal Business”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2021. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six-month ended June 30, 2022 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2022. The condensed consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2021.

(b) Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.6981, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

(c) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

(i)     provides all of the benefits received and consumed simultaneously by the customer;

(ii)    creates and enhances an asset that the customer controls as the Group performs; or

(iii)   does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

U POWER LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Product sales

The Group generates revenue from sales of battery swapping stations. The Group identifies the users who purchase battery swapping station as its customers. The revenue for battery swapping station sales are recognized at a point in time when the control of the product is transferred to the customer.

Sourcing services

The Group acts as an agent between its customer and supplier to facilitate its customer’s purchase of vehicles. The Group charges commission on the purchase price and the agent commission is recognized upon delivery of vehicles to customers. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

Battery-swapping services

The Group generates revenue from providing battery-swapping services to vehicle users and station owners, including battery swapping electric charges, battery swapping services and station control system services. The Group identifies the users who use the battery swapping station for battery swapping as its customers. The revenue for battery swapping electric charges and battery swapping services are recognized at a point in time when the service is provided to the customer. The revenue for the station control system service or associated upgrading services is recognized over time based on a straight-line method.

U POWER LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Cost of revenues

Cost of product sales primarily includes semi-finished goods purchased from suppliers, labor cost and manufacturing overhead, including depreciation of assets associated with production, battery swapping electric charge and station control system cost.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for doubtful debt consisted of the following:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Accounts receivable	193	3,106	464
Allowance for doubtful debt	—	—	—
	193	3,106	464

As of December 31, 2021 and June 30, 2022, all accounts receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	As of
	December 31, 2020	June 30, 2022
	RMB	RMB	US$
Balance at beginning of the year	289	289	43
Additional provision charged to expense	—	—	—
Balance at the end of the year	289	289	43

4. ADVANCE TO SUPPLIERS

The balance mainly represented prepayments in relation to the development and purchase of battery swapping stations as well as developing UOTTA-powered EVs.

5. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Tax recoverable	6,727	8,736	1,304
Loan to a third party	1,000	—	—
Prepayment to a third party	3,000	3,000	448
Deposits	905	359	54
Staff advances	151	596	89
Others	546	1,495	223
	12,329	14,186	2,118

U POWER LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
At cost:
Leasehold improvements	857	182	27
Computer and network equipment	1,150	1,277	191
Manufacturing equipment	2,700	3,647	545
Office equipment	783	189	27
Motor vehicles	2,629	3,054	456
	8,119	8,349	1,246
Less: Accumulated depreciation	(2,419)	(2,423)	(362)
	5,700	5,926	884
Construction in progress	4,396	4,498	672
	10,096	10,424	1,556

Depreciation expense was RMB258 and RMB539 (US$80) for the six months ended June 30, 2021 and 2022, respectively.

7. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Purchased software	Internal-use software	Total	Total
	RMB	RMB	RMB	US$
Net balance as of January 1, 2022	358	250	608	91
Additions	12	—	12	2
Amortization expense	(62)	(250)	(312)	(47)
Net balance as of June 30, 2022	308	—	308	46

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expense was RMB30 and RMB312 (US$47) for the six months ended June 30, 2021 and 2022, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
Remaining 2022	48	7
2023	97	14
2024	97	14
2025	97	14
2026	97	14
	436	63

U POWER LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Equity securities without readily determinable fair value:
Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”)	110,000	110,000	16,423
Huzhou Zheyou New Energy Sales Co., Ltd (“Huzhou Zheyou”)	—	1,750	261
Cost of equity investments without readily determinable fair value	110,000	111,750	16,684
Impairment on equity investments without readily determinable fair value	—	—	—
Carrying amount of Equity investments without readily determinable fair value	110,000	111,750	16,684

In December 2020, the Group entered contractual arrangements with Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”) and its Participating Shareholders, whereby the Group agreed to purchase a limited partnership interest in the Fund in the amount of RMB120,000, which entitles the Group an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased the total partnership capital to RMB111,200 and returned to the Group by RMB10,000 and the aggregate interest of the Group was subsequently diluted to 98.9%. There was no unfunded commitment to the Fund as of December 31, 2021.

The Fund’s investment strategy is primarily to invest in emerging companies in the new energy automobile industry. The Fund is scheduled to be in existence until 2025, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In April 2022, the Group entered into an agreement to invest in Huzhou Zheyou. The Group injected capital of RMB1,750 in 2022.The Group held a 35% equity interest as of 30 June 2022. Based on the investment agreement, the Group cannot exercise significant influence over Huzhou Zheyou’s operation and financial decisions.

9. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance represented loans to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operation pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently in August 2022, the Company entered into a Term Sheet (“TS”), the result of which would be the investment into SH Lingneng’s interest equity (“Transaction”). Final terms and arrangements of this potential transaction would be determined on a Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the transaction. The Company may terminate the investment agreement and abandon the transactions contemplated thereby for any reason or for no reason in its sole and absolute discretion prior to December 31, 2022, with no further obligations on its part.

U POWER LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10. BORROWINGS

Borrowings were as follows as of the respective balance sheet dates:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Long-term bank borrowing, current portion	1,000	1,000	149
Long-term bank borrowing, non-current portion	9,000	9,000	1,344
	10,000	10,000	1,493

The long-term borrowing (including current portion) outstanding as of December 31, 2021 and June 30, 2022 bore a weighted average interest rate of 6.87% per annum, and was denominated in RMB. These borrowings were obtained from financial institutions.

11. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Payroll and welfare payables	2,062	3,593	536
Loan from a third party	998	2,099	313
Loan from a staff	850	—	—
Interest payables	162	162	24
Customer deposit	299	1,662	248
Others	467	526	80
	4,838	8,042	1,201

12. LEASES

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to building, office facilities and equipment and the rights to use the land in the PRC. For leases with terms greater than 12 months, the Company records the related asset and liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.

As of
	December 31, 2021	June 30, 2022
	RMB	RMB
Weighted average remaining lease term:
Operating lease	2.36 years	3.76 years

Weighted average discount rate:
Operating lease	4.75%	4.75%

U POWER LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. LEASES (cont.)

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Operating lease right-of-use assets, net
Operating lease	25,666	22,776	3,400

Lease liabilities
Current portion of operating lease liabilities	4,315	3,833	572
Non-current portion of operating lease liabilities	3,665	1,728	258
	7,980	5,561	830

Future lease payments under operating leases as of June 30, 2022 were as follows:

	Operating Leases
	RMB	US$
Remaining 2022	2,311	345
2023	3,261	487
2024	521	78
Total future lease payments	6,093	910
Less: Imputed interest	532	80
Represent value of future lease payments(1)	5,561	830

____________

(1)      Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB3,833 (US$572) and RMB1,728 (US$258) for the six months ended June 30, 2022, respectively.

13. LOAN PAYABLES

Loan payables were as follows as of the respective balance sheet dates:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Loan payables, current portion	500	500	75
Loan payables, non-current portion	6,500	6,500	970
	7,000	7,000	1,045

The loan payables outstanding as of December 31, 2021 and June 30, 2022 bore a weighted average interest rate of 7.5% per annum, and were denominated in RMB. These borrowings were obtained from a third-party.

U POWER LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
Numerator:
Net loss	(16,645)	(12,986)	(1,938)
Less: net income attributable to noncontrolling interest	(2,600)	(2,029)	(303)
Net loss attributable to the Company’s ordinary shareholders	(14,045)	(10,957)	(1,635)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	50,000,000	50,000,000	50,000,000

Basic and diluted earnings per share:	(0.28)	(0.22)	(0.03)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering provide that each officer or director of our company (but not auditors) shall be indemnified out of our assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempted from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of Securities	Consideration (US$)
Ordinary Shares
Upincar Limited	June 17, 2021	91,370,800	9.13708
U Trend Limited	June 17, 2021	94,991,400	9.49914
U Battery Limited	June 17, 2021	5,076,200	0.50762
U Taste Car Limited	June 17, 2021	4,061,000	0.4061
Will Hunting & U Holding Limited	June 17, 2021	3,612,000	0.3612
Union Ahead Limited	June 17, 2021	888,600	0.08886
Jiuchuang Youpin Limited	November 26, 2021	169,139,178	16.9139178
U Created Limited	February 28, 2022	7,500,000	0.75
Everpine Delta Fund L.P.	February 28, 2022	5,542,000	0.5542

Item 8. Exhibits and Financial Statement Schedules

(a)    Exhibits

See Exhibits Index beginning on page II-3 of this registration statement.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(2)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(3)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBITS INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Associations
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1**	Opinion of Guantao Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)
8.2*	Opinion of Hunter Taubman Fisher & Li LLC regarding certain U.S. federal income tax matters
8.3*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)*
10.1*	Employment Agreements by and between executive officers and the Registrant
10.2*	Indemnification Agreements between the Registrant and its directors and officers
10.3*	English translation of cooperation agreement by and between FAW Jiefang Qingdao Automobile Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd. dated September 28, 2021
10.4*	English translation of cooperation agreement by and between Dongfeng Liuzhou Motor Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd., dated August 28, 2021
10.5*	English translation of cooperation agreement by and between Dongfeng HUBEI TRI-RING MOTOR CO., LTD and Youpin Automotive Services (Shanghai) Co., Ltd., dated July 22, 2021
10.6*	English translation of Capital Increase Agreement dated December 31, 2021
10.7*	English translation of Lease Agreement for Factory and Office Building by and between Anhui Juhu Door and Window Technology Co. and Upincar Group Co., Ltd., dated June 16, 2021
10.8*	English translation of Lease Agreement of the Zibo Factory dated December 28, 2021
10.9*

English translation of Cooperation Agreement (dated June 6, 2021), Memorandum of Agreement (dated December 17, 2021), and Supplemental Agreement (dated August 10, 2022), between Quanzhou Xinao Transportation Energy Development Co. and Shanghai Youxu New Energy Technology Youxu Company

10.10*	English translation of Lease Agreement of Swapping Station in Quanzhou City, Fujian Province dated July 10, 2022
14.1*	Code of Business Conduct and Ethics of the Registrant
21.1*	Principal Subsidiaries
23.1*	Consent of WWC P.C.
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3**	Consent of Guantao Law Firm (included in 99.2)
23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibits 8.2)
99.1*	Consent of Frost & Sullivan
99.2**	Opinion of Guantao Law Firm, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters
99.3*	Consent of Xiaochun Li
99.4*	Consent of Quanshi Chen
99.5*	Consent of Bo Lyu
107**	Registration Fee Table

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shanghai, People’s Republic of China, on March 8, 2023.

U Power Limited

By:	/S/ Jia Li
Name: Jia Li
Title: Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jia Li as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the U.S. Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on March 8, 2023.

Signature	Title
/S/ Jia Li	Chief Executive Officer, Director, and Chairman of the Board of Directors
Name: Jia Li	(principal executive officer)
/S/ Bingyi Zhao	Chief Financial Officer and Director
Name: Bingyi Zhao	(principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of U Power Limited, has signed this registration statement or amendment thereto in New York, New York on March 8, 2023.

Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries Title: Senior Vice President